Registration No. 333-________

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM S-2
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                           James Monroe Bancorp, Inc.
             (Exact name of registrant as specified in its charter)

            Virginia                                             54-1941875
  (State or other jurisdiction                               (I.R.S. Employer
of incorporation or organization)                         Identification Number)

                              3033 Wilson Boulevard
                            Arlington, Virginia 22201
                                 (703) 524-8100
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                 John R. Maxwell
                      President and Chief Executive Officer
                           James Monroe Bancorp, Inc.
                              3033 Wilson Boulevard
                            Arlington, Virginia 22201
                                 (703) 524-8100

        (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                                   Copies to:

    Noel M. Gruber, Esquire                    Scott H. Richter, Esquire
    David H. Baris, Esquire                    George P. Whitley, Esquire
Kennedy, Baris & Lundy, L.L.P.          LeClair Ryan, A Professional Corporation
4701 Sangamore Road, Suite P-15             707 East Main Street, Suite 1100
   Bethesda, Maryland 20816                     Richmond, Virginia 23219

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of
1933, check the following box.                                          [ ]

If the registrant elects to deliver a copy of its latest annual report to securityholders or a complete and legible facsimile thereof, pursuant to item
11(a)(1) of this form, check the following box.                         [ ]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| ____________

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| ____________

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| ____________

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                         CALCULATION OF REGISTRATION FEE

================================================================================
    Title of Shares to be          Proposed Maximum       Amount of Registration
         Registered            Aggregate Offering Price          Fee (1)
--------------------------------------------------------------------------------
Common stock, $1.00 par value        $11,500,000                 $930.35
================================================================================

(1) Registration fee, calculated in accordance with Rule 457(o).

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                   Subject to Completion -            , 2003

PROSPECTUS

                                             Shares

                    [James Monroe Bancorp, Inc. Logo Omitted]

                                  Common Stock

         James Monroe Bancorp is the holding company for James Monroe Bank, a $300 million commercial bank headquartered in Arlington, Virginia.

         We are offering                      shares of our common stock.

         Our common stock is quoted on the Nasdaq SmallCap Market under the
symbol "JMBI". The last reported sale price of the common stock on            ,
2003 was $          .

         INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" ON PAGE TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE BUYING SHARES OF OUR COMMON STOCK.

                              --------------------

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE COMMON STOCK OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         SHARES OF OUR COMMON STOCK ARE NOT DEPOSITS, SAVINGS ACCOUNTS, OR OTHER OBLIGATIONS OF A DEPOSITORY INSTITUTION AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

                              --------------------

                                                         PER SHARE      TOTAL
                                                         ---------      -----
Price to public                                              $            $
Underwriting discount (1)                                    $            $
Proceeds, before expenses, to James Monroe Bancorp (1)       $            $
-------------------------

(1) The underwriter has agreed that the underwriting discount will be $      per
    share for up to $2 million of the common stock we are offering, or shares, which may be purchased by our directors, executive officers and founding directors. The total proceeds of the offering assumes the purchase
    of           shares by such persons.

         This is a firm commitment underwriting. The underwriter may also
purchase up to         additional shares from us at the public offering price,
less the underwriting discount, to cover over-allotments.

    The underwriter expects to deliver the shares to purchasers on        ,2003.


                           SCOTT & STRINGFELLOW, INC.


               The date of this prospectus is               , 2003

                              [MAP OF MARKET AREA]












                 1. 3033 Wilson Boulevard, Arlington, Virginia
                 2. 7023 Little River Turnpike, Annandale, Virginia
                 3. 10509 Judicial Drive, Fairfax, Virginia
                 4. 606 South King Street, Leesburg, Virginia
                 5. 10 W. Market St., Leesburg, Virginia
                 6. 3914 Centreville Road, Chantilly, Virginia Opening in 2004


IN CONNECTION WITH THIS OFFERING, THE UNDERWRITER MAY OVER-ALLOT, OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE EXIST IN THE OPEN MARKET. IF THE UNDERWRITER COMMENCES STABILIZING ACTIVITIES, IT MAY DISCONTINUE THEM AT ANY TIME.

                                     SUMMARY

         This summary highlights selected information about us and the offering that is contained elsewhere in this prospectus. The summary does not contain all the information that you should consider before investing in our common stock. You should read this summary together with the entire prospectus. Except as otherwise indicated by the context, references in this prospectus to "we," "our" or "us" are to the combined business of James Monroe Bancorp, Inc. and its wholly owned subsidiary, James Monroe Bank.

                              JAMES MONROE BANCORP

         James Monroe Bancorp is a bank holding company headquartered in Arlington, Virginia. Our wholly owned subsidiary, James Monroe Bank, commenced operations as a Virginia chartered bank in June 1998 and engages in a general commercial banking business with a particular focus on the needs of small to medium-sized businesses, their principals and professionals.

         We currently operate five banking offices in Northern Virginia - in Arlington, Annandale, Fairfax City and two offices in Leesburg. To position ourselves to take advantage of future growth in our market area, we expect to open a sixth banking office in Chantilly, near the intersection of Routes 50 and 28, during the second quarter of 2004. This location will also eventually house certain administrative and operations functions, as well as our mortgage division.

         We have experienced significant growth in both assets and profitability during our five years of operation. As of June 30, 2003, we had assets of $297.1 million, representing a 56.5% increase from June 30, 2002. Total loans outstanding as of June 30, 2003 amounted to $145.7 million, an increase of 38.3% from June 30, 2002. For the six months ended June 30, 2003, our net income was $1.1 million, an increase of 110.6% compared to our net income for the six months ended June 30, 2002. Earnings per basic share for the same period increased 67.9% from $0.28 to $0.47. During the period from December 31, 1998 to June 30, 2003, we have enjoyed compound annual growth rates of 54.5% in assets, 57.0% in loans and 60.3% in deposits, based on monthly average balances.

THE NORTHERN VIRGINIA MARKET

         We believe that a key factor in our ability to achieve our business strategy goal and to create shareholder value is the attractiveness of the Northern Virginia market. The market in which we operate and where we are establishing our branches has seen considerable population and economic growth in the past several decades, and we expect such favorable growth to continue. Our primary service area includes Arlington, Fairfax and Loudoun counties, markets that we believe have the most profitable banking opportunities in Northern Virginia.

         Collectively, the markets in which we operate are some of the largest in Virginia. From 1990 to 2000, Fairfax County's population increased 18.5% to 969,749, the highest in the state. During the same period, the populations of Arlington and Loudoun counties increased 10.8% and 96.9% to 189,453 and 169,599, respectively. Loudoun County's growth during 1990 to 2000 placed it as the sixth highest county in the United States in terms of percentage change in population during that period, and it is expected to increase by 77.1% from 2000 to 2010. Arlington and Fairfax counties, two of the more densely populated counties in Virginia, are projected to grow 6.9% and 15.1%, respectively, during the 2000 to 2010 period. If Fairfax County were a city, it would rank 10th in population in the United States.

         In addition to the compelling population growth, these areas continue to rank among the top counties in the nation in terms of median household income, a solid indicator of an affluent market. Fairfax County's median household income is the second highest in the United States at $81,050, which is nearly double the national median. Loudoun County is second highest in Virginia, and ranks third in the country, with median household income of $80,648.

BUSINESS STRATEGY

         Our goal is to enhance our franchise value by continuing our strong growth trend in assets and profitability while maintaining asset quality and individualized customer service. Our strategic plan has the following four primary components:

         o CONTINUE TO EXPAND AND PENETRATE HIGH GROWTH MARKETS. We believe we are well positioned to take full advantage of the favorable demographic and economic characteristics in our expanding Northern Virginia market. The areas in which we operate are characterized by high concentrations of small to medium-sized businesses and professionals, our target customers. We will look for opportunities to expand our franchise in these high growth markets on a selective and opportunistic basis. We are continuously seeking additional branching opportunities, centered around experienced lending officers with a significant portfolio of commercial customers. We will increase our market share by branching selectively, by continuing to capitalize on niche products to service our small and medium-sized business customers, and by enhancing our marketing efforts to build brand identification.

         o HIRE EXPERIENCED LENDING OFFICERS. Our branching strategy has revolved around the hiring of highly experienced local banking professionals with successful track records and established customer relationships with small to medium-sized businesses and affluent households. These officers have been able to attract customers with which they have built relationships over the years, enhancing our loan production. We typically hire one or more officers for a specific location, and then establish a branch office to support business generation.

              We currently have six loan officers that have an average of over 27 years of experience in the financial services industry. Our lenders have operated in our market area for many years, and have experienced a wide range of economic cycles and lending market conditions. We will continue to grow and build our franchise by having seasoned, local lenders and other bankers join our organization. Our lending officers are supported by members of our executive management team and our Board of Directors, who have broad experience during a variety of economic cycles in loan production, credit administration, investments, asset liability management and compliance - key strengths in building and growing our company.

         o TARGET SMALL TO MEDIUM-SIZED BUSINESSES IN OUR COMMUNITIES. The Northern Virginia banking market has been characterized by significant consolidation among financial institutions. Over the past five years, a number of independent community banks in our market area have been acquired by large regional or national banks, most of which are headquartered out of our market area. While many of the large banks operating in our market are now targeting the small and medium-sized business market, our customers have told us that the corporate service culture and operational infrastructure at large banks often do not provide satisfactory customer experiences. Automation and 800 numbers take the place of personalized and time-sensitive service. Personnel turnover prevents the development of a banking relationship that adds value to a customer's business. This atmosphere provides an excellent opportunity for James Monroe Bank, a community-oriented bank delivering a wide array of personalized products through an integrated and responsive sales and service approach. We believe that our experienced team of banking professionals focused on relationship banking, who have a history of serving Northern Virginia's small to medium-sized businesses with annual sales generally up to $10 million, gives us a distinct competitive advantage in attracting and keeping this customer base.

         o PERSONALIZE CUSTOMER SERVICE, OFTEN BY LEVERAGING OUR TECHNOLOGY CAPABILITIES. We are able to compete effectively in our market by offering products comparable to a larger financial institution, while maintaining the high level of customer service, quick response time and personalized attention of a locally headquartered bank. We are able to solidify this competitive advantage with the use of technology to tailor products and services to specific segments of our targeted banking customer market. Our ability to optimize the capacities of our technology systems, in creating, marketing and delivering defined products to serve the different needs of our customers, will allow us to realize economies of scale as we further execute our expansion strategy.

                                  THE OFFERING

Shares Offered                                           shares of common stock.

Offering Price                                $     per share.

Shares outstanding after the offering                      shares.

Use of Proceeds                           We intend to use the proceeds of the
                                          offering for general corporate
                                          purposes, including for contribution
                                          to James Monroe Bank's capital, which
                                          will enable it to continue as a "well
                                          capitalized" institution as our assets
                                          increase, allow us to pursue future
                                          growth opportunities through further
                                          expansion of our existing lending and
                                          investment activities, and possible
                                          branch expansion. Except for the
                                          proposed Chantilly branch, we have no
                                          definitive plans for any additional
                                          branches or for any acquisitions. See
                                          "Use of Proceeds" at page .

Dividend policy                           To date, we have not paid any cash
                                          dividends on our common stock,
                                          electing to retain earnings to fund
                                          growth. We do not expect that we will
                                          elect to pay cash dividends in the
                                          foreseeable future. See " Market for
                                          Common Stock and Dividends" at page .

Nasdaq SmallCap Market symbol             JMBI


Risk Factors                              Investing in our common stock involves
                                          investment risks. You should carefully
                                          review the information contained under
                                          "Risk Factors" beginning at page
                                          before deciding to purchase shares of
                                          our common stock.

         The number of shares of our common stock outstanding after this offering is based on the number of shares outstanding on August 31, 2003, and excludes 251,518 shares of common stock issuable upon exercise of stock options outstanding under our stock option plans on August 31, 2003, of which 227,661 were exercisable. Additional options to purchase 3,000 shares of common stock were issued subsequent to August 31, and options to purchase 4,000 shares were allocated for issuance to prospective employees.

         Except as otherwise indicated, all information in this prospectus assumes no exercise of the underwriter's over-allotment option.

                               ------------------

         We were organized as a Virginia corporation in April 1999 for the sole purpose of becoming a holding company for James Monroe Bank. James Monroe Bank began operating as a Virginia commercial bank in June 1998 and became a wholly owned subsidiary of James Monroe Bancorp in July 1999.

         Our principal executive offices are located at 3033 Wilson Boulevard, Arlington, Virginia 22201. Our telephone number is (703) 524-8100.

                       SUMMARY CONSOLIDATED FINANCIAL DATA

         The following table shows a summary of historical consolidated financial data for James Monroe Bancorp. You should read it together with the historical consolidated financial information contained in the consolidated financial statements for the year ended December 31, 2002 and for the six months ended June 30, 2003 included with this prospectus and with the other information provided in this prospectus. Information for the six month periods ended June 30, 2003 and 2002 is derived from unaudited interim financial statements and includes, in the opinion of management, all adjustments, consisting of only normal recurring adjustments, necessary to present fairly the data for such period. Information for the period from inception to December 31, 1998 represents results of James Monroe Bank. The results of operations for the six month period ended June 30, 2003 do not necessarily indicate the results which may be expected for any future period or for the full year.

                                                                                                                            FROM
                                                                                                                         INCEPTION
                                         SIX MONTHS ENDED                                                             (JUNE 8, 1998)
                                             JUNE 30,                           YEAR ENDED DECEMBER 31,                   THROUGH
                                     -----------------------    ----------------------------------------------------    DECEMBER 31
                                        2003         2002          2002           2001         2000          1999           1998
                                     ----------   ----------    ----------     .---------   ----------    ----------    ----------
                                                        (Dollars in thousands, except share and per share data)
PERIOD-ENDING BALANCES:
Total assets........................ $  297,054   $  189,835    $  238,793    $   126,658   $   89,230    $   49,618    $   23,509
Total loans.........................    145,687      105,370       121,047         86,139       50,040        31,039        12,769
Total deposits......................    271,099      166,891       213,870        114,259       78,042        42,819        16,781
Stockholders' equity ...............     20,214       17,466        19,195         11,967       10,733         6,600         6,659
Average weighted shares
outstanding at period end (1):
     Basic..........................  2,301,295    1,809,536     2,054,844      1,800,186    1,461,105     1,391,302     1,382,981
     Diluted........................  2,464,435    1,907,540     2,160,539      1,886,413    1,508,239     1,408,035     1,382,981
RESULTS OF OPERATIONS:
Total interest income............... $    6,088   $    4,435    $   10,091    $     7,548   $    5,413    $    2,845    $      630
Total interest expense..............      1,777        1,601         3,609          2,918        2,177           921           147
Net interest income.................      4,311        2,834         6,482          4,630        3,236         1,924           482
Provision for loan losses...........        349          251           483            450          237           231           132
Net interest income after
  provision for loan losses.........      3,962        2,583         5,999          4,180        2,999         1,693           350
Noninterest income..................        429          268           760            554          302           159            14
Noninterest expense.................      2,788        2,072         4,394          3,033        2,348         1,727           817
Income (loss) before income taxes...      1,603          779         2,365          1,701          953           125          (452)
Net income (loss)...................      1,074          510         1,553          1,112          810           125          (452)
PER SHARE DATA (1):
Net income (loss), basic............ $     0.47   $     0.28    $     0.75    $      0.62   $     0.55    $     0.09    $    (0.33)
Net income (loss), diluted..........       0.44         0.27          0.72           0.59         0.54          0.09         (0.33)
Book value..........................       8.78         7.60          8.34           6.65         5.97          4.73          4.81
ASSET QUALITY RATIOS:
Allowance for loan losses to loans..       1.15%        1.22%         1.15%          1.20%        1.19%         1.17%         1.03%
Nonperforming loans to loans........       0.29%        0.28%         0.24%          0.31%        0.08%         0.00%         0.00%
Allowance for loan losses to
  nonperforming loans...............       4.01x        5.03x         4.70x          3.87x       15.38x          n/a(3)       n/a(3)
Nonperforming  assets to loans and
  other real estate.................       0.29%        0.28%         0.24%          0.31%        0.08%         0.00%         0.00%
Net loan charge offs to average
  loans.............................       0.05%        0.00%         0.12%          0.03%        0.00%         0.00%         0.00%
SELECTED RATIOS:
Tier 1 risk-based capital ratio.....      13.48%       17.87%        15.49%         11.94%       18.50%        20.30%        43.80%
Total risk-based capital ratio......      14.41        18.91         16.43          12.98        19.60         21.40         44.70
Leverage ratio......................       9.48        13.36         10.53           9.53        12.60         14.00         30.60
Efficiency ratio (2)................      58.82        66.80         60.67          58.51        66.40         82.91        164.72
Equity to assets....................       6.80         9.20          8.04           9.45        12.03         13.30         28.32
Return on average total assets......       0.90         0.70          0.88           1.02         1.19          0.32         (4.54)
Return on average stockholders'
  equity............................      10.93         8.32         10.15           9.65        10.75          1.89        (11.14)
Net interest margin.................       3.83         4.15          3.90           4.56         5.09          5.25          5.27


--------------------------------
(1) Per share data and share information have been adjusted to reflect a three-for-two stock split in the form of a 50% stock dividend paid on July 25, 2002 and a five-for-four stock split in the form of a 25% stock dividend paid on May 16, 2003.
(2) We compute our efficiency ratio by dividing noninterest expense by the sum of net interest income on a tax equivalent basis and noninterest income. Comparison of our efficiency ratio with those of other companies may not be possible, because other companies may calculate the efficiency ratio differently.
(3) Not applicable as there were no nonperforming loans at period end.

                                  RISK FACTORS

         An investment in our common stock involves various risks. You should carefully consider the risk factors listed below. These risk factors may cause our future earnings to be lower or our financial condition to be less favorable than we expect. In addition, other risks of which we are not aware, which relate to the banking and financial services industries in general, or which we do not believe are material, may cause earnings to be lower, or hurt our future financial condition. You should read this section together with the other information in this prospectus.

         OUR LEVEL OF ASSETS AND EARNINGS MAY NOT CONTINUE TO GROW AS RAPIDLY AS THEY HAVE IN THE PAST FEW YEARS.

         Since opening for business in 1998, our asset level has increased rapidly, including an 88.5% increase in 2002, and a 24.4% increase in the first six months of 2003. Since 1999, the first full year for which we achieved profitability, our earnings have increased at least 37% annually. We cannot assure you that we will continue to achieve comparable results in future years. As our asset size and earnings increase, it may become more difficult to achieve high rates of increase in assets and earnings. Additionally, it may become more difficult to achieve continued improvements in our expense levels and efficiency ratio.

         We may not be able to immediately invest all of the capital provided by the offering in loans. Investing the offering proceeds in securities until we are able to deploy the proceeds in loans will provide lower margins than we generally earn on loans, potentially adversely impacting shareholder returns. Declines in the rate of growth of income or assets, and increases in operating expenses or nonperforming assets may have an adverse impact on the value of our common stock.

         WE MAY NOT BE ABLE TO SUCCESSFULLY MANAGE CONTINUED GROWTH.

         We intend to use the proceeds of the offering to support further growth in the level of our assets and deposits. As our capital base grows, so does our legal lending limit. We cannot be certain as to our ability to manage increased levels of assets and liabilities, or to successfully make and supervise higher balance loans. Further, we may not be able to maintain the relatively low levels of nonperforming loans that we have experienced. We may be required to make additional investments in equipment and personnel to manage higher asset levels and loan balances, which may adversely impact earnings, shareholder returns and our efficiency ratio. Increases in operating expenses or nonperforming assets may have an adverse impact on the value of our common stock.

         TRADING IN OUR COMMON STOCK HAS BEEN SPORADIC AND VOLUME HAS BEEN LIGHT. AS A RESULT, SHAREHOLDERS MAY NOT BE ABLE TO QUICKLY AND EASILY SELL THEIR COMMON STOCK.

         Although our common stock is listed for trading on the Nasdaq SmallCap Market, and a number of brokers offer to make a market in the common stock on a regular basis, trading volume to date has been limited, averaging only approximately 1,150 shares per day over the past year, and there can be no assurance that an active and liquid market for the common stock will develop. Accordingly, even though there is no holding period required for shares purchased in the offering, shareholders may find it difficult to sell a significant number of shares at the prevailing market price.

         WE HAVE NO CURRENT PLANS TO PAY CASH DIVIDENDS.

         James Monroe Bank is our principal revenue producing operation. As a result, the ability to pay cash dividends to shareholders largely depends on receiving dividends from James Monroe Bank. The amount of dividends that a bank may pay is limited by state and federal laws and regulations. Even if we have earnings in an amount sufficient to pay cash dividends, our Board of Directors currently intends to retain earnings for the purpose of financing growth. See "Market for Common Stock and Dividends" at page .

         OUR MANAGEMENT WILL HAVE BROAD DISCRETION IN ALLOCATING THE PROCEEDS OF THE OFFERING.

         Subject to requirements of safe and sound banking practices and federal law and regulations limiting the activities in which banks and bank holding companies may engage, our management and Board of Directors will have substantial discretion in determining the use of offering proceeds. The discretion of the Board of Directors and management to allocate the proceeds of the offering may result in the use of the proceeds for non-banking activities permitted for bank holding companies or financial holding companies which are not specifically identified in this prospectus.

         OUR DIRECTORS AND EXECUTIVE OFFICERS ARE EXPECTED TO OWN AT LEAST % OF THE OUTSTANDING COMMON STOCK AFTER THE OFFERING, AND THEY MAY PURCHASE ADDITIONAL SHARES IN THE OFFERING. AS A RESULT OF THEIR COMBINED OWNERSHIP, THEY COULD MAKE IT MORE DIFFICULT TO OBTAIN APPROVAL FOR SOME MATTERS SUBMITTED TO SHAREHOLDER VOTE, INCLUDING MERGERS AND ACQUISITIONS. THE RESULTS OF THE VOTE MAY BE CONTRARY TO THE DESIRES OR INTERESTS OF THE PUBLIC SHAREHOLDERS.

         Following completion of the offering, our directors and executive officers and their affiliates will own at least % of the outstanding common stock, assuming that they purchase shares in the offering as currently expected. These persons may purchase a greater or lesser number of shares than expected in the offering.

         By voting against a proposal submitted to shareholders, the directors and officers, as a group, may be able to make approval more difficult for proposals requiring the vote of shareholders, such as some mergers, share exchanges, asset sales, and amendments to the Articles of Incorporation. See "Share Ownership of Management and Five Percent Beneficial Owners" at page , and "Description of Our Capital Stock - Selected Provisions of the Articles of
Incorporation and Virginia Law" at page   .

         THE LOSS OF THE SERVICES OF ANY KEY EMPLOYEES COULD ADVERSELY AFFECT INVESTOR RETURNS.

         Our business is service oriented, and our success depends to a large extent upon the services of John R. Maxwell, our President and Chief Executive Officer, and other senior officers. The loss of the services of Mr. Maxwell or other senior officers could adversely affect our business. Although we have $1 million in key man insurance on Mr. Maxwell, the proceeds of this policy are not intended to fully compensate us for the loss of Mr. Maxwell's services.

         A SUBSTANTIAL PORTION OF OUR LOANS ARE REAL ESTATE RELATED LOANS IN THE NORTHERN VIRGINIA/WASHINGTON DC METROPOLITAN AREA, AND SUBSTANTIALLY ALL OF OUR LOANS ARE MADE TO BORROWERS IN THAT AREA. ADVERSE CHANGES IN THE REAL ESTATE MARKET OR ECONOMY IN THIS AREA COULD LEAD TO HIGHER LEVELS OF PROBLEM LOANS AND CHARGE OFFS, AND ADVERSELY AFFECT OUR EARNINGS AND FINANCIAL CONDITION.

         We have a substantial amount of loans secured by real estate in the Northern Virginia/Washington DC metropolitan area as collateral, and substantially all of our loans are to borrowers in that area. At June 30, 2003, 64% of our loans were commercial real estate loans and 12% were construction and land development loans. An additional 16% were commercial and industrial loans which are not secured by real estate. These concentrations expose us to the risk that adverse developments in the real estate market, or in the general economic conditions in the Northern Virginia/Washington DC metropolitan area, could increase the levels of nonperforming loans and charge offs, and reduce loan demand and deposit growth. In that event, we would likely experience lower earnings or losses. Additionally, if economic conditions in the area deteriorate, or there is significant volatility or weakness in the economy or any significant sector of the area's economy, our ability to develop our business relationships may be diminished, the quality and collectibility of our loans may be adversely affected, the value of collateral may decline and loan demand may be reduced.

         OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS WOULD BE ADVERSELY AFFECTED IF OUR ALLOWANCE FOR LOAN LOSSES IS NOT SUFFICIENT TO ABSORB ACTUAL LOSSES OR IF WE ARE REQUIRED TO INCREASE OUR ALLOWANCE FOR LOAN LOSSES.

         Experience in the banking industry indicates that a portion of our loans will become delinquent, and that some may only be partially repaid or may never be repaid at all. Despite our underwriting criteria, we may experience losses for reasons beyond our control, such as general economic conditions. Although we believe that our allowance for loan losses is maintained at a level adequate to absorb any inherent losses in our loan portfolio, these estimates of loan losses are necessarily subjective and their accuracy depends on the outcome of future events. If we need to make significant and unanticipated increases in our loss allowance in the future, our results of operations would be materially adversely affected at that time.

         OUR BANK REGULATORS MAY REQUIRE US TO INCREASE OUR ALLOWANCE FOR LOAN LOSSES, WHICH COULD HAVE A NEGATIVE EFFECT ON OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

         Federal and state regulators, as an integral part of their supervisory function, periodically review our allowance for loan losses. These regulatory agencies may require us to increase our provision for loan losses or to recognize further loan charge offs based upon their judgments, which may be different from ours. Any increase in the allowance for loan losses required by these regulatory agencies could have a negative effect on our financial condition and results of operations.

         LACK OF SEASONING OF OUR LOAN PORTFOLIO MAY INCREASE THE RISK OF CREDIT DEFAULTS IN THE FUTURE.

         Most of the loans in our loan portfolio were originated within the past four years, and approximately 42% were originated within the past 18 months. In general, loans do not begin to show signs of credit deterioration or default until they have been outstanding for some period of time, a process referred to as "seasoning." As a result, a portfolio of older loans will usually behave more predictably than a newer portfolio. Because our loan portfolio is relatively new, the current level of delinquencies and defaults may not be representative of the level that will prevail when the portfolio becomes more seasoned, which may be somewhat higher than current levels.

         THERE IS NO ASSURANCE THAT WE WILL BE ABLE TO SUCCESSFULLY COMPETE WITH OTHERS FOR BUSINESS.

         The Northern Virginia/Washington DC metropolitan area in which we operate is considered highly attractive from an economic and demographic viewpoint, and is therefore a highly competitive banking market. We compete for loans, deposits, and investment dollars with numerous large, regional and national banks and other community banking institutions, as well as other kinds of financial institutions and enterprises, such as securities firms, insurance companies, savings associations, credit unions, mortgage brokers, and private lenders. Many competitors have substantially greater resources than us, and operate under less stringent regulatory regimens. The differences in resources and regulations may make it harder for us to compete profitably, reduce the rates that we can earn on loans and investments, increase the rates we must offer on deposits and other funds, and adversely affect our overall financial condition and earnings.

         CHANGES IN INTEREST RATES AND OTHER FACTORS BEYOND OUR CONTROL COULD HAVE AN ADVERSE IMPACT ON OUR EARNINGS.

         Our operating income and net income depend to a great extent on our net interest margin i.e., the difference between the interest yields we receive on loans, securities and other interest bearing assets and the interest rates we pay on interest bearing deposits and other liabilities. These rates are highly sensitive to many factors which are beyond our control, including competition, general economic conditions and monetary and fiscal policies of various governmental and regulatory authorities, including the Board of Governors of the Federal Reserve System. At June 30, 2003, we would expect that continued declines in market interest rates could reduce net interest income between 2 and 6 percent. Increases in market rates would likely have an adverse impact on our noninterest income, as a result of reduced demand for mortgage loans, which we make on a pre-sold basis. See "Management's Discussion and Analysis" at page .

         Adverse changes in the real estate market in our market area could also have an adverse affect on our cost of funds and net interest margin, as we have a large amount of noninterest bearing deposits related to real estate sales and development. While we expect that we would be able to replace the liquidity provided by these deposits, the replacement funds would likely be more costly, negatively impacting earnings.

         Additionally, changes in applicable law, if enacted, including those that would permit banks to pay interest on checking and demand deposit accounts established by businesses, could have a significant negative effect on net interest income, net income, net interest margin, return on assets and return on equity. A significant portion of our deposits, 39.42% at June 30, 2003, are noninterest bearing demand deposits.

         Government policy relating to the deposit insurance funds may also adversely affect our results of operations. Under current law and regulation, if the reserve ratio of the Bank Insurance Fund falls below 1.25%, all insured banks will be required to pay deposit insurance premiums. We do not currently pay any deposit insurance premiums.

Payment of deposit insurance premiums will have an adverse effect on our earnings. These changes or other legislative or regulatory developments could have a significant negative effect on our net interest income, net income, net interest margin, return on assets and return on equity.

         SUBSTANTIAL REGULATORY LIMITATIONS ON CHANGES OF CONTROL AND ANTI-TAKEOVER PROVISIONS OF VIRGINIA LAW MAY MAKE IT MORE DIFFICULT FOR YOU TO RECEIVE A CHANGE IN CONTROL PREMIUM.

         With certain limited exceptions, federal regulations prohibit a person or company or a group of persons deemed to be "acting in concert" from, directly or indirectly, acquiring more than 10% (5% if the acquiror is a bank holding company) of any class of our voting stock or obtaining the ability to control in any manner the election of a majority of our directors or otherwise direct the management or policies of our company without prior notice or application to and the approval of the Federal Reserve. There are comparable prior approval requirements for changes in control under Virginia law. Also, Virginia corporate law contains several provisions that may make it more difficult for a third party to acquire control of us without the approval of our Board of Directors, and may make it more difficult or expensive for a third party to acquire a majority of our outstanding common stock. See "Description of Our Capital Stock
- Certain Provisions of the Articles of Incorporation and Virginia Law" at page
..

                    CAUTION ABOUT FORWARD LOOKING STATEMENTS

         We make forward looking statements in this prospectus that are subject to risks and uncertainties. These forward looking statements include:

         o Statements of goals, intentions and expectations as to future trends, plans, events or results of operations and policies and regarding general economic conditions;
         o   Estimates of risks and of future costs and benefits; and
         o   Statements of the ability to achieve financial and other goals.

         In some cases, forward looking statements can be identified by use of words such as "may," "will," "anticipates," "believes," "expects," "intends," "plans," "estimates," "potential," "continue," "could," "should" and similar words or phrases. These forward looking statements are subject to significant uncertainties because they are based upon or are affected by:

         o Management's estimates and projections of interest rates and interest rate policy, competitive factors and other conditions which, by their nature, are not susceptible to accurate forecast future interest rates and other economic conditions;
         o   Future laws and regulations; and
         o   A variety of other matters.

         Because of these uncertainties and the assumptions on which the forward looking statements are based, actual future operations and results in the future may differ materially from those indicated herein. Readers are cautioned against placing undue reliance on any such forward looking statements. We may not update forward looking statements to reflect occurrences or events that may not have been anticipated as of the date of such statements. In addition, our past results of operations do not necessarily indicate future results.

                                 USE OF PROCEEDS

         If all of the shares offered are sold, other than the shares subject to the underwriter's over-allotment option, the net proceeds of the offering are
expected to be approximately $          , after deducting the underwriting
discount and estimated expenses of the offering of $175,000. The proceeds of the offering will be available for contribution to the capital of James Monroe Bank, for use in our lending and investment activities, for branch expansion and for our general corporate purposes. We may also use a portion of the proceeds in connection with acquisitions of other institutions or for investment in activities which are permitted for bank holding companies. Other than the proposed Chantilly branch, there are no definitive plans or commitments for any additional branches or for any acquisitions. There can be no assurance that we will establish additional branches, as to how much it will cost to develop and build out any new branch, that we will acquire another institution in whole or in part, or that any new branch or acquisition will be successful or contribute to shareholder value. We have no definitive plans or commitments for any particular investments or the use of any particular amount of the proceeds of the offering. Pending allocation to specific uses, we intend to invest the proceeds in short term investment grade securities.

                                 CAPITALIZATION

         The following table shows (a) our capitalization at June 30, 2003, and
(b) our capitalization at June 30, 2003, as adjusted to reflect the receipt of
$    million in net proceeds from the sale of            shares of our common
stock in this offering, after giving effect to the underwriting discount and our estimated offering expenses.

                                                                                        JUNE 30, 2003
                                                                              -----------------------------------
                                                                                  ACTUAL           AS ADJUSTED
                                                                              ---------------    ----------------
                                                                                        (in thousands)
Stockholders' Equity
      Common Stock, $1.00 par value, 5,000,000 authorized;
      2,303,275 issued and outstanding actual;        , as adjusted               $ 2,303            $
      Additional paid in capital                                                   12,946
      Retained earnings                                                             3,963               3,963
      Accumulated other comprehensive income                                        1,002               1,002
                                                                              ---------------    ----------------
Total Stockholders' Equity                                                        $20,214            $
                                                                              ===============    ================


                      MARKET FOR COMMON STOCK AND DIVIDENDS

         Market for Common Stock. Since August 27, 2002, our common stock has been trading on the Nasdaq SmallCap Market under the symbol "JMBI." Prior to that date and since January 19, 2001, the common stock was traded on the OTC Bulletin Board. Prior to January 19, 2001, private trades were conducted without brokers and there may have been other trades of which we are either not aware of the price or of the transaction. Such trades and transactions did not necessarily reflect the intrinsic or market values of the common stock. As of August 31, 2003, there were 2,333,654 shares of common stock outstanding, held by approximately 510 shareholders of record. At that date, there were also outstanding options to purchase 251,518 shares of common stock, 227,661 of which were exercisable. Subsequent to August 31, 2003, options to purchase 3,000 shares were issued to non-executive officers, and options to purchase 4,000 shares were allocated for issuance to prospective employees.

         Set forth below is our share price history for the each quarter since January 1, 2001 through September 9, 2003. For 2002 and 2001, information provided represents high and low bid prices, which reflect inter-dealer prices without retail mark-up, mark-down or commission, and may not represent actual trades. To date, trading in the common stock has been sporadic and volume has been light. No assurance can be given that an active trading market will develop in the foreseeable future. Information has been adjusted to reflect the three-for-two stock split in the form of a 50% stock dividend paid on July 25, 2002, and the five-for-four stock split in the form of a 25% stock dividend paid on May 16, 2003.


                                       2003                     2002                      2001
                               ---------------------    ---------------------     ----------------------
PERIOD ENDED                     HIGH        LOW          HIGH        LOW           HIGH         LOW
                               ---------  ----------    ---------   ---------     ----------  ----------
March 31                        $17.63     $13.33        $10.14      $9.07          $8.27       $7.20
June 30                         $23.00     $17.00        $12.81      $9.40          $7.74       $6.40

September 30,
(through September 15, 2003)    $26.17     $21.80        $12.41      $8.88          $9.07       $7.34
December 31                                              $13.61     $10.44         $10.14       $7.47


         Dividends. Holders of our common stock are entitled to receive dividends as and when declared by our Board of Directors. On July 25 2002, we paid a three-for-two stock split in the form of a 50% stock dividend. On May 16, 2003, we paid a five-for-four stock split in the form of a 25% stock dividend. We have not paid cash dividends since becoming the holding company for James Monroe Bank, and prior to that time James Monroe Bank did not pay any cash dividends, each electing to retain earnings to support growth. We currently intend to continue the policy of retaining earnings to support growth for the immediate future. Future dividends will depend primarily upon James Monroe Bank's earnings, financial condition, and need for funds and capital, as well as applicable governmental policies and regulations. There can be no assurance that we will have earnings at a level sufficient to support the payment of dividends, or that we will elect to pay dividends in the future.

         Regulations of the Federal Reserve and Virginia law place a limit on the amount of dividends James Monroe Bank may pay without prior approval. Prior regulatory approval is required to pay dividends which exceed James Monroe Bank's net profits for the current year plus its retained net profits for the preceding two calendar years, less required transfers to surplus. At June 30, 2003, approximately $3.2 million was available for the payment of dividends by James Monroe Bank without prior approval. State and federal regulatory authorities also have authority to prohibit a bank from paying dividends if they deem payment to be an unsafe or unsound practice.

         The Federal Reserve has established guidelines with respect to the maintenance of appropriate levels of capital by registered bank holding companies. Compliance with such standards, as currently in effect, or as they may be amended from time to time, could possibly limit the amount of dividends that we may pay in the future. The Federal Reserve has issued a policy statement on the payment of cash dividends by bank holding companies. In the statement, the Federal Reserve expressed its view that a holding company experiencing earnings weaknesses should not pay cash dividends exceeding its net income, or which could only be funded in ways that weakened the holding company's financial health, such as by borrowing.

         As a depository institution the deposits of which are insured by the Federal Deposit Insurance Corporation, James Monroe Bank may not pay dividends or distribute any of its capital assets while it remains in default on any assessment due the FDIC. James Monroe Bank is not currently in default under any of its obligations to the FDIC.

                      SELECTED CONSOLIDATED FINANCIAL DATA

         The following table shows selected historical consolidated financial data for James Monroe Bancorp. You should read it together with the historical consolidated financial information contained in the consolidated financial statements for the year ended December 31, 2002 and for the six months ended June 30, 2003 included with this prospectus and with the other information provided in this prospectus. Information for the six month periods ended June 30, 2003 and 2002 is derived from unaudited interim financial statements and includes, in the opinion of management, all adjustments, consisting of only normal recurring adjustments, necessary to present fairly the data for such period. Information for the period from inception to December 31, 1998 represents results of James Monroe Bank. The results of operations for the six month period ended June 30, 2003 do not necessarily indicate the results which may be expected for any future period or for the full year.

                                                                                                                          FROM
                                                                                                                       INCEPTION
                                            SIX MONTHS ENDED                                                         (JUNE 8, 1998)
                                                JUNE 30,                      YEAR ENDED DECEMBER 31,                   THROUGH
                                        -----------------------   -------------------------------------------------    DECEMBER 31,
                                           2003         2002         2002         2001         2000         1999         1998
                                        ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                               (Dollars in thousands, except share and per share data)
PERIOD-ENDING BALANCES:
Total assets..........................  $  297,054   $  189,835   $  238,793   $  126,658   $   89,230   $   49,618   $   23,509
Total loans...........................     145,687      105,370      121,047       86,139       50,040       31,039       12,769
Total deposits........................     271,099      166,891      213,870      114,259       78,042       42,819       16,781
Stockholders' equity .................      20,214       17,466       19,195       11,967       10,733        6,600        6,659
Average weighted shares
  outstanding at period end (1):
     Basic............................   2,301,295    1,809,536    2,054,844    1,800,186    1,461,105    1,391,302    1,382,981
     Diluted..........................   2,464,435    1,907,540    2,160,539    1,886,413    1,508,239    1,408,035    1,382,981
RESULTS OF OPERATIONS:
Total interest income.................  $    6,088   $    4,435   $   10,091   $    7,548   $    5,413   $    2,845   $      630
Total interest expense................       1,777        1,601        3,609        2,918        2,177          921          147
Net interest income...................       4,311        2,834        6,482        4,630        3,236        1,924          482
Provision for loan losses.............         349          251          483          450          237          231          132
Net interest income after
  provision for loan losses...........       3,962        2,583        5,999        4,180        2,999        1,693          350
Noninterest income....................         429          268          760          554          302          159           14
Noninterest expense...................       2,788        2,072        4,394        3,033        2,348        1,727          817
Income (loss) before income taxes.....       1,603          779        2,365        1,701          953          125         (452)
Net income (loss).....................       1,074          510        1,553        1,112          810          125         (452)
PER SHARE DATA (1):
Net income (loss), basic..............  $     0.47   $     0.28   $     0.75   $     0.62   $     0.55   $     0.09   $    (0.33)
Net income (loss), diluted............        0.44         0.27         0.72         0.59         0.54         0.09        (0.33)
Book value............................        8.78         7.60         8.34         6.65         5.97         4.73         4.81
ASSET QUALITY RATIOS:
Allowance for loan losses to loans....        1.15%        1.22%        1.15%        1.20%        1.19%        1.17%        1.03%
Nonperforming loans to loans..........        0.29%        0.28%        0.24%        0.31%        0.08%        0.00%        0.00%
Allowance for loan losses to
  nonperforming loans.................        4.01x        5.03x        4.70x        3.87x       15.38x        n/a(3)        n/a(3)
Nonperforming  assets to loans and
  other real estate...................        0.29%        0.28%        0.24%        0.31%        0.08%        0.00%        0.00%
Net loan charge offs to average
  loans...............................        0.05%        0.00%        0.12%        0.03%        0.00%        0.00%        0.00%
SELECTED RATIOS:
Tier 1 risk-based capital ratio.......       13.48%       17.87%       15.49%       11.94%       18.50%       20.30%       43.80%
Total risk-based capital ratio........       14.41        18.91        16.43        12.98        19.60        21.40        44.70
Leverage ratio........................        9.48        13.36        10.53         9.53        12.60        14.00        30.60
Efficiency ratio (2)..................       58.82        66.80        60.67        58.51        66.40        82.91       164.72
Equity to assets......................        6.80         9.20         8.04         9.45        12.03        13.30        28.32
Return on average total assets........        0.90         0.70         0.88         1.02         1.19         0.32        (4.54)
Return on average stockholders'
  equity..............................       10.93         8.32        10.15         9.65        10.75         1.89       (11.14)
Net interest margin...................        3.83         4.15         3.90         4.56         5.09         5.25         5.27

-------------------------------
(1) Per share data and share information have been adjusted to reflect a three-for-two stock split in the form of a 50% stock dividend paid on July 25, 2002 and a five-for-four stock split in the form of a 25% stock dividend paid on May 16, 2003.
(2) We compute our efficiency ratio by dividing noninterest expense by the sum of net interest income on a tax equivalent basis and noninterest income. Comparison of our efficiency ratio with those of other companies may not be possible, because other companies may calculate the efficiency ratio differently.
(3) Not applicable as there were no nonperforming loans at period end.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

INTRODUCTION

         This section reviews our financial condition and results of operations as of and for the years ended December 31, 2002, 2001 and 2000 and the six months ended June 30, 2003 and 2002. Some tables cover more than these periods to comply with Securities and Exchange Commission disclosure requirements or to illustrate trends over a period of time. When reading this discussion, reference should be made to the consolidated financial statements and related notes that are provided in this prospectus.

         All per share information and share amounts in this discussion have been adjusted to reflect the three-for-two stock split in the form of a 50% stock dividend paid on July 25, 2002 and the five-for-four stock split in the form of a 25% stock dividend paid on May 16, 2003.

CRITICAL ACCOUNTING POLICIES

         Critical accounting policies are those applications of accounting principles or practices that require considerable judgment, estimation or sensitivity analysis by management. In the financial service industry, examples, albeit not an all inclusive list, of disclosures that may fall within this definition are the determination of the adequacy of the allowance for loan losses, valuation of mortgage servicing rights, valuation of derivatives or securities without a readily determinable market value and the valuation of the fair value of intangibles and goodwill. Except for the determination of the adequacy of the allowance for loan losses, we do not believe there are other practices or policies relating to our financial statements that require significant sensitivity analysis, judgments, or estimations.

         Allowance for Loan Losses. We have developed a methodology to determine, on a quarterly basis, an allowance to absorb probable loan losses inherent in the portfolio based on evaluations of the collectibility of loans, historical loss experience, peer bank loss experience, delinquency trends, economic conditions, portfolio composition and specific loss estimates for loans considered substandard or doubtful. All commercial and commercial real estate loans that exhibit probable or observed credit weaknesses are subject to individual review. If necessary, reserves would be allocated to individual loans based on management's estimate of the borrower's ability to repay the loan given the availability of collateral and other sources of cash flow. Any reserves for impaired loans are measured based on the current loan interest rate, or fair value of the underlying collateral. We evaluate the collectibility of both principal and interest when assessing the need for a loss accrual. A composite allowance factor that considers our own and peer banks' loss experience ratios, delinquency trends, economic conditions and portfolio composition is applied to the total of commercial and commercial real estate loans not specifically evaluated. A percentage of this composite allowance factor is also applied to the aggregate of unused commercial lines of credit which we have an obligation to honor but where the borrower has not elected to draw on their lines of credit.

         Homogenous loans, such as consumer installment, residential mortgage loans, home equity loans and smaller consumer loans are not individually risk graded. Reserves are established for each homogenous pool of loans based on the expected net charge offs from a current trend in delinquencies, peer group losses or historical experience and general economic conditions. We have no material delinquencies in these types of loans, and have not, since inception, had a trend or an indication of a trend that would guide us in expected material losses in these types of homogenous pools of loans.

         Our allowance for loan losses is determined based upon a methodology developed by management as described above and is approved by our Board of Directors each quarter.

PERFORMANCE HIGHLIGHTS

    o Assets grew $170.4 million (134.5%) from December 31, 2001, including growth of $58.3 million (24.4%) since December 31, 2002.

    o Net loans grew $58.9 million (69.2%) from December 31, 2001, including growth of $24.4 million (20.4%) since December 31, 2002.

    o Deposits grew $156.8 million (137.3%) from December 31, 2001, including growth of $57.2 million (26.3%) since December 31, 2002.

    o The sustained low interest rate environment coupled with the significant liquidity generated in 2002 and the first six months of 2003 has caused compression in the net interest margin, from 4.56% for 2001 to 3.90% for 2002 to 3.83% for the first six months of 2003.

    o We raised $9 million of additional capital through two private placement issuances of trust preferred securities.

    o We raised $4.7 million in equity by the private placement of approximately 487,500 shares of common stock in June 2002 at $9.60 per share.

    o Asset quality remains strong with $123 thousand of net charge offs in 2002, or 0.12% of average loans for 2002, and $70 thousand in charge offs in the first half of 2003, or 0.10% (annualized) of average loans for the six months ended June 30, 2003. At June 30, 2003, we had only $416 thousand of loans, or 0.29% of total loans, on nonaccrual status, and no loans over 90 days past due and not accruing interest.

    o During 2002, we opened our fourth banking office, a full service branch in Fairfax City, and our fifth banking office, a drive through/walk through limited service branch in Leesburg.

BALANCE SHEET

         June 30, 2003 vs. June 30, 2002. Total assets increased to $297.1 million at June 30, 2003, an increase of $58.3 million from December 31, 2002, and an increase of $107.2 million from June 30, 2002. The increase in assets resulted from our emphasis on deposit generation as much as loan generation. During the six months ended June 30, 2003, deposits increased $57.2 million over deposits at December 31, 2002, with noninterest bearing deposits increasing $40.1 million, and interest bearing deposits increasing $17.1 million. With the growth in deposits, we were able to fund a $24.6 million net increase in loans, including $12.2 million in the second quarter. Securities increased $5.5 million and our liquidity position (cash and due from banks, federal funds sold and interest bearing deposits) increased by $28.5 million.

         December 31, 2002 vs. December 31, 2001. Total assets increased by $112.1 million from December 31, 2001 to December 31, 2002, ending the period at $238.8 million. Deposits increased $99.6 million, with noninterest bearing deposits increasing $31.7 million and interest bearing deposits increasing $67.9 million. With the growth in deposits and the proceeds from the trust preferred capital notes and common stock private placements, we were able to fund a $35.9 million net increase in loans, add $52.5 million to the securities portfolio, and increase our short term liquidity position by $23.0 million. Stockholders' equity increased $7.2 million as a result of the $1.6 million of earnings retention for the year 2002, $4.7 million from the sale of common stock in the private placement, $67 thousand from the exercise of options and $962 thousand increase in the unrealized gains on securities available for sale.

         December 31, 2001 vs. December 31, 2000. Total assets increased by $37.4 million from December 31, 2000 to December 31, 2001, ending the period at $126.7 million. During this period we opened our third office, in Leesburg, Virginia. The increase in assets occurred as a result of a $36.2 million increase in deposits, with noninterest bearing deposits increasing $12.3 million and interest bearing deposits increasing $23.9 million. Stockholders' equity increased $1.3 million, primarily as a result of the $1.1 million of earnings for the year 2001 and a $105 thousand increase in the unrealized gains on securities available for sale. With this growth in deposits and capital, we were able to fund a $36.1 million increase in loans and added $2.1 million to the securities portfolio. Our liquidity position decreased by $819 thousand.

RESULTS OF OPERATIONS

         Six Months 2003 vs. Six Months 2002. For the six months ended June 30, 2003, we had net income of $1.1 million, or $0.47 per basic share and $0.44 per diluted share, compared to $510 thousand, or $0.28 per basic share and $0.27 per diluted share, for the comparable six month period of 2002. Annualized return on average assets was 0.90% for the six months ended June 30, 2003, compared to 0.70% for the same six month period in 2002, and the return on average equity was 10.93% for the first six months of 2003, compared with 8.32% for the same period a year ago.

         2002 vs. 2001. For the year ended December 31, 2002, we earned $1.6 million, or $0.75 per basic share and $0.72 per diluted share, compared with $1.1 million, or $0.62 per basic share and $0.59 per diluted share, for the year ended December 31, 2001. Return on average assets was 0.88% and return on average equity was 10.15% for the year ended December 31, 2002 compared to a 1.02% return on average assets and a 9.65% return on average equity for the year ended December 31, 2001.

         Per share earnings and the ratios for 2002 were negatively impacted as a result of the sale and issuance of approximately 487,500 additional shares of common stock in June 2002.

         2001 vs. 2000. For the year ended December 31, 2001, we earned $1.1 million, or $0.62 per basic share and $0.59 per diluted share, compared with $810 thousand, or $0.55 per basic share and $0.54 per diluted share, for the year ended December 31, 2000. Our 2001 earnings resulted in a return on average assets of 1.02% and a return on average equity of 9.65% compared to a 1.19% return on average assets and a 10.75% return on average equity for 2000. Per share earnings and the returns on assets and equity for the year ended December 31, 2001 were negatively impacted by the fact that we were in a taxable position in 2001, whereas we were not required to make a tax provision during the first eight months of 2000. In addition, per share earnings and ratios for 2001 are further negatively impacted as a result of the sale and issuance of an additional 402,144 shares of common stock in our prior public offering, which was completed in November 2000. As a result of these factors, we do not believe that direct comparison of results for 2001 and 2000 are meaningful.

         During 2002 and 2003, we continued to focus on managing our net interest margin, especially in light of the rapidly changing interest rate environment in 2001 and then the sustained extremely low rate environment in 2002 and 2003. In 2001, the Federal Reserve reduced interest rates 11 times, for a total reduction of 475 basis points, an unprecedented reduction both in terms of the number of, and amount of, rate changes in a 12 month period. The Federal Reserve reduced interest rates an additional 50 basis points in November 2002 and an additional 25 basis points in May 2003. These rate reductions had a direct impact on the rates earned on our outstanding floating or adjustable rate loans, as well as new loans, and on the rates earned on other investments. These dramatic reductions in a relatively short period continued to impact the loan and investment portfolios in 2002 and 2003, as loans repriced on a delayed basis or renewed at lower interest rates, and as investment securities matured or were called, and were reinvested at lower rates. This was partially offset by continued repricing upon renewal of certificates of deposit. These rate reductions resulted in a reduction in the net interest margin, which declined from 5.09% in 2000 to 4.56% in 2001 to 3.90% in 2002 and 3.83% for the first six months of 2003.

         Despite these reductions, our practice of managing our interest rate risk process has mitigated the negative effect of such a severely declining rate environment. Additionally, although we continued to grow in asset size since inception in 1998, and added our fourth and fifth banking offices in 2002, we have been able to control our operating efficiency. Our efficiency ratio increased only slightly from 58.51% in 2001 to 60.67% in 2002, and has declined to 58.82% for the first six months of 2003 and 56.99% for the three months ended June 30, 2002. The efficiency ratio is a financial measure which is not recognized under generally accepted accounting principles, but which we believe provides investors with important information regarding our operational efficiency. We compute our efficiency ratio by dividing noninterest expense by the sum of net interest income on a tax equivalent basis and noninterest income. Comparison of our efficiency ratio with those of other companies may not be possible, because other companies may calculate the efficiency ratio differently.

NET INTEREST INCOME

         Net interest income is the difference between interest and fees earned on assets and the interest paid on deposits and borrowings. Net interest income is one of the major determining factors in a financial institution's performance as it is the principal source of revenue and earnings. Unlike the larger regional or mega-banks that have significant sources of fee income, community banks, such as James Monroe Bank, rely primarily on net interest income from traditional banking activities as their primary revenue source. The average balance table, at pages to below, presents average balance sheets and a net interest income analysis for the three years ended December 31, 2002, 2001 and 2000 and for the six months ended June 30, 2003 and 2002.

         Six Months Ended June 30, 2003 vs. Six Months Ended June 30, 2002. For the six month period ended June 30, 2003, net interest income increased $1.5 million, or 52.1%, to $4.3 million from the $2.8 million earned for the same period in 2002, primarily as a result of increases in the volume of earning assets. Total average earning assets increased by $89.4 million, or 65.0%, from the six months ended June 30, 2002 to the same period of 2003. Average loans outstanding grew by $37.6 million, or 38.8%, during the first half of 2003 compared to the same period in 2002, but, at the same time, the yield on such loans decreased by 62 basis points. The federal funds rate, which is the short term liquidity yield, saw a similar decrease of 52 basis points, while the securities portfolio saw the greatest decline of 196 basis points. Many securities were called in 2002 and reinvested in lower yielding securities. Additional securities were purchased from the liquidity generated earlier in 2003 and invested in securities at yields greater than that of the federal funds but less than the yields generated by loans.

         Year Ended December 31, 2002 vs. Year Ended December 31, 2001. For the year ended December 31, 2002, net interest income increased $1.9 million, or 40.0%, to $6.5 million from the $4.6 million earned for the year ended December 31, 2001. This was primarily a result of the increase in the volume of interest earning assets, and partially offset by the effect of declining interest rates, loan repricing and investment of the liquidity generated in lower yielding securities and short term investments rather than loans. Total average earning assets increased by $64.7 million, or 63.8%, from 2001 to 2002. The yield on earning assets decreased by 136 basis points from 2001, reflecting the continued impact of the dramatic reductions in interest rates in 2001. Yields on federal funds and the securities portfolio decreased by 216 and 136 basis points, respectively. Average loans outstanding grew by $40.2 million, or 60.9%, during 2002. The yield on such loans decreased by 125 basis points. The federal funds rate reflected the most sensitivity to declining rates, while loan yields and the securities yields declined, but not as significantly. This is due to the composition of the loan portfolio being comprised of variable, fixed and adjustable rates, which are not all subject to immediate rate reductions. In the case of the securities portfolio, many agency bonds were called in 2002 and 2001.

         Interest expense for 2002 was $3.6 million compared with $2.9 million in interest expense for 2001. This increase is predominately a result of the $53.5 million, or 79.1% growth in the volume of interest bearing liabilities.

         Year Ended December 31, 2001 vs. Year Ended December 31, 2000. For the year ended December 31, 2001, net interest income increased $1.4 million, or 43.1%, to $4.6 million from the $3.2 million earned for the year ended December 31, 2000, primarily as a result of the increase in the volume of interest earning assets, and partially offset by the effect of declining interest rates. Total average earning assets increased by $37.8 million, or 59.4%, from 2000 to 2001. The yield on earning assets decreased by 107 basis points from 2000, reflecting the dramatic reductions in interest rates in 2001. Yields on federal funds and the securities portfolio decreased by 281 and 22 basis points, respectively. Average loans outstanding grew by $24.4 million, or 58.8%, during 2001 compared to 2000, and the yield on such loans decreased by 102 basis points. The federal funds rate reflected the most sensitivity to declining rates, while loan yields and the securities yields declined, but not as significantly. This is due to the composition of the loan portfolio being comprised of variable, fixed and adjustable rates, which are not all subject to immediate rate reductions. In the case of the securities portfolio, many agency bonds were called in 2001, but we were able to reinvest the proceeds of the called securities into new securities at similar yields, which partially mitigated the call of higher yielding securities.

         Interest expense for 2001 was $2.9 million compared with $2.2 million in interest expense for 2000. This increase is predominately a result of the $24.7 million, or 58.2% growth in the volume of interest bearing liabilities, partially offset by the 78 basis point decrease in the average cost of interest bearing liabilities. Although deposit rates in our market peaked during the middle of 2000, our interest expense for deposits lagged in repricing and/or resetting downward to reflect declines in market interest rates. This lag is primarily the result of our interest bearing time deposits, most of which have maturities of one year or less and which will not immediately reprice at lower rates in a falling rate environment, but which become eligible for repricing at lower rates during the 12 months following a declining rate environment. Repricing of these liabilities accelerated in the fourth quarter of 2001 and continued into 2002.

         The following table provides certain information relating to our average consolidated statements of financial condition and reflects the interest income on earning assets and interest expense of interest bearing liabilities for the periods indicated and the average yields earned and rates paid for 2002 and 2001. These yields and costs are derived by dividing income or expense by the average daily balance of the related asset or liability for the periods presented. Yields on loans and securities have been calculated on a tax equivalent basis. Nonaccrual loans have been included in the average balances of loans receivable. We did not have any tax-exempt income during any of the periods presented.

CONSOLIDATED AVERAGE BALANCES, YIELDS AND RATES

                                                                SIX MONTHS ENDED
                                         ----------------------------------------------------------------
                                                 JUNE 30, 2003                    JUNE 30, 2002
                                         -------------------------------  -------------------------------
                                          AVERAGE                YIELD/    AVERAGE                YIELD/
(Dollars in thousands)                    BALANCE    INTEREST     RATE     BALANCE    INTEREST     RATE
                                         ----------  ---------  --------  ----------  ---------  --------
ASSETS
Loans:
     Commercial                           $ 39,109    $  1,243    6.41%    $ 30,754   $  1,028    6.74%
     Commercial real estate                 81,955       2,889    7.11       53,310      2,091    7.91
     Consumer                               13,472         441    6.60       12,836        471    7.40
                                          --------    --------             --------   --------
          Total Loans                      134,536       4,573    6.85       96,900      3,590    7.47
Mortgage loans held for sale                 1,092          25    4.62           --         --      --
Taxable securities                          72,645       1,390    3.86       24,935        720    5.82
Federal funds sold                          18,852         100    1.07       15,848        125    1.59
                                          --------    --------             --------   --------
                  TOTAL EARNING ASSETS     227,125       6,088    5.41%     137,683      4,435    6.50%
Less allowance for loan losses              (1,508)                          (1,171)
Cash and due from banks                     12,296                            8,334
Premises and equipment, net                  1,386                            1,237
Other assets                                 1,585                            1,114
                                          --------                         --------
                          TOTAL ASSETS    $240,884                         $147,197
                                          ========                         ========
LIABILITIES AND STOCKHOLDERS'
      EQUITY

Interest bearing demand deposits          $  8,933    $     39    0.88%    $  5,190   $     28    1.09%
Money market deposit accounts              105,321       1,029    1.97       52,109        681    2.64
Savings accounts                             1,465          11    1.51        1,119         10    1.80
Time deposits                               40,916         571    2.81       40,192        805    4.04
Trust preferred capital notes                5,000         127    5.12        2,680         77    5.79
Other borrowed funds                            --          --      --           --         --      --
                                          --------    --------             --------   --------
                TOTAL INTEREST BEARING
                           LIABILITIES     161,635       1,777    2.22%     101,290      1,601    3.19%

Net interest income and net yield on
interest earning assets                               $  4,311    3.83%               $  2,834    4.15%
                                                      ========                        ========
Noninterest bearing demand deposits         58,619                           32,911
Other liabilities                              819                              631
Stockholders' equity                        19,811                           12,365
                                          --------                         --------
                 TOTAL LIABILITIES AND
                  STOCKHOLDERS' EQUITY    $240,884                         $147,197
                                          ========                         ========

                                                                                YEAR ENDED DECEMBER 31,
                                      ----------------------------------------------------------------------------------------------
                                                    2002                            2001                           2000
                                      ------------------------------  ------------------------------- ------------------------------
                                      AVERAGE                YIELD/    AVERAGE                YIELD/   AVERAGE                YIELD/
(Dollars in thousands)                BALANCE    INTEREST     RATE     BALANCE    INTEREST     RATE    BALANCE    INTEREST     RATE
                                      ---------  ---------  --------  ----------  ---------  -------- ----------  ---------  -------
ASSETS
Loans:
     Commercial                       $ 32,732   $  2,251   6.88%     $ 25,521    $  2,110    8.27%   $ 19,224   $  1,749     9.10%
     Commercial real estate             60,735      4,543   7.48        30,401       2,689    8.84      16,729      1,670     9.98
     Consumer                           12,639        963   7.62        10,009         844    8.43       5,567        558    10.02
                                      --------   --------             --------    --------            --------   --------
          Total Loans                  106,106      7,757   7.31        65,931       5,643    8.56      41,520      3,977     9.58
Mortgage loans held for sale                --         --     --            --          --      --          --         --       --
Taxable securities                      41,924      2,062   4.92        23,218       1,464    6.31      16,338      1,067     6.53
Federal funds sold                      18,071        272   1.51        12,282         441    3.60       5,759        369     6.41
                                      --------   --------             --------    --------            --------   --------
             TOTAL EARNING ASSETS      166,101     10,091   6.08%      101,431       7,548    7.44%     63,617      5,413     8.51%
Less allowance for loan losses          (1,257)                           (756)                           (481)
Cash and due from banks                  9,441                           6,167                           3,678
Premises and equipment, net              1,289                             871                             712
Other assets                               994                             822                             680
                                      --------                        --------                        --------
                     TOTAL ASSETS     $176,568                        $108,535                        $ 68,206
                                      ========                        ========                        ========
LIABILITIES AND STOCKHOLDERS'
      EQUITY
Interest bearing demand deposits      $  5,739   $     61   1.06%     $  4,851    $     78    1.61%   $  3,667   $      77    2.10%
Money market deposit accounts           69,037      1,750   2.53        33,516       1,203    3.59      20,826         986    4.73
Savings accounts                         1,240         22   1.77           687          17    2.47         337          10    2.97
Time deposits                           41,381      1,558   3.77        28,646       1,620    5.66      17,908       1,101    6.15
Trust preferred capital notes            3,849        218   5.66            --          --      --          --          --      --
Other borrowed funds                        --         --     --            --          --      --          45           3    6.67
                                      --------   --------             --------    --------            --------   ---------
           TOTAL INTEREST BEARING
                      LIABILITIES      121,246      3,609   2.98%       67,700       2,918    4.31%     42,783       2,177    5.09%

Net interest income and net yield
on interest earning assets                       $  6,482   3.90%                 $  4,630    4.56%              $   3,236    5.09%
                                                 ========                         ========                       =========

Noninterest bearing demand deposits     39,554                          28,786                          17,570
Other liabilities                          474                             527                             319
Stockholders' equity                    15,294                          11,522                           7,534
                                      --------                        --------                        --------
            TOTAL LIABILITIES AND
             STOCKHOLDERS' EQUITY     $176,568                        $108,535                        $ 68,206
                                      ========                        ========                        ========


         The rate/volume table below shows the composition of the net change in net interest income for the periods indicated, as allocated between the change in net interest income due to changes in the volume of average earning assets and interest bearing liabilities, and the changes in net interest income due to changes in interest rates. As the table shows, from the six months ended June 30, 2002 to 2003, net interest income grew by $1.6 million from the increase in the volume of earning assets and interest bearing liabilities offset by the negative effect of changes in interest rates of $95 thousand. The increase in net interest income in 2002 as compared to 2001 is primarily due to the growth in the volume of earning assets and interest bearing liabilities. While the decrease in interest rates has, to date, affected total interest income, and to a lesser extent, total interest expense, management has managed our exposure to changes in interest rates such that the negative effect of the decline in rates in 2001 resulted in a $1.7 million reduction of net interest income, whereas the growth in earning assets and deposits resulted in an increase of $3.5 million to net interest income. For the changes between 2000 and 2001, the increase in net interest income is almost entirely due to the growth in the volume of earning assets and interest bearing liabilities for the comparative periods despite the fact that interest rates changed six times for an aggregate increase of 175 basis points from June 1999 to December 31, 2000.

                               SIX MONTHS ENDED JUNE 30,        YEAR ENDED DECEMBER 31,        YEAR ENDED DECEMBER 31,
                                     2003 VS. 2002                   2002 VS. 2001                  2001 VS. 2000
                             ------------------------------  ------------------------------  -----------------------------
                                         DUE TO CHANGE IN                DUE TO CHANGE IN               DUE TO CHANGE IN
                              INCREASE        AVERAGE         INCREASE        AVERAGE         INCREASE       AVERAGE
                                 OR      ------------------      OR      ------------------      OR     ------------------
(Dollars in thousands)       (DECREASE)   VOLUME     RATE    (DECREASE)   VOLUME     RATE    (DECREASE)  VOLUME     RATE
                             ----------- --------  --------  ----------  ---------  -------  ---------  --------  --------
EARNING ASSETS:
Loans                         $   983    $ 1,248   $  (265)   $ 2,114    $ 2,779    $  (665)   $ 1,666    $ 2,034    $  (368)
Mortgage loans                     25         25        --         --         --         --         --         --         --
Taxable securities                670        814      (144)       598        823       (225)       397        432        (35)
Federal funds sold                (25)        34       (59)      (169)       721       (890)        72        117        (45)
                              -------    -------   -------    -------    -------    -------    -------    -------    -------
  Total interest income         1,653      2,121      (468)     2,543      4,323     (1,780)     2,135      2,583       (448)
                              -------    -------   -------    -------    -------    -------    -------    -------    -------
INTEREST BEARING
LIABILITIES:
Interest bearing demand
  deposits                         11         16        (5)       (17)        20        (37)         1         (0)         1
Money market deposit
  accounts                        348        462      (114)       547        756       (209)       217        359       (142)
Savings deposits                    1          2        (1)         5          8         (3)         7          8         (1)
Time deposits                    (234)        15      (249)       (62)      (254)       192        519        599        (80)
Trust preferred capital
  notes                            50         54        (4)       218        218         --         --         --         --
Other borrowed funds               --         --        --         --         --         --         (3)        (1)        (2)
                              -------    -------   -------    -------    -------    -------    -------    -------    -------
     Total interest expense       176        549      (373)       691        748        (57)       741        965       (224)
                              -------    -------   -------    -------    -------    -------    -------    -------    -------
       Net interest income    $ 1,477    $ 1,572   $   (95)   $ 1,852    $ 3,575    $(1,723)   $ 1,394    $ 1,618    $  (224)
                              =======    =======   =======    =======    =======    =======    =======    =======    =======


PROVISION AND ALLOWANCE FOR LOAN LOSSES

         The provision for loan losses is based upon a methodology that includes among other factors, a specific evaluation of commercial and commercial real estate loans that are considered special mention, substandard or doubtful. All other loans are then categorized in pools of loans with common characteristics. A potential loss factor is applied to these loans which considers our and our peer group's historical charge off history, trends in delinquencies and loan grading, current economic conditions and factors that include the composition of our loan portfolio.

         The methodology established for determining an appropriate allowance for loan losses was approved by our Audit Committee and Board of Directors. The provision is approved by the Board on a quarterly basis. The methodology is reevaluated on a quarterly basis. Pending the development of a negative trend with respect to past due loans or charge offs or significant changes in economic conditions, we continue to maintain an allowance we believe is adequate.

         As reflected in the table below, the allowance is allocated among the various categories of loans based upon the methodology described.

         The following table presents the activity in the allowance for loan losses for the periods indicated.


                                         SIX MONTHS                         YEAR ENDED DECEMBER 31
                                           ENDED        -------------------------------------------------------------
(Dollars in thousands)                 JUNE 30, 2003     2002           2001          2000         1999        1998
                                      --------------    -------       -------       -------      -------      -------
Balance, beginning of period              $ 1,390       $ 1,030       $   600       $   363      $   132      $    --
Provision for loan losses                     349           483           450           237          231          132
Loan charge offs:
     Commercial                               (34)         (122)           (5)           --           --           --
     Consumer                                 (36)           (4)          (15)           --           --           --
                                          -------       -------       -------       -------      -------      -------
       Total charge offs                      (70)         (126)          (20)           --           --           --
Loan recoveries:
     Consumer                                  --             3            --            --           --           --
                                          -------       -------       -------       -------      -------      -------
     Net charge offs                          (70)         (123)          (20)           --           --           --
                                          -------       -------       -------       -------      -------      -------
Balance, end of period                    $ 1,669       $ 1,390       $ 1,030       $   600      $   363      $   132
                                          =======       =======       =======       =======      =======      =======
Ratio of net charge offs to average
  loans outstanding during the period        0.05%         0.12%         0.03%         0.00%        0.00%        0.00%


         The following table shows the allocation of the allowance for loan losses at the dates indicated. The allocation of portions of the allowance to specific categories of loans is not intended to be indicative of future losses, and does not restrict the use of the allowance to absorb losses in any category of loans. See Note 3 to the audited consolidated financial statements, and Note 4 to the unaudited consolidated financial statements included in this report for additional information regarding the allowance for loan losses and nonperforming assets.


                                                                             DECEMBER 31,
                         JUNE 30,      --------------------------------------------------------------------------------------------
                           2003              2002              2001              2000              1999              1998
                      ---------------- ----------------- ----------------- ----------------- ----------------- --------------------
                                  PERCENT          PERCENT           PERCENT           PERCENT           PERCENT           PERCENT
                                    OF                OF                OF                OF                OF                OF
                                   TOTAL             TOTAL             TOTAL             TOTAL             TOTAL             TOTAL
(Dollars in thousands)   AMOUNT    LOANS   AMOUNT    LOANS   AMOUNT    LOANS   AMOUNT    LOANS   AMOUNT    LOANS   AMOUNT    TLOANS
                         ------    -----   ------    -----   ------    -----   ------    -----   ------   ------   ------   ------
Construction loans       $   45     11.9%  $   35     10.0%  $   78     10.9%  $   53      8.9%  $  --        --%  $  14      11.0%
Commercial loans            678     16.1      765     23.0      281     27.3      202     33.7     200      50.9      58      44.0
Commercial real
  estate loans              841     64.5      504     58.1      528     51.3      250     41.5     120      31.7      56      42.0
Real estate 1-4
  family residential
  loans                       4      0.9        6      1.7       40      3.9       50      8.3      10       3.2      --      --
Home equity loans             9      2.0        8      2.0       19      1.8       --      1.1      --       0.5      --      --
Consumer loans               92      4.6       72      5.2       84      4.8       45      6.5      33      13.7       4       3.0
                         ------    -----   ------    -----   ------    -----   ------    -----   -----     -----   -----     -----
Balance, end of
  period                 $1,669    100.0%  $1,390    100.0%  $1,030    100.0%  $  600    100.0%  $ 363     100.0%  $ 132     100.0%
                         ======    =====   ======    =====   ======    =====   ======    =====   =====     =====   =====     =====



     The following table shows the amounts of nonperforming assets at the dates indicated.

                                                                          DECEMBER 31,
                                                 JUNE 30,   ----------------------------------------
(Dollars in thousands)                             2003     2002     2001     2000     1999     1998
                                                   ----     ----     ----     ----     -----    ----
Nonaccrual loans excluded from impaired loans:
     Commercial                                    $188     $ 22     $ --     $ --     $ --     $ --
     Consumer                                        --       34       --       --       --       --
Accruing loans past due 90 days or more:
     Commercial                                      --       --      266       39       --       --
Impaired loans:
     Commercial                                     228      240       --       --       --       --
                                                   ----     ----     ----     ----     ----     ----
             Total nonperforming assets            $416     $296     $266     $ 39     $ --     $ --
                                                   ====     ====     ====     ====     ====     ====

         At June 30, 2003, there were no performing loans considered potential problem loans, defined as loans which are not included in the past due, nonaccrual or restructured categories, but for which known information about possible credit problems causes management to have serious doubts as to the ability of the borrowers to comply with the current loan repayment terms. For the six months ended June 30, 2003, $8 thousand in gross interest income would have been recorded if the $188 thousand of nonaccrual loans had been accruing interest throughout the period. For the year ended December 31, 2002, $10 thousand in gross interest income would have been recorded if the $56 thousand of nonaccrual loans had been accruing interest throughout the period.

LOANS

         The loan portfolio is the largest component of earning assets and accounts for the greatest portion of total interest income. At June 30, 2003, total loans were $145.7 million, a 38.3% increase from the $105.4 million in loans outstanding at June 30, 2002. Total loans at June 30, 2003 represented a 20.4% increase from the $121.0 million of loans at December 31, 2002. At December 31, 2002, total loans were $121.0 million, a 40.5% increase from the $86.1 million in loans outstanding at December 31, 2001. Total loans at December 31, 2001 represented a 72.1% increase from the $50.0 million of loans at December 31, 2000. In general, loans are internally generated with the exception of a small percentage of participation loans purchased from other local community banks. Lending activity is largely confined to our market of Northern Virginia. We do not engage in highly leveraged transactions or foreign lending activities.

         The following table presents the composition of the loan portfolio by type of loan at the dates indicated.

                                                                         DECEMBER 31,
                                   JUNE 30,    -------------------------------------------------------------
(Dollars in thousands)               2003        2002         2001         2000         1999         1998
                                  ---------    ---------    ---------    ---------    ---------    ---------
Construction loans                $  17,342    $  12,160    $   9,408    $   4,429    $      --    $   1,425
Commercial loans                     23,430       27,862       23,478       16,842       15,812        5,639
Commercial real estate loans         93,952       70,318       44,192       20,783        9,849        5,308
Real estate-1-4 family
residential loans                     1,251        2,069        3,363        4,165        1,003           --
Home equity loans                     2,935        2,390        1,554          546          158           --
Consumer loans                        6,709        6,088        4,025        3,275        4,217          397
Overdrafts                               68          160          119           --           --           --
                                  ---------    ---------    ---------    ---------    ---------    ---------
                                    145,687      121,047       86,139       50,040       31,039       12,769
Less allowance for loan losses       (1,669)      (1,390)      (1,030)        (600)        (363)        (132)
                                  ---------    ---------    ---------    ---------    ---------    ---------
                      Net loans   $ 144,018    $ 119,657    $  85,109    $  49,440    $  30,676    $  12,637
                                  =========    =========    =========    =========    =========    =========


         Loans in the commercial category, as well as commercial real estate mortgages, consist primarily of short term (five year or less final maturity) and/or floating or adjustable rate commercial loans made to small to medium-sized companies. We do not have any agricultural loans in the portfolio. Except as discussed below, we have no substantial loan concentrations to any one industry or to any one borrower.

         Virtually all of our commercial real estate mortgage and development loans, which account for approximately 60.4% of our total loans, relate to property in the Northern Virginia market. As such, they are subject to risks relating to the general economic conditions in that market, and the market for real estate in particular. While the region experienced some decline in economic activity during 2002, the local real estate market remains generally strong, and we attempt to mitigate risk through careful underwriting, including primary reliance on the borrower's financial capacity and ability to repay without resorting to the property, and we lend primarily with respect to properties which are occupied or managed by the owner.

         The 1-4 family residential real estate loans which we hold in our portfolio are generally not the typical purchase money first mortgage loan or refinancing, but are loans made for other purposes and the collateral obtained is a first deed of trust on the residential property of the borrower. The underlying loan would have a final maturity much shorter than the typical first mortgage and may be a variable or fixed rate loan. As reflected in the table below, 25.7% of our loans at June 30, 2003 are fixed rate loans. At June 30, 2003, 98.1% of our loans were scheduled to reprice or had a maturity date within five years.

         Consumer loans consist primarily of secured installment credits to individuals, residential construction loans secured by a first deed of trust, home equity loans or home improvement loans. The consumer portfolio, which includes consumer loans, home equity loans, and 1-4 family residential loans, represents 7.5% of the loan portfolio at June 30, 2003, as compared to 8.7% at December 31, 2002, 10.4% at December 31, 2001 and 16.0% at December 31, 2000.

         The following tables show the maturities of the loan portfolio and the sensitivity of loans to interest rate fluctuations at June 30, 2003. Maturities are based on the earlier of contractual maturity or repricing date. Demand loans, loans with no contractual maturity and overdrafts are represented in one year or less.

                                                         DUE
                                ---------------------------------------------------
                                 WITHIN ONE       AFTER ONE YEAR      AFTER FIVE
(Dollars in thousands)              YEAR        THROUGH FIVE YEARS        YEARS         TOTAL
                                --------------  ------------------   --------------  ------------
Construction loans                 $ 17,342          $     --           $     --       $ 17,342
Commercial loans                     20,702             2,728                 --         23,430
Commercial real estate loans         43,667            47,650              2,703         94,020
Real estate 1-4 family
residential                           1,189                62                 --          1,251
Home equity loans                     2,935                --                 --          2,935
Consumer loans                        4,938             1,578                 68          6,584
Overdrafts                              125                --                 --            125
                                   --------          --------           --------       --------
                      Total        $ 90,898          $ 52,018           $  2,771       $145,687
                                   ========          ========           ========       ========


                                                         DUE
                                ---------------------------------------------------
                                 WITHIN ONE       AFTER ONE YEAR      AFTER FIVE
(Dollars in thousands)              YEAR        THROUGH FIVE YEARS        YEARS         TOTAL
                                --------------  ------------------   --------------  ------------
Fixed rate                         $ 17,285          $ 17,342           $  2,771       $ 37,398
Variable/Adjustable rate             73,613            34,676                 --        108,289
                                   --------          --------           --------       --------
                      Total        $ 90,898          $ 52,018           $  2,771       $145,687
                                   ========          ========           ========       ========


         At June 30, 2003, the aggregate amount of loans due after one year which have fixed rates was approximately $20.1 million, and the amount with variable or adjustable rates was approximately $34.7 million.

INVESTMENT SECURITIES

         The carrying value (fair value) of our securities portfolio increased $5.5 million to $81.6 million at June 30, 2003 from $76.1 million at December 31, 2002. The carrying value of our securities portfolio increased $54.0 million, to $76.1 million, at December 31, 2002 from $22.1 million at December 31, 2001. The carrying value of the securities portfolio increased $2.1 million to $22.1 million at December 31, 2001 from $20.0 million at December 31, 2000.

         We currently, and for all periods shown, classify our entire securities portfolio as Available for Sale. Increases in the portfolio have occurred whenever deposit growth has outpaced loan demand and the forecast for loan growth is such that the investment of excess liquidity in investment securities (as opposed to short term investments such as federal funds) is warranted. In general, our investment philosophy is to acquire high quality government agency securities or high grade corporate bonds, with a maturity of five to six years or less in the case of fixed rate securities. In the case of mortgage backed securities, the policy is to invest only in those securities whose average expected life is projected to be approximately five to six years or less. Mortgage backed securities with a maturity of ten years or more are either adjustable rate securities or the expected life of the mortgage pool is generally no more than five or six years. To the extent possible, we attempt to "ladder" the one time call dates for all our securities. Our investment policy is driven by our interest rate risk process and the need to minimize the effect of changing interest rates to the entire balance sheet.

         The following table presents the composition of our investment securities portfolio at the dates indicated.

                                                                           DECEMBER 31,
                                    JUNE 30,           -------------------------------------------------------------
                                      2003                   2002                  2001                 2000
                              -----------------------  -------------------  ------------------- --------------------
(Dollars in thousands)
Available for Sale (at
 estimated market value):      BALANCE     PERCENT(1)  BALANCE  PERCENT(1)  BALANCE  PERCENT(1) BALANCE   PERCENT(1)
                               -------     ----------  -------  ----------  -------  ---------- -------   ----------
U.S. Agency                    $47,922        58.7%    $35,298     46.5%    $ 3,593     16.2%   $12,135     60.6%
Mortgage backed securities      14,598        18.0      20,954     27.5       6,451     29.2      5,256     26.2
Adjustable rate mortgage
  backed securities              4,852         5.9       6,159      8.1       1,699      7.7         --      0.0
Corporate bonds                 13,367        16.4      13,023     17.1       9,942     44.9      2,275     11.4
Restricted stock                   841         1.0         629      0.8         434      2.0        373      1.9
                               -------       -----     -------    -----     -------    -----    -------    -----
         Total                 $81,580       100.0%    $76,063    100.0%    $22,119    100.0%   $20,039    100.0%
                               =======       =====     =======    =====     =======    =====    =======    =====


-----------------------

(1) Represents percentage of investments securities in each category to total investments.

         The following table presents the amount and maturities of the investment debt securities in our portfolio at June 30, 2003.

                                                             YEARS TO MATURITY
                              -----------------------------------------------------------------------------
                                                     OVER 1 THROUGH     OVER 5 THROUGH
                                WITHIN 1 YEAR           5 YEARS           10 YEARS         OVER 10 YEARS            TOTAL
                              -----------------   -------------------   ---------------   ------------------   -----------------
(Dollars in thousands)         AMOUNT    YIELD     AMOUNT      YIELD     AMOUNT   YIELD    AMOUNT     YIELD     AMOUNT    YIELD
                              --------   ------   --------     ------   -------- ------   --------    ------   --------  -------
Available for Sale (at
  estimated market value):
U.S. Agency                   $    --        --%   $44,352      2.74%   $ 3,570    3.73%   $    --       --%   $47,922    2.82%
Mortgage backed securities         35      8.77      1,612      4.27      1,255    4.38     11,696     5.34     14,598    5.15
Adjustable rate mortgage
   backed securities               --        --         --        --         --      --      4,852     4.70      4,852    4.70
Corporate bonds                    --        --      9,201      2.95      2,342    3.23      1,824     6.87     13,367    3.54
Restricted stock                   --        --         --        --         --      --        841     2.58        841    2.58
                              -------              -------              -------            -------             -------
               Total          $    35      8.77%   $55,165      2.82%   $ 7,167    3.68%   $19,213     5.20%   $81,580    3.46%
                              =======              =======              =======            =======             =======



         For additional information regarding the investment portfolio, see Note 2 to the consolidated financial statements for the year ended December 31, 2002 and Note 3 to the unaudited consolidated financial statements for the six months ended June 30, 2003.

         At June 30, 2003, there were no issuers, other than issuers who are U.S. government agencies, whose securities owned by us had an aggregate book value of more than 10% of our total stockholders' equity.

LIQUIDITY AND INTEREST RATE SENSITIVITY MANAGEMENT

         The primary objectives of asset and liability management are to provide for the safety of depositor and investor funds, assure adequate liquidity and maintain an appropriate balance between interest sensitive earning assets and interest bearing liabilities. Liquidity management involves the ability to meet the cash flow requirements of customers, who may be depositors wanting to withdraw funds or borrowers needing assurance that sufficient funds will be available to meet their credit needs.

         We define liquidity for these purposes as the ability to raise cash quickly at a reasonable cost without principal loss. The primary liquidity measurement we utilize is called the Basic Surplus, which captures the adequacy of our access to reliable sources of cash relative to the stability of our funding mix of deposits. Accordingly, we have established borrowing facilities with other banks (federal funds) and the Federal Home Loan Bank of Atlanta as sources of liquidity in addition to the deposits.

         The Basic Surplus approach enables us to adequately manage liquidity from both tactical and contingency perspectives. At June 30, 2003, our Basic Surplus ratios (net access to cash and secured borrowings) as a percentage of total assets were approximately 15%, compared to the present internal minimum guideline range of 5-10%.

         Financial institutions utilize a number of methods to evaluate interest rate risk. Methods include the original static gap analysis (the difference between interest sensitive assets and interest sensitive liabilities repricing during the same period, measured at a specific point in time), matched funding matrix analysis, running multiple simulations of potential interest rate scenarios, rate shock analysis, and highly complicated duration analysis.

         The static gap analysis measures the cumulative differences between the amounts of assets and liabilities maturing or repricing within various time periods. A gap analysis is presented in the table below and reflects the earlier of the maturity or repricing dates for various assets and liabilities as of June 30, 2003. At that point in time, we had a cumulative net asset sensitive twelve month gap position of $19.6 million, or a positive 6.6% of total interest earning assets. This is primarily caused by the assumptions used in allocating a repricing term to nonmaturity deposits - demand deposits, savings accounts, and money market deposit accounts. The static gap analysis portrays only a snapshot of a bank's asset liability picture and does not take into account other factors that impact on changes in a bank's interest income and expense. Management does not believe that the gap table necessarily reflects the quantifiable impact of changes in interest rates.

                                                 UP TO       3 MONTHS         1 TO          OVER 5
(Dollars in thousands)                         3 MONTHS      TO 1 YEAR       5  YEARS        YEARS        TOTAL
                                               ---------     ---------      ----------     ---------     ---------
ASSETS:
     Cash and cash equivalents                 $  42,971     $      --      $      --      $  22,182     $  65,153
     Investment securities                         7,843        43,748         19,736         10,198        81,526
     Loans                                        66,893        27,612         52,017          2,703       149,225
     All other assets                                 --            --             --          1,150         1,150
                                               ---------     ---------      ---------      ---------     ---------
Rate sensitive assets                          $ 117,707     $  71,360      $  71,753      $  36,234     $ 297,054
                                               =========     =========      =========      =========     =========

LIABILITIES AND EQUITY:
     Noninterest bearing deposits              $  54,447     $   9,608      $  38,433      $   4,270     $ 106,758
     Interest bearing non-maturity deposits       18,443        48,192         57,162            362       124,159
     Time deposits                                 9,934        23,788          6,460             --        40,182
     Trust preferred capital notes                 5,000            --             --             --         5,000
     Other liabilities and equity                     --            --             --         20,955        20,955
                                               ---------     ---------      ---------      ---------     ---------
Rate sensitive liabilities and equity          $  87,824     $  81,589      $ 102,055      $  25,587     $ 297,054
                                               =========     =========      =========      =========     =========
Period GAP                                     $  29,883     $ (10,228)     $ (30,301)     $  10,647     $      --
Cumulative GAP                                 $  29,883     $  19,655      $ (10,647)     $      --
Period GAP/earning assets                          10.98%        (3.76)%       (11.14)%        3.91%
Cumulative GAP/earning assets                      10.98%         7.22 %        (3.91)%        0.00%


-----------------------

(1) Loans are categorized based upon the earlier of their next repricing date or maturity date, whichever is earlier.
(2) The following assumptions have been used in allocating nonmaturity deposits over the maturity periods shown:

     Noninterest bearing demand: 25% per month - months 1 - 2; 1% per month - months 3 - 36; 0.5% per month thereafter.
     Interest bearing demand and Money market accounts: 5% per month - months 1
     - 10; 2.083% per month - months 11 - 34.
     Savings: 1.67% per month - months 1 - 34; 0.83% per month thereafter.

         At June 30, 2003, we are asset sensitive in the short term and then become slightly liability sensitive. This position would generally indicate that earnings should increase over the following 12 months in a rising interest rate environment as more assets would reprice than liabilities. However, this measurement represents a static position as of a single day, is not necessarily indicative of our position at any other point in time. While the traditional gap analysis shows a general picture of our potential sensitivity to changes in interest rates, it cannot quantify the actual impact of interest rate changes. The actual impact due to changes in interest rates is difficult to quantify in that the administrative ability to change rates on these products is influenced by competitive market conditions in changing rate environments, prepayments of loans, customer demands, and many other factors.

         Thus, we manage our exposure to possible changes in interest rates by simulation modeling or "what if" scenarios to quantify the potential financial implications of changes in interest rates. In practice, each quarter approximately 14 different "what if" scenarios are evaluated, including the following scenarios: Static Rates, Most Likely Rate Projection, Rising Rate Environment, Declining Rate Environment, Ramp Up 100bp and 200bp over 12 months, and Ramp Down 100bp and 200bp over 12 months. In addition, eight rate shock scenarios are modeled at 50 basis point up and 50 basis point down increments, but not below zero. At June 30, 2003, the following 12 month impact on net interest income is estimated to range from a positive impact of 7.2% to a negative impact of (5.5)% for the multiple scenarios, which remains within internal policy guidelines. This process is performed each quarter to ensure we are not materially at risk to possible changes in interest rates.

         Since our inception in 1998, we have generated more deposit growth than we have been able to deploy into loans. The excess liquidity has been invested in various types of securities the selection of which has been determined by expected loan growth and the results of the quarterly interest rate risk management process. Significant liquidity has been generated, especially in 2003, as a result of achieving growth in a number of niche deposit generating types of customers. Given the lowest rate environment in nearly 50 years, we expect further declines to be either minimal or no greater than 50 basis points. As a result, the investment strategy has been to invest the liquidity into securities that have short maturities or one time call dates of 18 months or less and to ladder such investments to the extent possible in expectation that rates are far more likely to rise in the future than to decline.

         The following are the projected potential percentage impact on our net interest income over the next 12 months for the most likely to occur scenarios, but measured against a static interest rate environment as of June 30, 2003. Clearly we are positioned to improve earnings if and when rates rise. With respect to further reductions in rates (Declining Rate and Ramp Down scenarios), we would experience further negative implications on margins and earnings; however, we do not believe that a 200 basis point decline is realistic given the already extremely low interest rates. Thus, management believes the exposure to future changes in interest rates would not have a material negative effect on the results of operations.

                    Static Rates                              0.0%
                    Most Likely Rates                         0.5%
                    Ramp Up 100bp - 12 months                 4.8%
                    Ramp Up 200bp - 12 months                 7.1%
                    Ramp Down 100bp - 12 months             (2.1)%
                    Ramp Down 200bp - 12 months             (5.5)%
                    Rising Rate Scenario                      7.2%
                    Declining Rate Scenario                 (2.6)%

NONINTEREST INCOME AND EXPENSE

         Noninterest income consists primarily of service charges on deposit accounts and fees and other charges for banking services. Noninterest expense consists primarily of salary and benefit costs and occupancy and equipment expense. To date, we have not been required to pay any premiums for deposit insurance. To the extent that deposit premiums may become required, our results of operations will be adversely affected.

         The following table provides information regarding our noninterest income for the periods indicated.


                                        SIX MONTHS            YEAR ENDED DECEMBER 31,
                                           ENDED        -------------------------------------
(Dollars in thousands)                 JUNE 30, 2003       2002         2001         2000
                                       --------------   -----------   ----------  -----------
Service charges on deposit accounts          $155          $263          $263         $190
Cash management fee income                     53           130           113           48
Gain on sale of mortgage loans                 85            --            --           --
Gain on sale of securities                     56           244           107           17
Other fee income                               80           123            71           47
                                             ----          ----          ----         ----
         Total noninterest income            $429          $760          $554         $302
                                             ====          ====          ====         ====


         The increases in noninterest income for the each period shown are the result of our continued growth and the expansion of products resulting in fee income. During the second quarter of 2003, we began originating conforming residential mortgage loans on a pre-sold basis, for sale to secondary market investors, servicing released. In addition, we earn cash management fees relating to off-balance sheet customer sweep accounts which had average balances of between $20 and $25 million during 2002. During 2003, cash management fees have declined primarily due to lower balances resulting from commercial customers not utilizing the product during this sustained extremely low interest rate environment.

         Major expense categories that exceed 1% of operating revenues for the periods indicated as follows:


                                        SIX MONTHS                YEAR ENDED DECEMBER 31,
                                           ENDED        ----------------------------------------------
(Dollars in thousands)                 JUNE 30, 2003        2002            2001            2000
                                       --------------   --------------  -------------  ---------------
Salaries and benefits                        $1,437          $2,220          $1,513          $1,203
Occupancy cost, net                             303             541             367             266
Equipment expense                               200             308             184             149
Data processing costs                           197             360             269             251
Advertising and public relations                 46             123              84              56
Professional fees                               204             168             181              76
Courier and express services                     59             105              73              52
Meals & entertainment                            27              44              38              40
Supplies                                         39              75              54              35
Postage                                          26              43              35              27
State franchise tax                              93             155             107              94
Other                                           157             252             128              99
                                             ------          ------          ------          ------
        Total noninterest expense            $2,788          $4,394          $3,033          $2,348
                                             ======          ======          ======          ======


         Noninterest expense increased $716 thousand or 34.6% from $2.1 million to $2.8 million for the first six months of 2003, compared to the same period in 2002. The increase in salary and benefit expense of $361 thousand is primarily the result of staff merit increases for 2003 and the additional staff for the mortgage loan operation commenced in early 2003. Our growth also required adding additional personnel in the main office to support the volume of business.

         The occupancy cost increase of $47 thousand for the first half of 2003 compared with the previous year was due to annualized rent increases and the additional branches, including the mortgage office. Equipment costs increased a modest $73 thousand for the same comparative periods due to additional equipment required and software enhancements plus equipment for the additional branches. With respect to the increases in data processing, the increase is due to the increase in the volume of accounts and business transactions processed in 2003 versus 2002. The increase in the state franchise tax is due to the increase in James Monroe Bank's capital due to earnings retention and capital infusions from James Monroe Bancorp in 2003.

         Noninterest expense increased $1.4 million or 44.8% from $3.0 million for the year ended December 31, 2001, to $4.4 million for 2002. Approximately half of this increase is in salary and benefit costs. In February 2002, we opened our fourth banking office, in Fairfax City, with three personnel, and added personnel at the main office in order to support the growth in customers and transactions being processed. In addition, we opened our fifth banking office, a drive through/walk through branch in Leesburg, in July 2002. The increase in occupancy cost is due to the cost of the new locations. The increase in professional fees is primarily due to higher legal expenses and the transfer of the stock transfer function to a third party. The increase in the other expense category is due to the director fees paid beginning in 2001 and the increase in regulatory assessments that are a function of asset size.

DEPOSITS AND OTHER BORROWINGS

         Our principal sources of funds are core deposits (demand deposits, NOW accounts, money market accounts, savings accounts and certificates of deposit less than $100,000) from the local market areas surrounding our banking offices. Our deposit base includes transaction accounts, time and savings accounts and accounts which customers use for cash management and which provide us with a source of fee income and cross-marketing opportunities as well as a low cost source of funds. Time and savings accounts, including money market deposit accounts, also provide a relatively stable and low cost source of funding.

         The following table reflects average deposits and average rates paid, by category, for the periods indicated.

                                                                    YEAR ENDED DECEMBER 31,
                               SIX MONTHS ENDED   ------------------------------------------------------
 (Dollars in thousands)          JUNE 30, 2003          2002               2001                2000
                               ----------------   ----------------   ----------------   ----------------
Deposits
  Noninterest bearing demand   $ 58,619     --%   $ 39,554     --%   $ 28,786     --%   $ 17,570     --%
  Interest bearing demand         8,933   0.88       5,739   1.06       4,851   1.61       3,667   2.10
  Money market                  105,321   1.97      69,037   2.53      33,516   3.59      20,826   4.73
  Savings                         1,465   1.51       1,240   1.77         687   2.47         337   2.97
  Certificates of deposit of
    $100,000 or more             27,103   2.78      24,528   3.70      15,123   5.73      10,174   6.18
  Other time deposits            13,814   2.89      16,853   3.86      13,523   5.58       7,734   6.10
                               --------   ----    --------   ----    --------   ----    --------   ----
         Total deposits        $215,255   1.55%   $156,951   2.16%   $ 96,486   3.02%   $ 60,308   3.60%
                               ========   ====    ========   ====    ========   ====    ========   ====


         The following table indicates the amount of certificates of deposit of $100 thousand or more and less than $100 thousand, and their remaining maturities, at June 30, 2003.

                                                          REMAINING MATURITY
                                              ------------------------------------------------
(Dollars in thousands)                         3 MONTHS     4 TO 6     7 TO 12       OVER 12
                                                OR LESS     MONTHS      MONTHS       MONTHS       TOTAL
                                              ----------- ----------- ------------  ----------  ---------
Certificates of deposit less than $100,000      $ 3,968     $ 3,141     $ 5,257     $ 2,356     $14,722
Certificates of deposit of $100,000 or more       6,565       5,786       9,021       4,042      25,414
                                                -------     -------     -------     -------     -------
                              Total             $10,533     $ 8,927     $14,278     $ 6,398     $40,136
                                                =======     =======     =======     =======     =======


CAPITAL MANAGEMENT

         Management monitors historical and projected earnings, asset growth, as well as our liquidity and various balance sheet risks in order to determine appropriate capital levels. At June 30, 2003, stockholders' equity increased $2.7 million from the $17.5 million in equity at June 30, 2002 primarily as a result of the $2.1 million increase in retained earnings and the $569 thousand increase in unrealized gains on securities available for sale. During 2002, stockholders' equity increased $7.2 million from the $12.0. million of equity at December 31, 2001 as a result of the $1.6 million in retained earnings in 2002 and the $4.7 million in equity sold in June 2002.

         We have reported a steady improvement in earnings since James Monroe Bank opened on June 8, 1998. Positive earnings were reported in the ninth month of operations and have continued with $810 thousand of earnings in 2000, $1.1 million of earnings for 2001, and $1.6 million of earnings for 2002. One of our initial strategies was to restore the initial lost capital from the initial organization costs of $254 thousand and the accumulated earnings loss of $452 thousand for 1998. As of December 31, 2001, the earnings for 2000 and 2001 had recouped the losses and at December 31, 2002 we had retained earnings of approximately $2.9 million. In addition, we have fully utilized our net operating losses for tax purposes beginning in September 2001 and has been at a 34% effective tax rate since that date.

         At June 30, 2003, our capital position and that of our subsidiary, James Monroe Bank, continued to exceed regulatory requirements. The primary indicators relied on by bank regulators in measuring the capital position are the Tier 1 risk-based capital, total risk-based capital, and leverage ratios. Tier 1 capital consists of common and qualifying preferred stockholders' equity less goodwill. Total risk-based capital consists of Tier 1 capital, qualifying subordinated debt, and a portion of the allowance for credit losses. Risk-based capital ratios are calculated with reference to risk-weighted assets. The following table sets forth our regulatory capital ratios as of June 30, 2003.

                                                                           MINIMUM TO BE "WELL
                                                                            CAPITALIZED" UNDER
                                                          MINIMUM           PROMPT CORRECTIVE
                                         ACTUAL          GUIDELINES         ACTION DIRECTIVES
                                    ----------------- ------------------ -------------------------
Total risk-based capital
     James Monroe Bancorp                14.41%             8.00%                  n/a
     James Monroe Bank                   11.84%             8.00%                 10.00%

Tier 1 risk-based capital
     James Monroe Bancorp                13.48%             4.00%                  n/a
     James Monroe Bank                   13.44%             4.00%                 6.00%

Tier 1 leverage ratio
     James Monroe Bancorp                 9.48%             4.00%                  n/a
     James Monroe Bank                    7.79%             4.00%                 5.00%


                                    BUSINESS

GENERAL

         We were incorporated under the laws of the Commonwealth of Virginia on April 9, 1999 to be the holding company for James Monroe Bank. We acquired all of the shares of James Monroe Bank on July 1, 1999 in a mandatory share exchange under which each outstanding share of common stock of James Monroe Bank was exchanged for one share of our common stock. James Monroe Bank, a Virginia chartered commercial bank, which is a member of the Federal Reserve System, is our sole operating subsidiary. James Monroe Bank commenced banking operations on June 8, 1998, and currently operates out of its main office and three full service branch offices and one drive through/walk through limited service branch. We have leased space in a new building under construction in Chantilly, which we expect to occupy late in the second quarter of 2004. The new facility will house our sixth office, certain administrative and operations functions, which will move from the main office in Arlington, and our mortgage division, which will move from Annandale.

         We seek to provide a high level of personal service and a sophisticated menu of products to individuals and small to medium-sized businesses. While we offer a full range of services to a wide array of depositors and borrowers, we have chosen small to medium-sized businesses, professionals and the individual retail customer as our primary target market. We believe that as financial institutions grow and are merged with or acquired by larger institutions with headquarters that are far away from the local customer base, the local business and individual is further removed from the point of decision-making. We attempt to place the customer contact and the ultimate decision on products and credits as close together as possible.

THE NORTHERN VIRGINIA MARKET

         We believe that a key factor in our ability to achieve our business strategy goal and to create shareholder value is the attractiveness of the Northern Virginia market. The market in which we operate and where we are establishing our branches has seen considerable population and economic growth in the past several decades, and we expect such favorable growth to continue. Our primary service area includes Arlington, Fairfax and Loudoun counties, markets that we believe have the most profitable banking opportunities in Northern Virginia.

         Collectively, the markets in which we operate are some of the largest in Virginia. From 1990 to 2000, Fairfax County's population increased 18.5% to 969,749, the highest in the state. During the same period, the populations of Arlington and Loudoun counties increased 10.8% and 96.9% to 189,453 and 169,599, respectively. Loudoun County's growth during 1990 to 2000 placed it as the sixth highest county in the United States in terms of percentage change in population during that period, and it is expected to increase by 77.1% from 2000 to 2010. Arlington and Fairfax counties, two of the more densely populated counties in Virginia, are projected to grow 6.9% and 15.1%, respectively, during the 2000 to 2010 period. If Fairfax County were a city, it would rank 10th in population in the United States.

         In addition to the compelling population growth, these areas continue to rank among the top counties in the nation in terms of median household income, a solid indicator of an affluent market. Fairfax County's median household income is the second highest in the United States at $81,050, which is nearly double the national median. Loudoun County is second highest in Virginia, and ranks third in the country, with median household income of $80,648.

BUSINESS STRATEGY

         Our goal is to enhance our franchise value by continuing our strong growth trend in assets and profitability while maintaining asset quality and individualized customer service. Our strategic plan has the following four primary components:

         o CONTINUE TO EXPAND AND PENETRATE HIGH GROWTH MARKETS. We believe we are well positioned to take full advantage of the favorable demographic and economic characteristics in our expanding Northern Virginia market. The areas in which we operate are characterized by high concentrations of small to medium-sized businesses and professionals, our target customers. We will look for opportunities to expand our franchise in these high growth markets on a selective and opportunistic basis. We are continuously seeking additional branching opportunities, centered around experienced lending officers with a significant portfolio of commercial customers. We will increase our market share by branching selectively, by continuing to capitalize on niche products to service our small and medium-sized business customers, and by enhancing our marketing efforts to build brand identification.

         o HIRE EXPERIENCED LENDING OFFICERS. Our branching strategy has revolved around the hiring of highly experienced local banking professionals with successful track records and established customer relationships with small to medium-sized businesses and affluent households. These officers have been able to attract customers with which they have built relationships over the years, enhancing our loan production. We typically hire one or more officers for a specific location, and then establish a branch office to support business generation.

              We currently have six experienced loan officers with an average of over 27 years of experience in the financial services industry. Our lenders have operated in our market area for many years, and have experienced a wide range of economic cycles and lending market conditions. We will continue to grow and build our franchise by having seasoned, local lenders and other bankers join our organization. Our lending officers are supported by members of our executive management team and our Board of Directors, who have broad experience during a variety of economic cycles in loan production, credit administration, investments, asset liability management and compliance - key strengths in building and growing our company.

         o TARGET SMALL TO MEDIUM-SIZED BUSINESSES IN OUR COMMUNITIES. The Northern Virginia banking market has been characterized by significant consolidation among financial institutions. Over the past five years, a number of independent community banks in our market area have been acquired by large regional or national banks, most of which are headquartered out of our market area. While many of the large banks operating in our market are now targeting the small and medium-sized business market, our customers have told us that the corporate service culture and operational infrastructure at large banks often do not provide satisfactory customer experiences. Automation and 800 numbers take the place of personalized and time-sensitive service. Personnel turnover prevents the development of a banking relationship that adds value to a customer's business. This atmosphere provides an excellent opportunity for James Monroe Bank, a community-oriented bank delivering a wide array of personalized products through an integrated and responsive sales and service approach. We believe that our experienced team of banking professionals focused on relationship banking, who have a history of serving Northern Virginia's small to medium-sized businesses with annual sales generally up to $10 million, gives us a distinct competitive advantage in attracting and keeping this customer base.

         o PERSONALIZE CUSTOMER SERVICE, OFTEN BY LEVERAGING OUR TECHNOLOGY CAPABILITIES. We are able to compete effectively in our market by offering products comparable to a larger financial institution, while maintaining the high level of customer service, quick response time and personalized attention of a locally headquartered bank. We are able to solidify this competitive advantage with the use of technology to tailor products and services to specific segments of our targeted banking customer market. Our ability to optimize the capacities of our technology systems, in creating, marketing and delivering defined products to serve the different needs of our customers, will allow us to realize economies of scale as we further execute our expansion strategy.

LENDING ACTIVITIES

         We offer a wide array of lending services to our customers, including commercial loans, lines of credit, personal loans, auto loans and financing arrangements for personal equipment and business equipment. Loan terms, including interest rates, loan-to-value ratios and maturities, are tailored as much as possible to meet the needs of the borrower. A special effort is made to keep loan products as flexible as possible within the guidelines of prudent banking practices in terms of interest rate risk and credit risk.

         When considering loan requests, the primary factors taken into consideration are the cash flow and financial condition of the borrower, the value of the underlying collateral, if applicable, and the character and integrity of the borrower. These factors are evaluated in a number of ways including an analysis of financial statements, credit reviews, trade reviews and visits to the borrower's place of business. We have implemented a comprehensive loan policy and procedures manual to provide our loan officers with term, collateral, loan-to-value and pricing guidelines. The policy manual and sound credit analysis, together with thorough review by our Asset-Liability Committee, have resulted in a profitable loan portfolio with minimal delinquencies or problem loans.

         Our aim is to build and maintain a commercial loan portfolio consisting of term loans, demand loans, lines of credit and commercial real estate loans provided predominantly to borrowers who are located in our market area. These types of loans are generally considered to have a higher degree of risk of default or loss than other types of loans, such as residential real estate loans, because repayment may be affected by general economic conditions, interest rates, the quality of management of the business and other factors which may cause a borrower to be unable to repay its obligations. Traditional installment loans and personal lines of credit are also available on a selective basis. General economic conditions can directly affect the quality of a portfolio of loans to small and medium-sized businesses. We attempt to manage the loan portfolio to avoid high concentrations of similar industry and/or collateral pools, although this cannot be assured.

         Loan business is generated primarily through referrals and direct calling efforts. Referrals of loan business come from directors, shareholders, current customers and professionals such as lawyers, accountants and financial intermediaries.

         At June 30, 2003, our statutory lending limit to any single borrower was approximately $3.2 million, subject to certain exceptions provided under applicable law. As of June 30, 2003, our credit exposure to our largest borrower was approximately $3.0 million.

         Commercial Loans. Commercial loans are made for a wide variety of business purposes, including the financing of plant and equipment, the carrying of accounts receivable, contract administration and the acquisition and construction of real estate projects. Special attention is paid to the commercial real estate market, which is particularly active in the Northern Virginia market area. Our commercial loan portfolio reflects a diverse group of borrowers with no concentration in any borrower or group of borrowers.

         The lending activities in which we engage carry the risk that the borrowers will be unable to perform on their obligations. As such, interest rate policies of the Federal Reserve and general economic conditions, nationally and in our primary market area, will have a significant impact on our results of operations. To the extent that economic conditions deteriorate, business and individual borrowers may be less able to meet their obligations in full, or in a timely manner, resulting in decreased earnings or losses to us. To the extent that loans are secured by real estate, adverse conditions in the real estate market may reduce ability of the borrower to generate the necessary cash flow for repayment of the loan, and reduce our ability to collect the full amount of the loan upon a default. To the extent that we make fixed rate loans, general increases in interest rates will tend to reduce our spread as the interest rates we must pay for deposits increase while interest income is flat. Economic conditions and interest rates may also adversely affect the value of property pledged as security for loans.

         We constantly strive to mitigate risks in the event of unforeseen threats to the loan portfolio as a result of an economic downturn or other negative influences. Plans for mitigating inherent risks in managing loan assets include carefully enforcing loan policies and procedures, evaluating each borrower's industry and business plan during the underwriting process, identifying and monitoring primary and alternative sources for repayment and obtaining collateral that is margined to minimize loss in the event of liquidation.

         Commercial real estate loans will generally be in respect of properties that are occupied or managed by the owner, and will be underwritten with a principal reliance on the borrower's ability to repay, as well as prudent guidelines for assessing real estate values. Risks inherent in managing a commercial real estate portfolio relate to either sudden or gradual drops in property values as a result of a general or local economic downturn. A decline in real estate values can cause loan-to-value margins to increase and diminish our equity cushion on both an individual and portfolio basis. We attempt to mitigate commercial real estate lending risks by carefully underwriting each loan of this type to address the perceived risks in the individual transaction. Generally, we require a loan-to-value ratio of not more than 75% of the lower of appraised value or the cost of the property. A borrower's ability to repay is carefully analyzed and policy calls for an ongoing cash flow to debt service requirement of at least 1.1 to 1. An approved list of commercial real estate appraisers selected on the basis of rigorous standards has been established. Each appraisal is scrutinized in an effort to insure current comparable market values.

         As noted above, commercial real estates loans are generally made on properties occupied or managed by the owner where there is both a reliance on the borrower's financial health and the ability of the borrower and the business to repay. Whenever appropriate and available, we seek federal and state loan guarantees, such as the Small Business Administration's "7A" and "504" loan programs, to reduce risk. We generally require personal guarantees on all loans as a matter of policy; exceptions to policy are documented. All borrowers are be required to forward annual corporate, partnership and personal financial statements to comply with bank policy and enforced through the loan covenants documentation for each transaction. Interest rate risks are mitigated by using either floating interest rates or by fixing rates for a short period of time, generally less than five years. While loan amortizations may be approved for up to 30 years, loans generally have a call provision (maturity date) of 5-10 years or less.

         Commercial term loans are used to provide funds for equipment and general corporate needs. This loan category is designed to support borrowers who have a proven ability to service debt over a term generally not to exceed 60 months. We generally require a first lien position on all collateral and guarantees from owners having at least a 20% interest in the involved business. Interest rates on commercial term loans are generally floating, adjust within 3 to 5 years, or are fixed for a term not to exceed five years. Management carefully monitors industry and collateral concentrations to avoid loan exposures to a large group of similar industries and/or similar collateral. Commercial loans are evaluated for historical and projected cash flow attributes, balance sheet strength, and primary and alternate resources of personal guarantors. Commercial term loan documents require borrowers to forward regular financial information on both the business and on personal guarantors. Loan covenants require at least annual submission of complete financial information and in certain cases this information is required more frequently. Examples of properly margined collateral for loans, as required by bank policy, would be a 75% advance on the lesser of appraisal or recent sales price on commercial property, 80% or less advance on eligible receivables, 50% or less advance on eligible inventory and an 80% advance on appraised residential property. Collateral borrowing certificates may be required to monitor certain collateral categories on a monthly or quarterly basis. Key person life insurance is required as appropriate and as necessary to mitigate the risk loss of a primary owner or manager.

         We attempt to further mitigate commercial term loan loss by using federal and state loan guarantee programs such as offered by the Small Business Administration. As of June 30, 2003, a loan loss reserve of approximately 1.15% of the entire portfolio in this group had been established. Specific and non-specific provisions for loan loss reserves are generally set based upon a methodology developed by management and approved by the Board of Directors and described more fully under "Critical Accounting Policies" at page . Specific loan reserves will be used to increase overall reserves based on increased credit and/or collateral risks on an individual loan basis. A risk rating system is used to proactively determine loss exposure and provide a measurement system for setting general and specific reserve allocations.

         Commercial lines of credit are used to finance a business borrower's short term credit needs and/or to finance a percentage of eligible receivables and inventory. In addition to the risks inherent in term loan facilities, line of credit borrowers typically require additional monitoring to protect the lender against increasing loan volumes and diminishing collateral values. Commercial lines of credit are generally revolving in nature and require close scrutiny. We generally require at least an annual out of debt period (for seasonal borrowers) or regular financial information (monthly or quarterly financial statements, borrowing base certificates, etc.) for borrowers with more growth and greater permanent working capital financing needs. Advances against collateral are generally in the same percentages as in term loan lending. Lines of credit and term loans to the same borrowers are generally cross-defaulted and cross-collateralized. Industry and collateral concentration, general and specific reserve allocation and risk rating disciplines are the same as those used in managing the commercial term loan portfolio. Interest rate charges on this group of loans generally float at a factor at or above the prime lending rate. Generally, personal guarantees are required on these loans.

         As part of our internal loan review process, management reviews all loans 30 days delinquent, loans on the watch list, loans rated special mention, substandard, or doubtful, and other loans of concern at least quarterly. Watch list loans are any loan classified by state or federal regulators, external loan auditors or internal loan review, or that in the opinion of management represents an undue risk to the institution. Loan reviews are reported to the Board of Directors with any adversely rated changes specifically mentioned. All other loans with their respective risk ratings are reported monthly to James Monroe Bank's Board of Directors. Our Audit Committee coordinates periodic documentation and internal control reviews by outside vendors to complement loan reviews.

         Mortgage Lending. In the first quarter of 2003, we established a mortgage lending operation, which originates conforming, 1-4 family residential mortgage loans, on a pre-sold basis, for sale to secondary market purchasers, servicing released. We employed a mortgage banker with significant experience in operating a bank affiliated mortgage operation to establish and manage the operation. This activity produces noninterest income in the form of gain on sales of loans, and also produces additional interest income. Under the program, we originate and fund loans in conformity with the standards of the secondary market purchasers, which, prior to funding, the secondary market purchasers agree to purchase. While we may be required to repurchase certain loans which are ultimately determined not to meet the purchaser's standards, including as a result of inaccuracies or fraud in borrower's documentation, our risk related to the borrower's credit in respect of these loans is expected to be minimal. Activity in the residential mortgage loan market is highly sensitive to changes in interest rates. There can be no assurance that we will be able to successfully operate the mortgage loan business in the future, that it will be profitable, or that we will not be subject to borrower credit risks in respect of these loans in the future.

         Other Loans. Loans are considered for a variety of personal or business purpose on a case by case basis, such as the financing of equipment, receivables, contract administration expenses, land acquisition and development, and automobile financing. Consumer credit facilities are underwritten to focus on the borrower's credit record, length of employment and cash flow to debt service. Car, residential real estate and similar loans require advances of the lesser of 80% loan to collateral value or cost.

INVESTMENT ACTIVITIES

         Our investment policy is an integral part of our overall asset/liability management program. The investment policy is to establish a portfolio which will provide liquidity necessary to facilitate funding of loans and to cover deposit fluctuations while at the same time achieving a satisfactory return on the funds invested. We seek to maximize earnings from the investment portfolio consistent with the safety and liquidity of those investment assets.

         The securities in which we may invest are subject to regulation and are limited to securities which are considered investment grade securities. In addition, our internal investment policy restricts investments to the following categories: U.S. Treasury securities; obligations of U.S. government agencies; investment grade obligations of U.S. private corporations; mortgage backed securities, including securities issued by Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation; and securities of states and political subdivisions.

SOURCES OF FUNDS

         Deposits. Deposits obtained through bank offices have traditionally been our principal source of funds for use in lending and for other general business purposes. In order to better serve the needs of our customers, we offer several types of deposit accounts in addition to standard savings, checking, and NOW accounts. Special deposit accounts include the Clarendon, Loudoun and Fairfax Money Market Accounts which pay a higher rate of interest but require a larger minimum deposit. Personal checking requires a $300 minimum balance and may have no monthly fee, per check charge or activity limit. Small Business Checking allows a business to pay no monthly service charge with a minimum balance of $1,000 but limits the number of checks and deposits per month. If the minimums are exceeded in this account, the business automatically moves to another account with a minimum balance of $2,500 and would be entitled to a higher minimum number of checks and deposits without incurring a monthly fee. If the business grows and exceeds these minimums, the regular commercial analysis account is available where adequate balance can offset the cost of activity. Therefore, we offer a range of accounts to meet the needs of the customer without the customer incurring charges or fees.

         We have made a special effort to obtain deposits from title and mortgage loan closing companies, which generally provide a good source of noninterest bearing deposits. We have developed products and services using available technology that meet the needs of these customers, including on-line, real-time access to account and sub-account balances and transaction information, the on-line ability to initiate wire and ACH transactions, perform funds transfers between the customer's own accounts and initiate stop payment notices, and the ability to upload employee payroll information to the customer's internal accounting systems for account reconciliation. Balances of these deposits tend to fluctuate greatly during any given quarter, depending on transaction scheduling, and are subject to significant reduction during slow real estate markets. Meeting the withdrawal needs of these customers requires that we maintain greater than normal short term liquidity.

         Proposed legislation has been introduced in each of the last several Congresses which would effectively permit banks to pay interest on checking and demand deposit accounts established by businesses, a practice which is currently prohibited by regulation. If the legislation effectively permitting the payment of interest on business demand deposits is enacted, of which there can be no assurance, it is likely that we may be required to pay interest on some portion of our noninterest bearing deposits in order to compete against other banks. As a significant portion of our deposits are noninterest bearing demand deposits established by businesses, payment of interest on these deposits could have a significant negative impact on our net income, net interest income, interest margin, return on assets and equity, and other indices of financial performance. We expect that other banks would be faced with similar negative impacts. We also expect that the primary focus of competition would continue to be based on other factors, such as quality of service.

         Borrowing. While we have not placed significant reliance on borrowings as a source of liquidity, we have established various borrowing arrangements in order to provide management with additional sources of liquidity and funding, thereby increasing flexibility. Management believes that we currently have adequate liquidity available to respond to current liquidity demands.

COMMUNITY REINVESTMENT ACT

         We are committed to serving the banking needs of the entire community, including low and moderate income areas, and are a supporter of the Community Reinvestment Act ("CRA"). There are several ways in which we attempt to fulfill this commitment, including working with economic development agencies, undertaking special projects and becoming involved with neighborhood outreach programs.

         We have contacts with state and city agencies that assist in the financing of affordable housing developments as well as with groups which promote the economic development of low and moderate income individuals. We have computer software to geographically code all types of accounts to track business development and performance by census tract and to assess market penetration in low and moderate income neighborhoods within the primary service area. James Monroe Bank is a registered Small Business Administration lender.

         We encourage our directors and officers to participate in community, civic and charitable organizations. Management and members of our Board of Directors periodically review our CRA activities, including the advertising program and geo-coding of real estate loans by census tract data which specifically focuses on low income neighborhoods, our credit granting process with respect to business prospects generated in these areas and our involvement with community leaders on a personal level.

COMPETITION

         In attracting deposits and making loans, we encounter competition from other institutions, including larger commercial banking organizations, savings banks, credit unions, other financial institutions and non-bank financial service companies serving our market area. Financial and non-financial institutions not located in the market are also able to reach persons and entities based in the market through mass marketing, the Internet, telemarketing and other means. The principal methods of competition include the level of loan interest rates, interest rates paid on deposits, efforts to obtain deposits, range of services provided and the quality of these services. Our competitors include a number of major financial companies whose substantially greater resources may afford them a marketplace advantage by enabling them to maintain numerous banking locations and mount extensive promotional and advertising campaigns. In light of the deregulation of the financial service industry and the absence of interest rate controls on deposits, we anticipate continuing competition from all of these institutions in the future. Additionally, as a result of legislation which reduced restrictions on interstate banking and widened the array of companies that may own banks, we may face additional competition from institutions outside our market and outside the traditional range of bank holding companies which may take advantage of such legislation to acquire or establish banks or branches in our market. There can be no assurance that we will be able to successfully meet these competitive challenges.

         In addition to offering competitive rates for our banking products and services, our strategy for meeting competition has been to concentrate on specific segments of the market for financial services, particularly small and medium-sized businesses and professionals, by offering such customers customized and personalized banking services, and by using available technology to enhance the delivery of services.

         We believe that active participation in civic and community affairs is an important factor in building our reputation and, thereby, attracting customers.

EMPLOYEES

         As of June 30, 2003, we had 43 full-time and 6 part-time employees. We have no employees who are not also employees of James Monroe Bank. Our employees are not represented by any collective bargaining unit, and we believe our employee relations are good. We maintain a benefit program, which includes health and dental insurance, life, short term and long term disability insurance, and a retirement plan for substantially all employees, under which they can purchase shares of our common stock.

PROPERTIES

         We currently maintain five banking offices in the Northern Virginia market. All of our properties are occupied under leases which have terms extending until at least 2007 and have one or more renewal options. We have also leased approximately 14,000 square feet of space in a new building in Chantilly, Virginia which will house our sixth banking office, and we expect it will eventually house certain administrative and operations functions, which will move from the main office in Arlington, and our mortgage division, which will move from Annandale. Space vacated in the main office by these operations will be used for additional lenders and customer service personnel. Our office locations are set forth below.


                ADDRESS                                       TYPE OF FACILITY
                -------                                       ----------------
3033 Wilson Boulevard                       Main banking office,  executive offices,  back office
Arlington, Virginia                         operations
7023 Little River Turnpike                  Full service branch, mortgage division
Annandale, Virginia
10509 Judicial Drive                        Full service branch
Fairfax, Virginia
606 South King Street                       Full service branch
Leesburg, Virginia
10 W. Market St.                            Drive though/walk though limited service branch
Leesburg, Virginia
3914 Centreville Road                       Full  service  branch - expected  to open 2nd quarter
Chantilly, Virginia                         2004;  Future  site  of  certain  administrative  and
                                            operations functions and mortgage division

LEGAL PROCEEDINGS

         We may be involved in routine legal proceedings in the ordinary course of our business. At June 30, 2003, there were no pending or threatened legal proceedings.

ADDITIONAL INFORMATION

         For additional information regarding our business and finances, please refer to the "Management's Discussion and Analysis" at page and the consolidated financial statements at page F-1, and to the documents listed in "Where You Can Find Additional Information About James Monroe Bancorp" which are incorporated by reference in this prospectus.

RECENT DEVELOPMENTS

         On July 31, 2003, we issued $4 million of trust preferred securities in a private placement transaction though a newly formed subsidiary trust. The securities bear interest at a rate equal to three-month Libor plus 310 basis points, initially 4.21%, subject to a cap of 12% prior to July 31, 2008. The securities have a maturity date of July 31, 2033, and are subject to optional call provisions beginning July 31, 2008.

         In August 2003, a newly formed subsidiary of James Monroe Bank was organized for the purpose of applying to become qualified as a "community development enterprise" and then applying for an allocation of tax credits under the U.S. Treasury Department's New Markets Tax Credit Program. Under that program, eligible community development entities which make loans or investments in designated low income communities can receive federal tax credits of up to 39% of the investment in the entity over a seven year period. If our applications are approved, we expect that we would be able to receive significant tax benefits for loans to businesses and individuals which we already make in portions of our market which constitute designated low income communities. The application process for the grant of New Market Tax Credits is rigorous and highly competitive and there is no assurance that we will be qualified for participation in the program, that we will receive an allocation of tax credits or that we will be able to utilize them if received.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

NAME                                        AGE  POSITION
----                                        ---  --------
Fred A. Burroughs, III....................  67   Director
Dr. Terry L. Collins......................  57   Director
Norman P. Horn............................  71   Director
Dr. David C. Karlgaard....................  56   Director
Richard I. Linhart........................  60   Director, Executive Vice President
                                                 and Chief Financial and Operating
                                                 Officer
Richard C. Litman.........................  45   Director
John R. Maxwell...........................  43   Director, President and Chief
                                                 Executive Officer

Dr. Alvin E. Nashman......................  76   Director
Helen L. Newman ..........................  59   Director
Thomas L. Patterson.......................  50   Director
David W. Pijor............................  50   Chairman of the Board
Russell E. Sherman........................  66   Director
Jon M. Peterson...........................  39   Director of James Monroe Bank only


         Set forth below is a description of the principal occupation and business experience of each of our directors and executive officers. Except as expressly indicated below, each person has been engaged in his principal occupation for at least five years. Each of the members of the Board of Directors has served since the organization of James Monroe Bancorp in 1999, and has served as a director of James Monroe Bank since it commenced operations in 1998, except Mr. Burroughs, who joined the Board of James Monroe Bank in February 2000, Mr. Linhart, who joined the Board of James Monroe Bancorp in June 2001 and the Board of James Monroe Bank in May 2001, and Mr. Peterson who joined the Board of James Monroe Bank in February 2002.

         Fred A. Burroughs, III. Mr. Burroughs retired in 1997 from his position as Chairman of the Board and Chief Executive Officer of The Bank of Northern Virginia.

         Dr. Terry L. Collins. Dr. Collins is the Co-Founder and President of Argon Engineering Associates, founded in 1997 (Systems and Information Technology Firm). He was also the Vice President and General Manager of the Falls Church Operation of Raytheon E-Systems from 1989 to 1997.

         Norman P. Horn. Mr. Horn retired in 1997 from his position as a Principal in the Northern Virginia accounting firm, Homes, Lowry, Horn & Johnson, Ltd.

         Dr. David C. Karlgaard. Dr. Karlgaard is the Founder, Chairman and President of PEC Solutions, Inc. an information technology firm (listed on the Nasdaq National Market).

         Richard I. Linhart. Mr. Linhart has been Executive Vice President and Chief Operating Officer of James Monroe Bank since February 1998 and of James Monroe Bancorp since its formation. Prior to that time, Mr. Linhart was President of ALM Associates from 1995 to 1998, Executive Vice President and CFO of Hubco, Inc., Mahwah, New Jersey from 1994 to 1995 and Executive Vice President and COO of NBT Bancorp, Norwich, New York from 1991 to 1994.

         Richard C. Litman. Mr. Litman is a Registered Patent Attorney; President of Litman Law Offices, Ltd.

         John R. Maxwell. Mr. Maxwell has been President and Chief Executive Officer of James Monroe Bank since April 1997 and of James Monroe Bancorp since its formation. Prior to joining James Monroe Bank, he was

Senior Vice President - Lending of The Bank of Northern Virginia from 1988 to 1996 and Executive Vice President and Chief Lending Officer of The Bank of Northern Virginia from 1996 to 1997.

         Dr. Alvin E. Nashman. Dr. Nashman retired in 1991 from his position of Head of the Systems Group of Computer Sciences Corporation which he held for over 27 years. Mr. Nashman is a Director of Micros to Mainframes, Inc., a supplier and servicer of computer systems and networks to business (listed on the Nasdaq SmallCap Market); Director of Andreulis Corporation; Director of Spaceworks; and Director of Federal Sources, Inc.

         Helen L. Newman. Mrs. Newman was Senior Vice President of Government Operations for Gulfstream Aerospace Corporation until December 31, 2002. She is currently retired.

         Thomas L. Patterson. Mr. Patterson is an attorney with the law firm of Linowes and Blocher, LLP. since May 2000. From November 1998 until May 2000, he was an attorney with the firm of Venable, Baetjer, Howard & Civiletti (or Tucker, Flyer & Lewis, which became a part of that firm in 2000). Mr. Patterson was Vice President - Real Estate Counsel of Federal Realty Investment Trust from March 1997 until September 1998, and prior to that time was an attorney in private practice.

         David W. Pijor. Mr. Pijor has been Chairman of James Monroe Bank since February 1997 and Chairman of James Monroe Bancorp since its formation. Mr. Pijor has been an attorney in private practice for the past 26 years.

         Russell E. Sherman. Mr. Sherman is the President of the law firm of Sherman & Fromme, P.C.

         Jon M. Peterson. Mr. Peterson, a director of James Monroe Bank only, is currently Senior Vice President of The Peterson Companies, formerly The Hazel /Peterson Companies, and has been with that company, one of the largest privately held commercial and residential real estate development companies in the Washington metropolitan area, since 1986. Mr. Peterson previously served on the Board of Directors of F&M Bank - Northern Virginia, from 1998 until the acquisition of its parent company in 2002.

         Compliance with Section 16(a) of the Securities Exchange Act of 1934.
Section 16(a) of the Securities Exchange Act of 1934 requires our directors and executive officers, and persons who own more than 10% percent of the common stock, to file reports of ownership and changes in ownership on Forms 3, 4 and 5 with the Securities and Exchange Commission, and to provide us with copies of all Forms 3, 4, and 5 they file.

         Based solely upon the review of the copies of the forms which we have received through December 31, 2002, and written representations from our directors and executive officers, we are not aware of any failure of any such person to comply with the requirements of Section 16(a) through December 31, 2002.

EXECUTIVE COMPENSATION

         The following table sets forth a comprehensive overview of the compensation for Mr. Maxwell, our President and Chief Executive Officer, and Mr. Linhart, the only other executive officer who received total salary and bonus of $100,000 or more during the fiscal year ended December 31, 2002.

                           SUMMARY COMPENSATION TABLE

                                                                                LONG TERM
                                               ANNUAL COMPENSATION         COMPENSATION AWARDS
                                           ----------------------------    ---------------------
                                                                                SECURITIES              ALL OTHER
NAME AND PRINCIPAL POSITION      YEAR        SALARY          BONUS           UNDERLYING OPTIONS       COMPENSATION
----------------------------    -------    -----------    -------------    ---------------------    -----------------
John R. Maxwell,                2002       $170,000         $50,400                 --              Less than $10,000
President and Chief             2001        145,833          38,000                 --              Less than $10,000
Executive Officer               2000        133,750          30,000                 --              Less than $10,000


Richard I. Linhart,             2002       $125,000         $35,000              3,375(1)           Less than $10,000
Executive Vice President        2001        115,000          27,000              3,375(1)           Less than $10,000
and Chief Operating Officer     2000        102,000          25,000              3,375(1)           Less than $10,000


----------------------------

(1) Adjusted to reflect the three-for-two stock split in the form of a 50% stock dividend paid on July 25, 2002 and a five-for-four stock split in the form of a 25% stock dividend paid on May 16, 2003.

                        OPTION GRANTS IN LAST FISCAL YEAR

                               NUMBER OF             PERCENT OF TOTAL
                              SECURITIES            OPTIONS GRANTED TO          EXERCISE
                          UNDERLYING OPTIONS       EMPLOYEES IN FISCAL         PRICE PER
        NAME                  GRANTED(1)                   YEAR                 SHARE(1)           EXPIRATION DATE
----------------------    --------------------    -----------------------    ---------------      ------------------
John R. Maxwell                    --                      n/a                    n/a                    n/a
Richard I. Linhart               3,375                    16.0%                  $9.67             January 9, 2012

----------------------

(1) Adjusted to reflect the three-for-two stock split in the form of a 50% stock dividend paid on July 25, 2002 and a five-for-four stock split in the form of a 25% stock dividend paid on May 16, 2003.

                 AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                        AND FISCAL YEAR AND OPTION VALUES


                                                                  NUMBER OF SECURITIES
                                                                 UNDERLYING UNEXERCISED       VALUE OF UNEXERCISED
                                                                OPTIONS AT DECEMBER 31,      IN-THE-MONEY OPTIONS AT
                         SHARES ACQUIRED                                  2002                  DECEMBER 31, 2002
                                ON                VALUE         -------------------------   ---------------------------
       NAME                  EXERICSE           REALIZED        EXERCISABLE/UNEXERCISABLE   EXERCISABLE/UNEXERCISABLE(1)
---------------------    -----------------    --------------    -------------------------   ---------------------------
John R. Maxwell                 --                $ --                  69,150/$-                   $532,455/$-
Richard I. Linhart              --                $ --                27,750/1,125               $195,833/$3,971


---------------------

(1) Based on $13.04 per share, the adjusted last sale price of the common stock as of December 31, 2002.

EMPLOYMENT AGREEMENTS

         John R. Maxwell. We have entered into an agreement with Mr. Maxwell, pursuant to which he serves as President and Chief Executive Officer of James Monroe Bank and James Monroe Bancorp. Without cause or his consent, he may not be removed from these positions, nor may any executive position higher than his be established. The term of his agreement expires on December 31, 2004, and is subject to automatic one year extensions on each January 1 thereafter, provided that neither we nor Mr. Maxwell has given written notice of intention not to renew at least 90 days prior to the renewal date. The agreement provides for the payment of cash and other benefits to Mr. Maxwell, including a base salary of $170,000 during the period January 1, 2002 to December 31, 2002. Mr. Maxwell's base salary for subsequent periods is subject to annual review by the Board of Directors, and is currently $190,000 for calendar year 2003. Under the agreement, he was entitled to a bonus of 28% of the bonus pool established for employees in 2002, or $50,400. In future years, he is entitled to a bonus as determined in the Board's discretion, after consultation with Mr. Maxwell. Seventy-five percent of future bonuses is to be based on objective performance criteria. The amount of the bonus pool is established by the Board of Directors, with the actual award based upon the achievement of income and asset size goals determined by the Board of Directors. Mr. Maxwell is also entitled to $1,700,000 of life insurance at our expense (subject to increase based upon the percentage increase in base salary), use of a car and an automobile allowance, and is entitled to reimbursement of reasonable business expenses. He is also entitled to reimbursement of income taxes payable upon the exercise of 69,150 options (as adjusted for the stock splits) previously granted under a prior employment agreement, up to the amount of the tax benefit we realize as a result of the exercise, and under certain circumstances, to registration of the shares under the securities laws. Mr. Maxwell is entitled to receive supplemental payments upon disability, in excess of those provided under our generally applicable plan, to bring total payments to 100% of his base salary for the first six months of the disability. Subsequently, he will be entitled to receive only payments under our disability income plan, except he shall not be subject to the generally applicable $5,000 monthly payment limit. He is also entitled to participate in any pension, retirement, profit sharing, stock purchase, stock option, insurance, deferred compensation and other benefit plans provided to other executives or employees.

         His agreement terminates as of the end of the initial or any renewal terms if either party gives notice of non-renewal. If he elects not to renew the agreement, he is not entitled to any additional payments, and is subject to a two year non-competition restriction. If we elect not to renew the agreement, Mr. Maxwell is entitled to receive continued salary, bonus and benefits for 18 months, and is subject to the non-competition restriction for that period. If, within 12 months of a change in control (as defined), Mr. Maxwell terminates the agreement after we materially change his status, duties or responsibilities, discontinue compensation plans in which he is participating without providing a comparable replacement plan, limit his outside activities, or assign the agreement or our obligations under the agreement, without his consent, he will be entitled to receive continued salary, bonus and benefits for 24 months, and will be subject to the non-competition restriction for that period. If we terminate the agreement in breach of the agreement, or Mr. Maxwell terminates because of such breach, he will be entitled to receive continued salary, bonus and benefits for 12 months, and outplacement assistance from an organization of his choice, at our expense up to 18% of his base salary at the time of termination, and he will not be subject to the non-competition restriction. The agreement prohibits conflicts of interests, and requires that Mr. Maxwell maintain the confidentiality of nonpublic information regarding us and our customers.

         Richard I. Linhart. We have entered into an agreement with Mr. Linhart, pursuant to which he serves as Executive Vice President and Chief Operating Officer. The current term of Mr. Linhart's agreement expires on December 31, 2003. The parties intend to negotiate a new agreement during the fourth quarter. The current agreement provides for the payment of cash and other benefits, including a base salary of $125,000 during the period January 1, 2002 to December 31, 2002. Mr. Linhart's base salary, $137,000 for the calendar year 2003, is subject to annual review, provided that the salary may not be less than his base salary for the prior period. Mr. Linhart is entitled to reimbursement of income taxes payable upon the exercise of options to purchase 18,750 shares (as adjusted for the stock splits) previously granted under a prior employment agreement, up to the amount of the tax benefit we realize as a result of the exercise, and under certain circumstances, to registration of the shares under the securities laws. He is entitled to disability payments in the same manner as Mr. Maxwell. He is also entitled to major medical health insurance as provided to other officers, to a car allowance in the amount of $500 per month and to participate in any pension, retirement, profit sharing, stock purchase, stock option, insurance, deferred compensation and other benefit plans provided to other executives or employees.

         If Mr. Linhart terminates the agreement for "good reason" (as defined) within 12 months of a "change in control" (as defined), he will be entitled to receive continued salary and benefits for 24 months. If we terminate the agreement in breach of the agreement, or by Mr. Linhart as a result of our breach, Mr. Linhart is entitled to receive continued salary, bonus and benefits for the greater of 12 months or the remaining term of the agreement, and outplacement assistance from an organization of his choice, at our expense up to 18% of his base salary at the time of termination.

         401(k) Retirement Plan. We maintain a 401(k) defined contribution plan for all eligible employees. Employees who are at least 21 years of age, have completed at least ninety days of continuous service with James Monroe Bank and have completed at least 1,000 hours of work during any plan year are eligible to participate. Under the plan, a participant may contribute up to 15% of his or her compensation for the year, subject to certain limitations. We may also make, but are not required to make, a discretionary contribution for each participant. The amount of such contribution is determined annually by the Board of Directors, and is currently 83.33% of employee contributions up to 6% of salary. Company contributions totaled $29,000 for the fiscal year ended December 31, 2002. Since the second quarter of this year, employees participating in the retirement plan may allocate a portion of their available funds for the purchase shares of our common stock. Shares are purchased on a quarterly basis, at market value, and are expected to be issued out of authorized but unissued shares. An aggregate of 100,000 shares have been reserved for issuance under the plan, of which approximately 1,000 have been issued to date.

         Stock Option Plans. We maintain the 1998 Stock Option Plan for key employees, pursuant to which options to purchase up to 172,275 shares of common stock may be issued as either incentive stock options or nonincentive stock options. As of August 31, 2003, 17,506 options remained available for issuance under the 1998 plan. Subsequent to August 31, 2003, options to purchase 3,000 shares were issued to three non-executive officers, and options to purchase an additional 4,000 shares were allocated for issuance to four prospective employees.

         We also maintain the 2003 Equity Compensation Plan, approved at the 2003 Annual Meeting of Shareholders. The purpose of the 2003 plan is to promote our long term interests by motivating selected key personnel and directors through the grant of equity compensation, in the form of stock options, restricted stock awards, stock appreciation rights, phantom stock and performance shares. Under this plan, 250,000 shares, as adjusted for the May 2003 stock split, are available for issuance upon the exercise of awards under the plan. As of August 31, 2003, options to purchase 19,994 shares of common stock had been issued under the plan.

DIRECTORS' COMPENSATION

         Directors receive $300 for attendance at meetings of the Board of Directors of the holding company or the bank, and $100 for each committee meeting, other than Mr. Pijor, the Chairman, who receives a monthly retainer of $2,500 in addition to regular meeting fees. Directors are entitled to receive options under the 2000 Directors' Option Plan. In 2002, each director received options to purchase 1,391 shares of common stock at an exercise price of $9.87 per share, except Mr. Burroughs, who was granted an option to purchase 5,625 shares. The Directors' Option Plan was approved by stockholders in 2000. Under the Directors' Option Plan, 124,400 shares of common stock, as adjusted for the stock splits, were available for issuance under options. Only non-employee directors are eligible to participate in the plan. As of December 31, 2002, no options remained available for issuance under the Directors' Option Plan. Directors are also eligible to receive awards under the 2003 Equity Compensation Plan, discussed above. In July 2003, each director other than Messrs. Horn and Sherman was awarded options to purchase 1,538 shares of common stock at an exercise price of $22.86 per share under the 2003 Equity Compensation Plan. Messrs. Horn and Sherman each received options to purchase 3,076 shares.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         We have had, and expect to have in the future, banking transactions in the ordinary course of business with some of our directors, officers, and employees and their associates. In the past, substantially all of such transactions have been on the same terms, including interest rates, maturities and collateral requirements as those prevailing at the time for comparable transactions with non-affiliated persons and did not involve more than the normal risk of collectibility or present other unfavorable features.

         The maximum aggregate amount of loans to our officers, directors and affiliates during 2002 amounted to $1.5 million, representing approximately 8.0% of total shareholders' equity at December 31, 2002. In the opinion of the Board of Directors, the terms of these loans are no less favorable than terms of the loans we make to unaffiliated parties. On December 31, 2002, $1.3 million of loans were outstanding to individuals who, during 2002, were our officers, directors or affiliates. At the time each loan was made, management believed that the loan involved no more than the normal risk of collectibility and did not present other unfavorable features. None of such loans were classified as substandard, doubtful or loss.

         David W. Pijor, our Chairman, has performed legal services for us in the ordinary course of business, and we expect that he will continue to perform services for us. In 2002, the aggregate fee paid to Mr. Pijor was $78,857. In 2001, he received $32,437 for his services. Fred A. Burroughs, III has a management consulting agreement with James Monroe Bank under which he receives $60,000 annually for business development services and activities.

        SHARE OWNERSHIP OF MANAGEMENT AND FIVE PERCENT BENEFICIAL OWNERS

         The following table sets forth information as of August 31, 2003 concerning the number and percentage of shares of the common stock beneficially owned by our directors and executive officers named in the summary compensation table above and by all of our directors and executive officers as a group, as well as information regarding each other person known by us to own in excess of five percent of the outstanding common stock. Except as otherwise indicated, all shares are owned directly, and the named person possesses sole voting and sole investment power with respect to all such shares. Except as set forth below, we are not aware of any other person or persons who beneficially own in excess of five percent of the common stock. We are not aware of any arrangement which at a subsequent date may result in a change of control of James Monroe Bancorp.

                        NAME                       SHARES BENEFICIALLY OWNED(1)   PERCENTAGE
         ---------------------------------------   ----------------------------   -----------
         Directors

         Fred A. Burroughs, III                                35,228                1.51%
         Dr. Terry L. Collins                                 115,991                4.94%

         Norman P. Horn                                        18,967                0.81%
         Dr. David C. Karlgaard                               123,303                5.24%
         12750 Fair Lakes Circle
         Fairfax, VA  22033

         Richard I. Linhart                                    31,687                1.36%

         Richard C. Litman                                     32,178                1.37%

         John R. Maxwell                                       92,337                3.84%

         Dr. Alvin E. Nashman                                  60,788(2)             2.60%

         Helen L. Newman                                       55,054(3)             2.36%

         Thomas L. Patterson                                   32,682(4)             1.39%

         David W. Pijor                                        43,135(5)             1.83%

         Russell E. Sherman                                    28,279                1.20%

         Jon M. Peterson(6)                                     6,744                0.29%

         Executive officers, directors and James              676,433               26.72%
             Monroe Bank directors as a
             group (13 individuals)

         Five Percent Shareholder

         Nino Vaghi                                           190,547                8.17%
         c/o National Mailing Systems
         1749 Old Meadow Road
         McLean, VA  22101


         -----------------------------------

(1) The shares "beneficially owned" by an individual are determined in accordance with the definitions of "beneficial ownership" set forth in the General Rules and Regulations of the U.S. Securities and Exchange Commission and may include shares owned by or for the individual's spouse and minor children and any other relative of the individual who lives in the same home, as well as shares to which the individual has, or shares, voting or investment power, or has the right to acquire beneficial ownership within sixty (60) days after August 31, 2003. Beneficial ownership may be disclaimed as to certain of the shares.

         Directors and executive officers beneficially own the following stock options which are exercisable within 60-days following August 31, 2003:
         Burroughs -- 7,163 shares; Collins -- 14,741 shares; Horn -- 12,717 shares; Karlgaard -- 18,491 shares; Linhart -- 1,125 shares; Litman -- 18,116 shares; Maxwell -- 69,150 shares; Nashman -- 1,538 shares; Newman -- 2,929 shares; Patterson -- 10,054 shares; Pijor -- 25,991 shares; Sherman -- 14,217 shares; Peterson - 1,538.

(2)      Includes 9,750 shares held individually by his spouse.

(3) Includes 43,375 shares of common stock held individually by Mrs. Newman and 6,750 shares of common stock held individually by her spouse.

(4) Includes 9,503 shares held in various trusts which Mr. Patterson has voting and/or investment power. Does not include 6,335 shares held by Mr. Patterson's sibling for benefit of Mr. Patterson's son.

(5) Includes 13,738 shares held individually by Mr. Pijor, 2,906 shares held jointly, and 500 shares held by his minor children.

(6)      Mr. Peterson is a director of James Monroe Bank only.

                           SUPERVISION AND REGULATION

JAMES MONROE BANCORP

         James Monroe Bancorp is a bank holding company registered under the Bank Holding Company Act of 1956, as amended, (the "Act") and is subject to supervision by the Federal Reserve. As a bank holding company, we are required to file with the Federal Reserve an annual report and such other additional information as the Federal Reserve may require pursuant to the Act. The Federal Reserve may also examine James Monroe Bancorp and each of our subsidiaries.

         The Act requires approval of the Federal Reserve for, among other things, the acquisition by a proposed bank holding company of control of more than five percent (5%) of the voting shares, or substantially all the assets, of any bank or the merger or consolidation by a bank holding company with another bank holding company. The Act also generally permits the acquisition by a bank holding company of control, or substantially all the assets, of any bank located in a state other than the home state of the bank holding company, except where the bank has not been in existence for the minimum period of time required by state law, but if the bank is at least 5 years old, the Federal Reserve may approve the acquisition.

         Under current law, with certain limited exceptions, a bank holding company is prohibited from acquiring control of any voting shares of any company which is not a bank or bank holding company and from engaging directly or indirectly in any activity other than banking or managing or controlling banks or furnishing services to or performing service for its authorized subsidiaries. A bank holding company may, however, engage in or acquire an interest in, a company that engages in activities which the Federal Reserve has determined by order or regulation to be so closely related to banking or managing or controlling banks as to be properly incident thereto. In making such a determination, the Federal Reserve is required to consider whether the performance of such activities can reasonably be expected to produce benefits to the public, such as convenience, increased competition or gains in efficiency, which outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest or unsound banking practices. The Federal Reserve is also empowered to differentiate between activities commenced de novo and activities commenced by the acquisition, in whole or in part, of a going concern. Some of the activities that the Federal Reserve has determined by regulation to be closely related to banking include making or servicing loans, performing certain data processing services, acting as a fiduciary or investment or financial advisor, and making investments in corporations or projects designed primarily to promote community welfare.

         Effective on March 11, 2001, the Gramm Leach Bliley Act (the "GLB Act") allows a bank holding company or other company to certify status as a financial holding company, which will allow such company to engage in activities that are financial in nature, that are incidental to such activities, or are complementary to such activities. The GLB Act enumerates certain activities that are deemed financial in nature, such as underwriting insurance or acting as an insurance principal, agent or broker, underwriting, dealing in or making markets in securities, and engaging in merchant banking under certain restrictions. It also authorizes the Federal Reserve to determine by regulation what other activities are financial in nature, or incidental or complementary thereto.

         Subsidiary banks of a bank holding company are subject to certain restrictions imposed by the Federal Reserve Act on any extensions of credit to the bank company or any of its subsidiaries, or investments in the stock or other securities thereof, and on the taking of such stock or securities as collateral for loans to any borrower. Further, a holding company and any subsidiary bank are prohibited from engaging in certain tie-in arrangements in connection with the extension of credit. A subsidiary bank may not extend credit, lease or sell property, or furnish any services, or fix or vary the consideration for any of the foregoing, on the condition that: (i) the customer obtain or provide some additional credit, property or services from or to such bank other than a loan, discount, deposit or trust service; (ii) the customer obtain or provide some additional credit, property or service from or to a holding company or any other subsidiary of a holding company; or (iii) the customer not obtain some other credit, property or service from competitors, except for reasonable requirements to assure the soundness of credit extended.

         The Federal Reserve has also adopted capital guidelines for bank holding companies that are substantially the same as those applying to state member banks.

JAMES MONROE BANK

         James Monroe Bank is a Virginia chartered commercial bank and a member of the Federal Reserve System. Its deposit accounts are insured by the Bank Insurance Fund of the FDIC up to the maximum legal limits of the FDIC and it is subject to regulation, supervision and regular examination by the Virginia Bureau of Financial Institutions and the Federal Reserve. The regulations of these various agencies govern most aspects of James Monroe Bank's business, including required reserves against deposits, loans, investments, mergers and acquisitions, borrowings, dividends and location and number of branch offices. The laws and regulations governing James Monroe Bank generally have been promulgated to protect depositors and the deposit insurance funds, and not for the purpose of protecting stockholders.

         Banking is a business which depends on interest rate differentials. In general, the differences between the interest paid by a bank on its deposits and its other borrowings and the interest received by a bank on loans extended to its customers and securities held in its investment portfolio constitute the major portion of James Monroe Bank's earnings. Thus, our earnings and growth will be subject to the influence of economic conditions generally, both domestic and foreign, and also to the monetary and fiscal policies of the United States and its agencies, particularly the Federal Reserve, which regulates the supply of money through various means including open market dealings in United States government securities. The nature and timing of changes in such policies and their impact on James Monroe Bank cannot be predicted.

         Branching and Interstate Banking. The federal banking agencies are authorized to approve interstate bank merger transactions without regard to whether such transaction is prohibited by the law of any state, unless the home state of one of the banks has opted out of the interstate bank merger provisions of the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Riegle-Neal Act") by adopting a law after the date of enactment of the Riegle-Neal Act and prior to June 1, 1997, which applies equally to all out-of-state banks and expressly prohibits merger transactions involving out-of-state banks. Interstate acquisitions of branches are permitted only if the law of the state in which the branch is located permits such acquisitions. Such interstate bank mergers and branch acquisitions are also subject to the nationwide and statewide insured deposit concentration limitations described in the Riegle-Neal Act.

         The Riegle-Neal Act authorizes the federal banking agencies to approve interstate branching de novo by national and state banks in states which specifically allow for such branching. Virginia has enacted laws which permit interstate acquisitions of banks and bank branches and permit out-of-state banks to establish de novo branches.

         Capital Adequacy Guidelines. The Federal Reserve has adopted risk-based capital adequacy guidelines pursuant to which they assess the adequacy of capital in examining and supervising banks and bank holding companies and in analyzing bank regulatory applications. Risk-based capital requirements determine the adequacy of capital based on the risk inherent in various classes of assets and off-balance sheet items.

         State member banks are expected to meet a minimum ratio of total qualifying capital (the sum of core capital (Tier 1) and supplementary capital (Tier 2)) to risk weighted assets of 8%. At least half of this amount (4%) should be in the form of core capital.

         Tier 1 Capital generally consists of the sum of common stockholders' equity and perpetual preferred stock (subject in the case of the latter to limitations on the kind and amount of such stock which may be included as Tier 1 Capital), less goodwill, without adjustment for changes in the market value of securities classified as "available for sale" in accordance with Financial Accounting Standard 115. Tier 2 Capital consists of the following: hybrid capital instruments; perpetual preferred stock which is not otherwise eligible to be included as Tier 1 Capital; term subordinated debt and intermediate term preferred stock; and, subject to limitations, general allowances for loan losses. Assets are adjusted under the risk-based guidelines to take into account different risk characteristics, with the categories ranging from 0% (requiring no risk-based capital) for assets such as cash and certain U.S. government and agency securities, to 100% for the bulk of assets which are typically held by a bank holding company, including certain multi-family residential and commercial real estate loans, commercial business loans and consumer loans. Residential first mortgage loans on one to four family residential real estate and certain seasoned multi-family residential real estate loans, which are not 90 days or more past due or nonperforming and which have been made in accordance with prudent underwriting standards are assigned a 50% level in the risk-weighing system, as are certain privately issued mortgage backed securities representing indirect ownership of such loans. Off-balance sheet items also are adjusted to take into account certain risk characteristics.

         In addition to the risk-based capital requirements, the Federal Reserve has established a minimum 4.0% Leverage Capital Ratio (Tier 1 Capital to total adjusted assets) requirement for the most highly rated banks, with an additional cushion of at least 100 to 200 basis points for all other banks, which effectively increases the minimum Leverage Capital Ratio for such other banks to 4.0% - 6.0% or more. The highest rated banks are those that are not anticipating or experiencing significant growth and have well diversified risk, including no undue interest rate risk exposure, excellent asset quality, high liquidity, good earnings and, in general, those which are considered a strong banking organization. A bank having less than the minimum Leverage Capital Ratio requirement shall, within 60 days of the date as of which it fails to comply with such requirement, submit a reasonable plan describing the means and timing by which a bank shall achieve its minimum Leverage Capital Ratio requirement. A bank that fails to file such plan is deemed to be operating in an unsafe and unsound manner, and could subject that bank to a cease and desist order. Any insured depository institution with a Leverage Capital Ratio that is less than 2.0% is deemed to be operating in an unsafe or unsound condition pursuant to
Section 8(a) of the Federal Deposit Insurance Act (the "FDIA") and is subject to potential termination of deposit insurance. However, such an institution will not be subject to an enforcement proceeding solely on account of its capital ratios, if it has entered into and is in compliance with a written agreement to increase its Leverage Capital Ratio and to take such other action as may be necessary for the institution to be operated in a safe and sound manner. The capital regulations also provide, among other things, for the issuance of a capital directive, which is a final order issued to a bank that fails to maintain minimum capital or to restore its capital to the minimum capital requirement within a specified time period. Such directive is enforceable in the same manner as a final cease and desist order.

         Prompt Corrective Action. Under Section 38 of the FDIA, each federal banking agency is required to implement a system of prompt corrective action for institutions which it regulates. The federal banking agencies have promulgated substantially similar regulations to implement the system of prompt corrective action established by Section 38 of the FDIA. Under the regulations, a bank shall be deemed to be: (i) "well capitalized" if it has a Total risk-based capital ratio of 10.0% or more, a Tier 1 risk-based capital ratio of 6.0% or more, a Tier 1 leverage capital ratio of 5.0% or more and is not subject to any written capital order or directive; (ii) "adequately capitalized" if it has a Total risk-based capital ratio of 8.0% or more, a Tier 1 risk-based capital ratio of 4.0% or more and a Tier 1 leverage capital ratio of 4.0% or more (3.0% under certain circumstances) and does not meet the definition of "well capitalized;" (iii) "undercapitalized" if it has a Total risk-based capital ratio that is less than 8.0%, a Tier 1 risk-based capital ratio that is less than 4.0% or a Tier 1 leverage capital ratio that is less than 4.0% (3.0% under certain circumstances); (iv) "significantly undercapitalized" if it has a Total risk-based capital ratio that is less than 6.0%, a Tier 1 risk-based capital ratio that is less than 3.0% or a Tier 1 leverage capital ratio that is less than 3.0%; and (v) "critically undercapitalized" if it has a ratio of tangible equity to total assets that is equal to or less than 2.0%.

         An institution generally must file a written capital restoration plan which meets specified requirements with an appropriate federal banking agency within 45 days of the date the institution receives notice or is deemed to have notice that it is undercapitalized, significantly undercapitalized or critically undercapitalized. A federal banking agency must provide the institution with written notice of approval or disapproval within 60 days after receiving a capital restoration plan, subject to extensions by the applicable agency.

         An institution which is required to submit a capital restoration plan must concurrently submit a performance guaranty by each company that controls the institution. Such guaranty shall be limited to the lesser of (i) an amount equal to 5.0% of the institution's total assets at the time the institution was notified or deemed to have notice that it was undercapitalized or (ii) the amount necessary at such time to restore the relevant capital measures of the institution to the levels required for the institution to be classified as adequately capitalized. Such a guaranty shall expire after the federal banking agency notifies the institution that it has remained adequately capitalized for each of four consecutive calendar quarters. An institution which fails to submit a written capital restoration plan within the requisite period, including any required performance guaranty, or fails in any material respect to implement a capital restoration plan, shall be subject to the restrictions in Section 38 of the FDIA which are applicable to significantly undercapitalized institutions.

         A "critically undercapitalized institution" is to be placed in conservatorship or receivership within 90 days unless the FDIC formally determines that forbearance from such action would better protect the deposit insurance fund. Unless the FDIC or other appropriate federal banking regulatory agency makes specific further findings and certifies that the institution is viable and is not expected to fail, an institution that remains critically undercapitalized on average during the fourth calendar quarter after the date it becomes critically undercapitalized must be placed in receivership.

The general rule is that the FDIC will be appointed as receiver within 90 days after a bank becomes critically undercapitalized unless extremely good cause is shown and an extension is agreed to by the federal regulators. In general, good cause is defined as capital, which has been raised and is imminently available for infusion into a bank except for certain technical requirements which may delay the infusion for a period of time beyond the 90 day time period.

         Immediately upon becoming undercapitalized, an institution shall become subject to the provisions of Section 38 of the FDIA, which (i) restrict payment of capital distributions and management fees; (ii) require that the appropriate federal banking agency monitor the condition of the institution and its efforts to restore its capital; (iii) require submission of a capital restoration plan;
(iv) restrict the growth of the institution's assets; and (v) require prior approval of certain expansion proposals. The appropriate federal banking agency for an undercapitalized institution also may take any number of discretionary supervisory actions if the agency determines that any of these actions is necessary to resolve the problems of the institution at the least possible long term cost to the deposit insurance fund, subject in certain cases to specified procedures. These discretionary supervisory actions include: requiring the institution to raise additional capital; restricting transactions with affiliates; requiring divestiture of the institution or the sale of the institution to a willing purchaser; and any other supervisory action that the agency deems appropriate. These and additional mandatory and permissive supervisory actions may be taken with respect to significantly undercapitalized and critically undercapitalized institutions.

         Additionally, under Section 11(c)(5) of the FDIA, a conservator or receiver may be appointed for an institution where: (i) an institution's obligations exceed its assets; (ii) there is substantial dissipation of the institution's assets or earnings as a result of any violation of law or any unsafe or unsound practice; (iii) the institution is in an unsafe or unsound condition; (iv) there is a willful violation of a cease and desist order; (v) the institution is unable to pay its obligations in the ordinary course of business; (vi) losses or threatened losses deplete all or substantially all of an institution's capital, and there is no reasonable prospect of becoming "adequately capitalized" without assistance; (vii) there is any violation of law or unsafe or unsound practice or condition that is likely to cause insolvency or substantial dissipation of assets or earnings, weaken the institution's condition, or otherwise seriously prejudice the interests of depositors or the insurance fund; (viii) an institution ceases to be insured; (ix) the institution is undercapitalized and has no reasonable prospect that it will become adequately capitalized, fails to become adequately capitalized when required to do so, or fails to submit or materially implement a capital restoration plan; or
(x) the institution is critically undercapitalized or otherwise has substantially insufficient capital.

         Regulatory Enforcement Authority. Federal banking law grants substantial enforcement powers to federal banking regulators. This enforcement authority includes, among other things, the ability to assess civil money penalties, to issue cease and desist or removal orders and to initiate injunctive actions against banking organizations and institution-affiliated parties. In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with regulatory authorities.

         Deposit Insurance Premiums. The FDIA establishes a risk-based deposit insurance assessment system. Under applicable regulations, deposit premium assessments are determined based upon a matrix formed utilizing capital categories - well capitalized, adequately capitalized and undercapitalized - defined in the same manner as those categories are defined for purposes of
Section 38 of the FDIA. Each of these groups is then divided into three subgroups which reflect varying levels of supervisory concern, from those which are considered healthy to those which are considered to be of substantial supervisory concern. The matrix so created results in nine assessment risk classifications, with rates ranging from 0.04% of insured deposits for well capitalized institutions having the lowest level of supervisory concern, to 0.31% of insured deposits for undercapitalized institutions having the highest level of supervisory concern. In general, while the Bank Insurance Fund of the FDIC ("BIF") maintains a reserve ratio of 1.25% or greater, no deposit insurance premiums are required. When the BIF reserve ratio falls below that level, all insured banks would be required to pay premiums. Payment of deposit premiums, either under current law or as the deposit insurance system may be reformed, will have an adverse impact on earnings.

                        DESCRIPTION OF OUR CAPITAL STOCK

         James Monroe Bancorp's authorized capital consists of 5,000,000 shares of common stock, $1.00 par value. As of August 31, 2003, there were 2,333,654 shares of common stock outstanding. Assuming the sale of all of the shares offered hereby, other than those subject to the over-allotment option,
there will be         shares of common stock outstanding immediately. An
aggregate of 251,518 shares of common stock are reserved for issuance upon the exercise of outstanding stock options as of August 31, 2003, 227,661 of which are exercisable. Subsequent to August 31, 2003, options to purchase 3,000 shares were issued to three non-executive officers, and options to purchase an additional 4,000 shares were allocated for issuance to four prospective employees. Options to purchase an aggregate of 246,512 shares of common stock remain available for grant under our option plans.

         Common Stock. Holders of common stock are entitled to cast one vote for each share held of record, to receive such dividends as may be declared by the Board of Directors out of legally available funds, and, subject to the rights of any class of stock having preference to the common stock, to share ratably in any distribution of assets after payment of all debts and other liabilities, upon liquidation, dissolution or winding up. Shareholders do not have cumulative voting rights or preemptive rights or other rights to subscribe for additional shares, and the common stock is not subject to conversion or redemption. The shares of common stock to be issued in this offering will be, when issued, fully paid and nonassessable.

         Limitations on Payment of Dividends. The payment of dividends will depend largely upon the ability of James Monroe Bank to declare and pay dividends to the holding company. Dividends will depend primarily upon James Monroe Bank's earnings, financial condition, and need for funds, as well as governmental policies and regulations applicable to us. Even if we have earnings in an amount sufficient to pay dividends, the Board of Directors may determine to retain earnings for the purpose of funding the growth.

         Regulations of the Federal Reserve and Virginia law place limits on the amount of dividends James Monroe Bank may pay without prior approval. Prior regulatory approval is required to pay dividends which exceed a state member bank's net profits for the current year plus its retained net profits for the preceding two calendar years, less required transfers to surplus. federal bank regulatory agencies also have authority to prohibit a bank from paying dividends if such payment is deemed to be an unsafe or unsound practice, and the Federal Reserve has the same authority over bank holding companies. At June 30, 2003, approximately $3.2 million of dividends may be paid without prior approval. State and federal regulatory authorities also have authority to prohibit a bank from paying dividends if they deem payment to be an unsafe or unsound practice.

         The Federal Reserve has established guidelines with respect to the maintenance of appropriate levels of capital by registered bank holding companies. Compliance with such standards, as presently in effect, or as they may be amended from time to time, could possibly limit the amount of dividends that we may pay in the future. The Federal Reserve has issued a policy statement on the payment of cash dividends by bank holding companies. In the statement, the Federal Reserve expressed its view that a holding company experiencing earnings weaknesses should not pay cash dividends exceeding its net income, or which could only be funded in ways that weaken the holding company's financial health, such as by borrowing. As a depository institution, the deposits of which are insured by the FDIC, James Monroe Bank may not pay dividends or distribute any of its capital assets while it remains in default on any assessment due the FDIC.

CERTAIN PROVISIONS OF THE ARTICLES OF INCORPORATION AND VIRGINIA LAW

         Our Articles of Incorporation do not contain any provisions which would require a greater or lesser than normal vote of shareholders, any provisions which impose special approval or other requirements on corporate transactions or other matters, or which could be deemed to have an antitakeover effect. The Virginia Stock Corporation Act (the "VSCA"), which is applicable to us and the holders of common stock, contains provisions which could be deemed to have an antitakeover effect. The discussion of the following provisions is not exhaustive, and is not intended to imply that all material provisions of either the Articles of Incorporation or the VSCA are enumerated herein.

         Affiliated Transactions. The VSCA contains provisions governing "affiliated transactions." These include various transactions such as mergers, share exchanges, sales, leases, or other material dispositions of assets, issuances of securities, dissolutions, and similar transactions with an "interested shareholder." An interested shareholder is generally the beneficial owner of more than 10% of any class of a corporation's outstanding voting shares. During the three years following the date a shareholder becomes an interested shareholder, any affiliated transaction with the interested shareholder must be approved by both a majority of the "disinterested directors" (those directors who were directors before the interested shareholder became an interested shareholder or who were recommended for election by a majority of disinterested directors) and by the affirmative vote of the holders of two-thirds of the corporation's voting shares other than shares beneficially owned by the interested shareholder. These requirements do not apply to affiliated transactions if, among other things, a majority of the disinterested directors approve the interested shareholder's acquisition of voting shares making such a person an interested shareholder before such acquisition. Beginning three years after the shareholder becomes an interested shareholder, the corporation may engage in an affiliated transaction with the interested shareholder if:

         o the transaction is approved by the holders of two-thirds of the corporation's voting shares, other than shares beneficially owned by the interested shareholder,

         o the affiliated transaction has been approved by a majority of the disinterested directors, or subject to certain additional requirements, in the affiliated transaction the holders of each class or series of voting shares will receive consideration meeting specified fair price and other requirements designed to ensure that all shareholders receive fair and equivalent consideration, regardless of when they tendered their shares.

         Control Share Acquisitions. Under the VSCA's control share acquisitions law, voting rights of shares of stock of a Virginia corporation acquired by an acquiring person or other entity at ownership levels of 20%, 33 1/3%, and 50% of the outstanding shares may, under certain circumstances, be denied. The voting rights may be denied:

         o unless conferred by a special shareholder vote of a majority of the outstanding shares entitled to vote for directors, other than shares held by the acquiring person and officers and directors of the corporation, or

         o among other exceptions, such acquisition of shares is made pursuant to a affiliation agreement with the corporation or the corporation's articles of incorporation or bylaws permit the acquisition of such shares before the acquiring person's acquisition thereof.

         If authorized in a corporation's articles of incorporation or bylaws, the statute also permits the corporation to redeem the acquired shares at the average per share price paid for them if the voting rights are not approved or if the acquiring person does not file a "control share acquisition statement" with the corporation within sixty days of the last acquisition of such shares. If voting rights are approved for control shares comprising more than 50% of the corporation's outstanding stock, objecting shareholders may have the right to have their shares repurchased by the corporation for "fair value."

         The provisions of the Affiliated Transactions Statute and the Control Share Acquisition Statute are only applicable to public corporations that have more than 300 shareholders. Corporations may provide in their articles of incorporation or bylaws to opt-out of the Control Share Acquisition Statute, but we have not done so.

         Supermajority Voting Provisions. The VSCA provides that, unless a corporation's articles of incorporation provide for a higher or lower vote, certain significant corporate actions must be approved by the affirmative vote of the holders of more than two-thirds of the votes entitled to be cast on the matter. Corporate actions requiring a two-thirds vote include amendments to a corporation's articles of incorporation, adoption of plans of affiliation or exchange, sales of all or substantially all of a corporation's assets other than in the ordinary course of business and adoption of plans of dissolution ("Fundamental Actions"). The VSCA provides that a corporation's articles may either increase the vote required to approve Fundamental Actions or may decrease the required vote to not less than a majority of the votes entitled to be cast. Our Articles of Incorporation do not contain any provisions altering the vote required for any Fundamental Action.

                                  UNDERWRITING

         James Monroe Bancorp and Scott & Stringfellow, Inc., the underwriter for the offering, have entered into an underwriting agreement with respect to the shares being offered. Subject to the terms and conditions contained in the underwriting agreement, Scott & Stringfellow has agreed to purchase from us all of the shares of common stock in this offering.

         Scott & Stringfellow proposes to offer the shares of common stock directly to the public at the public offering price set forth on the cover of this prospectus and to certain securities dealers at that price less a concession not to exceed $ per share. Scott & Stringfellow may allow, and these dealers may re-allow, a discount of not more than $ per share on sales to other brokers or dealers. If all of the shares are not sold at the public offering price, Scott & Stringfellow may change the offering price and other selling terms.

         We have granted to Scott & Stringfellow an option, exercisable for 30
days after the date of this prospectus, to purchase up to           additional
shares of our common stock at the public offering price less the underwriting discount set forth on the cover page of this prospectus. Scott & Stringfellow may exercise this option only to cover over-allotments, if any, made in connection with this offering. We will be obligated, pursuant to the option, to sell these additional shares of common stock to Scott & Stringfellow to the extent the option is exercised. If any additional shares of common stock are purchased, Scott & Stringfellow will offer the additional shares on the same
terms as those on which the           shares are being offered.

         Of the           shares of common stock to be sold pursuant to the
offering, Scott & Stringfellow has accepted our request to sell up to $2 million
of common stock, or           shares, to our directors, executive officers and a
founding director who no longer sits on the Board of Directors at the public
offering price set forth on the cover and an underwriting discount of $      per
share. Although such persons are not legally bound to make such purchases, it is expected that our directors and executive officers will purchase all or substantially all of such shares. Accordingly, assuming that the directors and executive officers purchase such shares, such persons would beneficially own an
aggregate of        shares of common stock, or      % of the outstanding common
stock following the offering (assuming no exercise of the underwriter's over-allotment option).

         The underwriting agreement provides that the obligations of Scott & Stringfellow are conditional and may be terminated at its discretion based on its assessment of the state of the financial markets. The obligations of Scott & Stringfellow may also be terminated upon the occurrence of the events specified in the underwriting agreement. The underwriting agreement provides that Scott & Stringfellow is obligated to purchase all of the shares of common stock in this offering if any are purchased, other than those shares covered by the over-allotment option described above.

         The shares of common stock are being offered by Scott & Stringfellow, subject to prior sale, when, as and if issued to and accepted by it, subject to approval of certain legal matters by counsel for Scott & Stringfellow and other conditions specified in the underwriting agreement. Scott & Stringfellow reserves the right to withdraw, cancel or modify this offer and to reject orders in whole or in part.

         The following table shows the per share and total underwriting discount we will pay to Scott & Stringfellow. These amounts are shown assuming both no exercise and full exercise of Scott & Stringfellow's over-allotment option to purchase additional shares.

                                                 WITHOUT               WITH
                                              OVER-ALLOTMENT      OVER-ALLOTMENT
                                              --------------      --------------

             Discounts per share                    $                    $
             Discounts, total                       $                    $
             Total offering proceeds to us          $                    $

         Scott and Stringfellow has agreed that the underwriting discount will
be $      per share for up to $2 million of the common stock we are offering, or shares, which may be purchased by our directors, executive officers and founding directors. The total offering proceeds shown in the above table assume the
purchase of           shares by such persons.

         We estimate that the total expenses of the offering, excluding underwriting discount, will be approximately $175,000 and are payable by us.

         We, and our executive officers and directors, have agreed, for a period of 90 days after the date of this prospectus, not to sell, offer, agree to sell, contract to sell, hypothecate, pledge, grant any option to sell, make any short sale or otherwise dispose of or hedge, directly or indirectly, any shares of our common stock or securities convertible into, exchangeable or exercisable for any shares of our common stock or warrants or other rights to purchase shares of our common stock or other similar securities, without, in each case, the prior written consent of Scott & Stringfellow. These restrictions are expressly agreed to preclude us, and our executive officers and directors, from engaging in any hedging or other transaction or arrangement that is designed to, or which reasonably could be expected to, lead to or result in a sale, disposition or transfer, in whole or in part, of any of the economic consequences of ownership of our common stock, whether such transaction would be settled by delivery of common stock or other securities, in cash or otherwise. This consent may be given at any time without public notice.

         Our common stock is quoted on the Nasdaq SmallCap Market under the
symbol "JMBI." The last reported sale price of our common stock on September   ,
2003 was $           per share.

         In connection with this offering, Scott & Stringfellow may engage in stabilizing transactions, over-allotment transactions and covering transactions.

    o Stabilizing transactions permit bids to purchase shares of common stock so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

    o Over-allotment transactions involve sales by Scott & Stringfellow of shares of common stock in excess of the number of shares Scott & Stringfellow is obligated to purchase. This creates a short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by Scott & Stringfellow is not greater than the number of shares that it may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. Scott & Stringfellow may close out any short position by exercising its over-allotment option and/or purchasing shares in the open market.

    o Covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover short positions. In determining the source of shares to close out the short position, Scott & Stringfellow will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which it may purchase shares through exercise of the over-allotment option. If Scott & Stringfellow sells more shares than could be covered by exercise of the over-allotment option and, therefore, has a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if Scott & Stringfellow is concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

         These stabilizing transactions and covering transactions may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor Scott & Stringfellow make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on the Nasdaq SmallCap Market or otherwise and, if commenced, may be discontinued at any time.

         In connection with this offering, Scott & Stringfellow and selected dealers, if any, who are qualified market makers on the Nasdaq SmallCap Market, may engage in passive market making transactions in our common stock on the Nasdaq SmallCap Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid of such security. If all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.

         We have agreed to indemnify Scott & Stringfellow against specified liabilities, including liabilities under the Securities Act of 1933, or Securities Act, and to contribute to payments that Scott & Stringfellow may be required to make in respect thereof.

         From time to time, some of Scott & Stringfellow has provided, and may continue to provide, investment banking services to us in the ordinary course of its respective businesses.

                                  LEGAL MATTERS

         The validity of the shares offered hereby and selected other legal matters in connection with the offering will be passed upon for James Monroe Bancorp by the law firm of Kennedy, Baris & Lundy, L.L.P., Bethesda, Maryland. Certain legal matters will be passed upon for the underwriter by LeClair Ryan, A Professional Corporation, Richmond, Virginia.

                                     EXPERTS

         The consolidated balance sheets of James Monroe Bancorp, Inc and Subsidiaries as of December 31, 2002 and 2001 and the related consolidated statements of income, changes in stockholders' equity and cash flows for the three years ended December 31, 2002, 2001 and 2000 included and incorporated by reference in this prospectus have been audited by Yount, Hyde & Barbour, P.C., independent auditors, as stated in their report, included and incorporated by reference herein, and have been included and incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                    WHERE YOU CAN FIND ADDITIONAL INFORMATION
                           ABOUT JAMES MONROE BANCORP

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that we file with the SEC at the SEC's public reference room at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains a World Wide Web site on the Internet at "http://www.sec.gov" that contains reports, proxy and information statements, and other information regarding companies, including James Monroe Bancorp, that file electronically with the SEC. On the SEC website, our reports are listed under the name "Monroe James Bancorp Inc." and our CIK number is 0001114868.

         We have filed a Registration Statements on Form S-2 to register the common stock to be sold in the offering. This prospectus is a part of those Registration Statement. As allowed by SEC rules, this prospectus does not contain all the information you can find in the Registration Statements or the exhibits to the Registration Statements. SEC regulations require us to "incorporate by reference" information into this prospectus, which means that important information is disclosed by referring you to another document filed separately with the SEC. The information incorporated by reference is considered part of this prospectus. Information incorporated by reference from earlier documents is superceded by information that in included in this prospectus or is incorporated by reference from more recent documents, to the extent that they are inconsistent.

         This prospectus incorporates by reference the documents listed below that we have previously filed with the SEC (file no. 0-32641).

         (1) Annual Report on Form 10-KSB for the year ended December 31, 2002;
         (2) Quarterly Report on Form 10-QSB for the quarters ended March 31, 2003 and June 30, 2003; and
         (3) Current Reports on Form 8-K filed April 11, 2003 and July 15, 2003.

         Also incorporated by reference are additional documents that we may file with the SEC after the date of this prospectus and before the termination of the offering. These additional documents will be deemed to be incorporated by reference, and to be a part of, this prospectus from the date of their filing. These documents include proxy statements and periodic reports, such as Annual Reports on Form 10-KSB, Quarterly Reports on Form 10-QSB, and to the extent they are considered filed, Current Reports on Form 8-K. Information incorporated by reference from later filed documents supercedes information that in included in this prospectus or is incorporated by reference from earlier documents, to the extent that they are inconsistent.

         You can obtain any of the documents incorporated by reference from us, the SEC or the SEC's Internet web site as described above. Documents incorporated by reference are available from James Monroe Bancorp without charge, including any exhibits specifically incorporated by reference therein. You may obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from:

         Richard I. Linhart, Chief Financial Officer
         James Monroe Bancorp, Inc.
         3033 Wilson Boulevard
         Arlington, Virginia 22201
         Telephone: (703) 524-8100

         You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information that is different from what is contained in this prospectus. This
prospectus is dated                     , 2003. You should not assume that the
information contained in this prospectus is accurate as of any date other than that date.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


UNAUDITED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2003 AND 2002

Unaudited Consolidated Balance Sheets............................................................................F-3

Unaudited Consolidated Statements of Income......................................................................F-4

Unaudited Consolidated Statements of Changes in Stockholders' Equity.............................................F-5

Unaudited Consolidated Statements of Cash Flows..................................................................F-6

Notes to Unaudited Consolidated Financial Statements.............................................................F-7

AUDITED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

Independent Auditor's Report.....................................................................................F-22

Consolidated Balance Sheets......................................................................................F-27

Consolidated Statements of Income................................................................................F-28

Consolidated Statements of Changes in Stockholders' Equity.......................................................F-29

Consolidated Statements of Cash Flows............................................................................F-30

Notes to Consolidated Financial Statements.......................................................................F-31


                          INDEPENDENT AUDITOR'S REPORT


To the Stockholders and Directors
James Monroe Bancorp, Inc. and Subsidiaries
Arlington, Virginia

         We have audited the accompanying consolidated balance sheets of James Monroe Bancorp, Inc. and Subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years ended December 31, 2002, 2001 and 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of James Monroe Bancorp, Inc. and Subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for the years ended December 31, 2002, 2001 and 2000, in conformity with accounting principles generally accepted in the United States of America.

/s/ Yount, Hyde & Barlour, P.C.

Winchester, Virginia
January 10, 2003

                           JAMES MONROE BANCORP, INC.
                                AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                           December 31, 2002 and 2001
                    (Dollars in thousands, except share data)

                                                                               DECEMBER 31,
                                                                          ----------------------
                                                                            2002          2001
                                                                          --------      --------
ASSETS
Cash and due from banks                                                   $ 11,051      $  5,982
Interest-bearing deposits in banks                                             655         2,035
Federal funds sold                                                          28,826         9,469
Securities available for sale, at fair value                                76,063        22,119
Loans, net of allowance for loan losses of $1,390 in 2002
  and $1,030 in 2001                                                       119,657        85,109
Bank premises and equipment, net                                             1,333         1,007
Accrued interest receivable                                                    916           631
Other assets                                                                   292           306
                                                                          --------      --------
TOTAL ASSETS                                                              $238,793      $126,658
                                                                          ========      ========

LIABILITIES AND STOCKHOLDERS' EQUITY
  Deposits:
    Noninterest-bearing deposits                                          $ 66,729      $ 35,034
    Interest-bearing deposits                                              147,141        79,225
                                                                          --------      --------
          Total deposits                                                   213,870       114,259
Trust preferred capital notes                                                5,000            --
Accrued interest payable and other liabilities                                 728           432
                                                                          --------      --------
          Total liabilities                                                219,598       114,691
                                                                          --------      --------

STOCKHOLDERS' EQUITY
  Common stock, $1 par value; authorized 5,000,000 shares; issued
    and outstanding 1,840,677 shares in 2002, 960,467 shares in 2001         1,841           960
  Capital surplus                                                           13,354         9,522
  Retained earnings                                                          2,894         1,341
  Accumulated other comprehensive income                                     1,106           144
                                                                          --------      --------
          Total stockholders' equity                                        19,195        11,967
                                                                          --------      --------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                $238,793      $126,658
                                                                          ========      ========

The accompanying notes are an integral part of these consolidated financial statements.

                           JAMES MONROE BANCORP, INC.
                                AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF INCOME
              For the Years Ended December 31, 2002, 2001 and 2000
                  (Dollars in thousands, except per share data)

                                                                        YEARS ENDED DECEMBER 31,
                                                                   ---------------------------------
                                                                     2002         2001         2000
                                                                   -------      -------      -------
INTEREST AND DIVIDEND INCOME:
  Loans, including fees                                            $ 7,757      $ 5,643      $ 3,977
  Securities, taxable                                                2,062        1,464        1,067
  Federal funds sold                                                   260          379          343
  Other interest income                                                 12           62           26
                                                                   -------      -------      -------
          Total interest and dividend income                        10,091        7,548        5,413
                                                                   -------      -------      -------

INTEREST EXPENSE:
  Deposits                                                           3,391        2,918        2,174
  Borrowed funds                                                       218           --            3
                                                                   -------      -------      -------
          Total interest expense                                     3,609        2,918        2,177
                                                                   -------      -------      -------
          Net interest income                                        6,482        4,630        3,236

PROVISION FOR LOAN LOSSES                                              483          450          237
                                                                   -------      -------      -------
          Net interest income after provision for loan losses        5,999        4,180        2,999
                                                                   -------      -------      -------

NONINTEREST INCOME:
  Service charges and fees                                             263          263          190
  Gain on sale of securities                                           244          107           17
  Other                                                                253          184           95
                                                                   -------      -------      -------
          Total noninterest income                                     760          554          302
                                                                   -------      -------      -------

NONINTEREST EXPENSES:
  Salaries and wages                                                 1,907        1,307        1,061
  Employee benefits                                                    313          206          142
  Occupancy expenses                                                   541          367          266
  Equipment expenses                                                   308          184          149
  Other operating expenses                                           1,325          969          730
                                                                   -------      -------      -------
          Total noninterest expenses                                 4,394        3,033        2,348
                                                                   -------      -------      -------
          Income before income taxes                                 2,365        1,701          953

PROVISION FOR INCOME TAXES                                             812          589          143
                                                                   -------      -------      -------
          Net income                                               $ 1,553      $ 1,112      $   810
                                                                   =======      =======      =======

EARNINGS PER SHARE, basic                                          $  0.94      $  0.77      $  0.69

EARNINGS PER SHARE, diluted                                        $  0.90      $  0.74      $  0.67

The accompanying notes are an integral part of these consolidated financial statements.

                           JAMES MONROE BANCORP, INC.
                                AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
              For the Years Ended December 31, 2002, 2001 and 2000
                             (Dollars in thousands)

                                                                        ACCUMULATED
                                                                           OTHER
                                                                          COMPRE-
                                                                          HENSIVE    COMPRE-      TOTAL
                                           COMMON   CAPITAL   RETAINED    INCOME     HENSIVE  STOCKHOLDERS'
                                            STOCK   SURPLUS   EARNINGS    (LOSS)     INCOME       EQUITY
                                           -------  --------  --------  -----------  -------  -------------
BALANCE, DECEMBER 31, 1999                 $   743  $  6,683  $  (581)    $  (245)               $  6,600
  Comprehensive income:
    Net income                                                    810                $   810          810
      Net change in unrealized gains
       on available for sale securities,
       net of deferred taxes of $152                                                     295
      Less:  reclassification adjustment,
       net of income taxes of $6                                                         (11)
                                                                                     -------
      Other comprehensive income,
       net of tax                                                             284        284          284
                                                                                     -------
   Total comprehensive income                                                        $ 1,094
                                                                                     =======
   Exercise of stock options                     1        16                                           17
   Issuance of common stock                    215     2,807                                        3,022
                                           -------  --------  -------     -------                --------

BALANCE, DECEMBER 31, 2000                     959     9,506      229          39                  10,733
  Comprehensive income:
    Net income                                                  1,112                $ 1,112        1,112
    Net change in unrealized gains
      on available for sale securities,
      net of deferred taxes of $91                                                       176
       Less: reclassification adjustment,
      net of income taxes of $36                                                         (71)
                                                                                     -------
       Other comprehensive income,
          net of tax                                                          105        105          105
                                                                                     -------
  Total comprehensive income                                                         $ 1,217
                                                                                     =======
     Exercise of stock options                   1        16                                           17
                                           -------  --------  -------     -------                --------

BALANCE, DECEMBER 31, 2001                     960     9,522    1,341         144                  11,967
  Comprehensive income:
    Net income                                                  1,553                $ 1,553        1,553
    Net change in unrealized gains
      on available for sale securities,
      net of deferred taxes of $579                                                    1,123
      Less: reclassifications adjustment,
      net of income taxes of $83                                                        (161)
                                                                                     -------
     Other comprehensive income,
          net of tax                                                          962        962          962
                                                                                     -------
  Total comprehensive income                                                         $ 2,515
                                                                                     =======
    Exercise of stock options                    7        60                                           67
     Issuance of common stock                  261     4,385                                        4,646
     Effect of 3 for 2 stock split             613      (613)                                          --
                                           -------  --------  -------     -------                --------
BALANCE, DECEMBER 31, 2002                 $ 1,841  $ 13,354  $ 2,894     $ 1,106                $ 19,195
                                           =======  ========  =======     =======                ========

The accompanying notes are an integral part of these consolidated financial statements.

                           JAMES MONROE BANCORP, INC.
                                AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              For the Years Ended December 31, 2002, 2001 and 2000
                             (Dollars in thousands)

                                                                                         YEARS ENDED DECEMBER 31,
                                                                                 ------------------------------------------
                                                                                    2002            2001            2000
                                                                                 ---------       ---------       ---------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                                                     $   1,553       $   1,112       $     810
  Adjustments to reconcile net income to net cash
    provided by operating activities:
      Depreciation and amortization                                                    257             177             112
      Provision for loan losses                                                        483             450             237
      Amortization of bond premium                                                     212              46               5
      Accretion of bond discount                                                       (67)            (49)            (22)
      Realized (gain) on sales of securities available for sale                       (244)           (107)            (17)
      Deferred income tax (benefit)                                                   (109)           (125)           (159)
      (Increase) in accrued interest receivable                                       (285)            (64)           (221)
      (Increase) decrease in other assets                                             (196)            (48)             12
      Increase (decrease) in accrued interest payable and other liabilities            119             (23)            256
                                                                                 ---------       ---------       ---------
          Net cash provided by operating activities
                                                                                     1,723           1,369           1,013
                                                                                 ---------       ---------       ---------

CASH FLOWS FROM INVESTING ACTIVITIES
  Purchases of securities available for sale                                       (85,969)        (21,655)         (8,904)
  Proceeds from calls and maturities of securities available for sale               27,223          13,889             332
  Proceeds from sales of securities available for sale                               6,359           5,955           2,515
  Purchases of premises and equipment                                                 (583)           (492)            (90)
  (Increase) decrease in interest-bearing cash balances                              1,380             (25)         (2,010)
  (Increase) decrease in Federal funds sold                                        (19,357)            464          (8,396)
  Net (increase) in loans                                                          (35,031)        (36,119)        (19,001)
                                                                                 ---------       ---------       ---------
          Net cash (used in) investing activities                                 (105,978)        (37,983)        (35,554)
                                                                                 ---------       ---------       ---------

CASH FLOWS FROM FINANCING ACTIVITIES
  Net increase in demand deposits, savings deposits
    and money market accounts                                                       90,879          33,178          17,812
  Net increase in time deposits                                                      8,732           3,039          17,411
  Proceeds from issuance of common stock                                             4,713              17           3,039
  Proceeds from issuance of trust preferred capital notes                            5,000              --              --
                                                                                 ---------       ---------       ---------
          Net cash provided by financing activities                                109,324          36,234          38,262
                                                                                 ---------       ---------       ---------
          Increase (decrease) in cash and due from banks                             5,069            (380)          3,721

CASH AND DUE FROM BANKS
  Beginning                                                                          5,982           6,362           2,641
                                                                                 ---------       ---------       ---------
  Ending                                                                         $  11,051       $   5,982       $   6,362
                                                                                 =========       =========       =========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
  Interest paid on deposits and borrowed funds                                   $   3,640       $   2,945       $   2,036
                                                                                 =========       =========       =========
  Income taxes paid                                                              $     859       $     732       $     235
                                                                                 =========       =========       =========

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING ACTIVITIES,
   unrealized gain on securities available for sale                              $   1,458       $     160       $     430
                                                                                 =========       =========       =========

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           JAMES MONROE BANCORP, INC.
                                AND SUBSIDIARIES

NOTE 1.       NATURE OF BANKING ACTIVITIES AND SIGNIFICANT ACCOUNTING POLICIES

              BASIS OF PRESENTATION AND CONSOLIDATION

              The consolidated financial statements include the accounts of James Monroe Bancorp, Inc. (the "Company") and its wholly owned subsidiaries, James Monroe Bank (the "Bank") and James Monroe Statutory Trust I (the "Trust"). In consolidation, significant inter-company accounts and transactions have been eliminated.

              BUSINESS

              The Company, through its banking subsidiary, offers various loan, deposit and other financial service products to its customers, principally located throughout Northern Virginia. Additionally, the Company maintains correspondent banking relationships and transacts daily federal funds transactions on an unsecured basis, with regional correspondent banks.

              The accounting and reporting policies and practices of the Company conform with accounting principles generally accepted in the United States of America. The following is a summary of the most significant of such policies and procedures.

              USE OF ESTIMATES

              The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the valuation of deferred tax assets.

              CASH AND CASH EQUIVALENTS

              For purposes of reporting cash flows, cash and due from banks include cash on hand and amounts due from banks, including cash items in process of clearing.

              INTEREST-BEARING DEPOSITS IN BANKS

              Interest-bearing deposits in banks mature within one month and are carried at cost.

              SECURITIES AVAILABLE FOR SALE

              Securities classified as available for sale are equity securities with readily determinable fair values and those debt securities that the Company intends to hold for an indefinite period of time but not necessarily to maturity. Any decision to sell a security classified as available for sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Company's assets and liabilities, liquidity needs, regulatory capital considerations, and other similar factors. These securities are carried at fair value, with any unrealized gains or losses reported as a separate component of other comprehensive income net of the related deferred tax effect. Declines in the fair value below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. Interest income, including amortization of premiums and accretion of discounts, computed by the interest method, is included in interest income in the consolidated statements of income. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              LOANS

              The Company, through its banking subsidiary, grants mortgage, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by commercial real estate loans throughout Northern Virginia. The ability of the Company's debtors to honor their contracts is dependent upon the real estate and general economic conditions in this area.

              Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

              The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. Other personal loans are typically charged off no later than 180 days past due. In all cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful.

              All interest accrued but not collected for loans that is placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

              ALLOWANCE FOR LOAN LOSSES

              The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

              The allowance for loan losses is evaluated on a regular basis by management, and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

              A loan is considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

              Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              BANK PREMISES AND EQUIPMENT

              Premises and equipment are stated at cost less accumulated depreciation and amortization that is computed using the straight-line method over the following estimated useful lives:

                                                           YEARS
                                                           -----
              Leasehold improvements                          10
              Furniture and equipment                       3-10

              Costs incurred for maintenance and repairs are expensed currently.

              INCOME TAXES

              Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

              FAIR VALUE OF FINANCIAL INSTRUMENTS

              Statement of Financial Accounting Standards (SFAS) No. 107, Disclosures About Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented should not be considered an indication of the fair value of the Company taken as a whole.

              STOCK COMPENSATION PLANS

              At December 31, 2002, the Company had a stock-based compensation plan on which is described more fully in Note 8. The Company accounts for this plan under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of the grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

                                                                      YEAR ENDED
                                                                      DECEMBER 31,
                                                     ---------------------------------------------
                                                            2002          2001          2000
                                                          -------       -------       -------
                                                     (Dollars in thousands, except per share data)
              Net income, as reported                     $ 1,553       $ 1,112       $   810

              Deduct: Total stock-based employee
              compensation expense determined under
              fair value based method for all awards          (75)          (86)         (100)
                                                          -------       -------       -------
              Pro forma net income                        $ 1,478       $ 1,026       $   710
                                                          =======       =======       =======

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                      YEAR ENDED
                                                                      DECEMBER 31,
                                                          -----------------------------------
                                                            2002          2001          2000
                                                          -------       -------       -------
              Earnings per share:
                   Basic- as reported                        0.94          0.77          0.69
                                                          =======       =======       =======
                   Basic- pro forma                          0.90          0.71          0.61
                                                          =======       =======       =======
                   Diluted- as reported                      0.90          0.74          0.67
                                                          =======       =======       =======
                   Diluted- pro forma                        0.85          0.69          0.59
                                                          =======       =======       =======

              The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                             2002       2001       2000
                                           --------   --------   --------

              Dividend yield                   0.00%      0.00%      0.00%
              Expected life                10 years   10 years   10 years
              Expected volatility              0.50%      0.50%      0.50%
              Risk-free interest rate          5.05%      4.93%      6.41%

              EARNINGS PER SHARE

              Basic earnings per share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding stock options, and are determined using the treasury stock method.

              Earnings per common share have been computed based on the information in the following table. Shares have been restated to reflect the 3-for-2 stock split as discussed in Note 18. No options were excluded from the computation of diluted earnings per share for the years ended December 31, 2002, 2001 and 2000.

                                                                      YEARS ENDED DECEMBER 31,
                                                                   ------------------------------
                                                                    2002        2001        2000
                                                                   ------      ------      ------
                                                                       (Dollars In Thousands)
              Net income                                           $1,553      $1,112      $  810
                                                                   ======      ======      ======
              Weighted average common shares outstanding            1,644       1,440       1,169
              Effect of dilutive options                               85          53          38
                                                                   ------      ------      ------
              Weighted average common shares outstanding
                 used to calculate diluted earnings per share       1,729       1,493       1,207
                                                                   ======      ======      ======

              RECENT ACCOUNTING PRONOUNCEMENTS

              In December 2001, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position 01-6, Accounting by Certain Entities (Including Entities with Trade Receivables) That Lend to or Finance the Activities of Others, to reconcile and conform the accounting and financial reporting provisions established by various AICPA industry audit guides. This Statement is effective for annual and interim financial statements issued for fiscal years beginning after December 15, 2001, and did not have a material impact on the Corporation's consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              In April 2002, the Financial Accounting Standards Board issued SFAS No. 145, Rescission of FASB No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. The amendment to Statement 13 eliminates an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provisions of this Statement related to the rescission of Statement 4 shall be applied in fiscal years beginning after May 15, 2002. The provisions of this Statement related to Statement 13 are effective for transactions occurring after May 15, 2002, with early application encouraged.

              In June 2002, the Financial Accounting Standards Board issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. This Statement requires recognition of a liability, when incurred, for costs associated with an exit or disposal activity. The liability should be measured at fair value. The provisions of the Statement are effective for exit or disposal activities initiated after December 31, 2002.

              Effective January 1, 2002, the Company adopted Financial Accounting Standards Board SFAS No. 142, Goodwill and Other Intangible Assets. Accordingly, goodwill is no longer subject to amortization over its estimated useful life, but is subject to at least an annual assessment for impairment by applying a fair value based test. Additionally, SFAS No. 142 requires that acquired intangible assets (such as core deposit intangibles) be separately recognized if the benefit of the asset can be sold, transferred, licensed, rented, or exchanged, and amortized over their estimated useful life. Branch acquisition transactions were outside the scope of the Statement and therefore any intangible asset arising from such transactions remained subject to amortization over their estimated useful life.

              In October 2002, the Financial Accounting Standards Board issued SFAS No. 147, Acquisitions of Certain Financial Institutions. The Statement amends previous interpretive guidance on the application of the purchase method of accounting to acquisitions of financial institutions, and requires the application of SFAS No. 141, Business Combinations, and SFAS No. 142 to branch acquisitions if such transactions meet the definition of a business combination. The provisions of the Statement do not apply to transactions between two or more mutual enterprises. In addition, the Statement amends SFAS No. 144, Accounting for the Impairment of Long-Lived Assets, to include in its scope core deposit intangibles of financial institutions. Accordingly, such intangibles are subject to a recoverability test based on undiscounted cash flows, and to the impairment recognition and measurement provisions required for other long-lived assets held and used.

              The adoption of Statements 142, 145, 146 and 147 did not have a material impact on the Company's consolidated financial statements.

              The Financial Accounting Standards Board issued SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of Statement No. 123, in December 2002. The Statement amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, the Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Finally, this Statement amends APB Opinion No. 28, Interim Financial Reporting, to require disclosure about the effects of stock options in interim financial information. The amendments to SFAS No. 123 are effective for financial statements for fiscal years ending after December 15, 2002. The amendments to APB No. 28 are effective for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002. Early application is encouraged for both amendments. The Company continues to record stock options under APB Opinion No. 25, Accounting for Stock Issued to Employees, and has not adopted the alternative methods allowable under SFAS No. 148.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2.       SECURITIES AVAILABLE FOR SALE

              The amortized cost and estimated fair value of securities available for sale, with gross unrealized gains and losses follows:

                                                      GROSS          GROSS
                                       AMORTIZED    UNREALIZED     UNREALIZED        FAIR
                                         COST         GAINS          LOSSES          VALUE
                                       ---------    ----------     ----------      --------
                                                               2002
                                       ----------------------------------------------------
                                                      (Dollars in Thousands)
              U.S. Government and
                federal agency         $ 35,013      $    285       $     --       $ 35,298
              Mortgage-backed            26,606           571            (64)        27,113
              Corporate notes            12,139           884             --         13,023
              Restricted stock              629            --             --            629
                                       --------      --------       --------       --------
                                       $ 74,387      $  1,740       $    (64)      $ 76,063
                                       ========      ========       ========       ========

                                                               2001
                                       ----------------------------------------------------
              U.S. Government and
                federal agency         $  3,501      $     94       $     (2)      $  3,593
              Mortgage-backed             8,008           144             (2)         8,150
              Corporate notes             9,958           128           (144)         9,942
              Restricted stock              434            --             --            434
                                       --------      --------       --------       --------
                                       $ 21,901      $    366       $   (148)      $ 22,119
                                       ========      ========       ========       ========

              The amortized cost and fair value of securities by contractual maturity at December 31, 2002 follows:

                                                               AMORTIZED      FAIR
                                                                 COST         VALUE
                                                               ---------    --------
                                                               (Dollars in Thousands)

              Due after one year but within five years         $ 40,561     $ 41,136
              Due after five years but within ten years           9,499       10,148
              Due after ten years                                23,698       24,150
                                                               --------     --------
                                                                 73,758       75,434
              Restricted stock                                      629          629
                                                               --------    --------
                       Total available for sale securities     $ 74,387     $ 76,063
                                                               ========     ========

              Securities carried at $29,244,330 and $2,500,000 at December 31, 2002 and 2001, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

              For the years ended December 31, 2002, 2001 and 2000, proceeds from sales of securities available for sale amounted to $6,359,000, $5,955,000 and $2,515,000, respectively. Gross realized gains amounted to $244,000, $107,000 and $17,000, respectively. The tax provision applicable to these realized gains amounted to $83,000, $36,000 and $6,000, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3.       LOANS AND ALLOWANCE FOR LOAN LOSSES

              Major classifications of loans are as follows:

                                                                   DECEMBER 31,
                                                            -------------------------
                                                               2002            2001
                                                            ---------       ---------
                                                             (Dollars in Thousands)
              Construction loans                            $  12,160       $   9,408
              Commercial loans                                 27,862          23,478
              Real estate - commercial                         70,318          44,192
              Real estate - 1 to 4 family residential           2,069           3,363
              Home equity loans                                 2,390           1,554
              Consumer loans                                    6,088           4,025
              Deposit overdrafts                                  160             119
                                                            ---------       ---------
                                                              121,047          86,139
              Less allowance for loan losses                   (1,390)         (1,030)
                                                            ---------       ---------
                      Net loans                             $ 119,657       $  85,109
                                                            =========       =========

              Changes in the allowance for loan losses are as follows:

                                                                    YEARS ENDED DECEMBER 31,
                                                                2002          2001          2000
                                                              -------       -------       -------
                                                                     (Dollars in Thousands)
              Beginning balance                               $ 1,030       $   600       $   363
              Loans charged-off                                  (126)          (20)           --
              Recoveries of loans previously charged-off            3            --            --
                                                              -------       -------       -------
                   Net charge-offs                               (123)          (20)           --
                                                              -------       -------       -------
              Provision for loan losses                           483           450           237
                                                              -------       -------       -------
              Ending balance                                  $ 1,390       $ 1,030       $   600
                                                              =======       =======       =======

              The following is a summary of information pertaining to impaired loans:

                                                              DECEMBER 31,
                                                         ---------------------
                                                           2002          2001
                                                         -------       -------
                                                        (Dollars in Thousands)
              Impaired loans without a
                valuation allowance                      $    --       $    --
              Impaired loans with a valuation
                allowance                                    240            --
                                                         -------       -------
              Total impaired loans                       $   240       $    --
                                                         =======       =======
              Valuation allowance related to
                impaired loans                           $   115       $    --
                                                         =======       =======

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                         YEARS ENDED DECEMBER 31,
                                                     ------------------------------
                                                      2002        2001        2000
                                                     ------      ------      ------
                                                         (Dollars In thousands)
              Average investments in impaired
                 loans                               $  243      $   --      $   --
                                                     ======      ======      ======
              Interest income recognized on
                 impaired loans                      $   --      $   --      $   --
                                                     ======      ======      ======
              Interest income recognized on
                 a cash basis on impaired loans      $   --      $   --      $   --
                                                     ======      ======      ======

              No additional funds are committed to be advanced in connection with impaired loans.

              Nonaccrual loans excluded from impaired loan disclosure under SFAS No. 114 amounted to $56,000 at December 31, 2002, and $0 at December 31, 2001 and 2000. If interest on these loans had been accrued, such income would have approximated $9,822 for 2002 and $3,000 for 2001. There were no nonaccrual loans in 2000.

              There were no loans 90 days past due and still accruing at December 31, 2002, 2001 and 2000, respectively.

NOTE 4.       BANK PREMISES AND EQUIPMENT

              Bank premises and equipment consist of the following:

                                                        DECEMBER 31,
                                                   ----------------------
                                                      2002        2001
                                                     ------      ------
                                                   (Dollars in Thousands)

              Leasehold improvements                 $  645      $  470
              Furniture and equipment                   665         419
              Computers                                 382         207
              Software                                  262         179
              Premises and equipment in process          31         134
                                                     ------      ------
                                                      1,985       1,409
              Less accumulated depreciation             652         402
                                                     ------      ------
                                                     $1,333      $1,007
                                                     ======      ======

              Depreciation and amortization charged to operations totaled $257,000, $177,000 and $112,000 for the years ended December 31,
              2002, 2001 and 2000, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5.       DEPOSITS

              Interest-bearing deposits consist of the following:

                                                                  DECEMBER 31,
                                                             ----------------------
                                                               2002          2001
                                                             --------      --------
                                                             (Dollars in Thousands)
              NOW accounts                                   $  7,490      $  4,993
              Savings accounts                                  1,290         1,056
              Money market accounts                           100,040        43,589
              Certificates of deposit under $100,000           12,272        11,263
              Certificates of deposit $100,000 and over        24,315        17,247
              Individual retirement accounts                    1,734         1,077
                                                             --------      --------
                                                             $147,141      $ 79,225
                                                             ========      ========

              At December 31, 2002, the scheduled maturities of time deposits are as follows:

                                                       (Dollars in Thousands)

                      2003                                   $ 33,044
                      2004                                      2,646
                      2005                                      1,855
                      2006                                        102
                      2007                                        674
                                                             --------
                                                             $ 38,321

NOTE 6.       INCOME TAXES

              Significant components of the Company's net deferred tax assets (liabilities) consist of the following:

                                                                         DECEMBER 31,
                                                                    ----------------------
                                                                       2002        2001
                                                                       -----       -----
                                                                    (Dollars in Thousands)
              Deferred tax assets:
                 Provision for loan losses                             $ 405       $ 273
                 Amortization of organization and
                    start-up costs                                        12          31
                                                                       -----       -----
                                                                         417         304
                                                                       -----       -----
              Deferred tax liabilities:
                 Depreciation                                            (24)        (20)
                 Unrealized gain on securities available for sale       (570)        (74)
                                                                       -----       -----
                                                                        (594)        (94)
                                                                       -----       -----
              Deferred tax asset (liability), net                      $(177)      $ 210
                                                                       =====       =====

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              Allocation of federal income taxes between current and deferred portions for the years ended December 31, 2002, 2001 and 2000 is as follows:

                                                                DECEMBER 31,
                                                       -----------------------------
                                                        2002        2001        2000
                                                       -----       -----       -----
                                                          (Dollars in Thousands)
              Current tax provision                    $ 921       $ 714       $ 302
              Deferred tax (benefit)                    (109)       (125)       (159)
                                                       -----       -----       -----
                                                       $ 812       $ 589       $ 143
                                                       =====       =====       =====

              The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income for the years ended December 31, 2002, 2001 and 2000, due to the following:

                                                                DECEMBER 31,
                                                       -----------------------------
                                                        2002        2001        2000
                                                       -----       -----       -----
                                                          (Dollars in Thousands)
              Computed "expected" tax expense          $ 804      $ 578      $ 324
              Increase (decrease) in income taxes
                resulting from:
                  Other nondeductible expenses             8         11         11
                  Change in valuation allowance           --         --       (192)
                                                       -----      -----      -----
                                                       $ 812      $ 589      $ 143
                                                       =====      =====      =====

NOTE 7.       LEASE COMMITMENTS AND TOTAL RENTAL EXPENSE

              The Company leases its facilities under operating leases expiring at various dates through 2011. The leases provide that the Company pay as additional rent, its proportionate share of real estate taxes, insurance, and other operating expenses. The leases contain a provision for annual increases of 3%. Total rental expense for the years ended December 31, 2002, 2001 and 2000 was $398,000, $270,000 and $198,000, respectively.

              The minimum lease commitments for the next five years and thereafter are:

                                                (Dollars in Thousands)

                        2003                           $   425
                        2004                               446
                        2005                               462
                        2006                               478
                        2007                               493
                        Thereafter                       6,835
                                                       -------
                                                       $ 9,139
                                                       =======

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8.       STOCK OPTION PLANS

              EMPLOYEE STOCK OPTION PLAN

              The Company's stock option plan (Plan) for key employees is accounted for in accordance with Accounting Principles Board (APB) Opinion 25, Accounting for Stock Issued to Employees, and related interpretations. The Plan provides that 137,820 shares of the Company's common stock will be reserved for both incentive stock options and non-qualified stock options to purchase common stock of the Company. The exercise price per share for incentive stock options and non-qualified stock options shall not be less than the fair market value of a share of common stock on the date of grant, and may be exercised in increments commencing after the date of grant. One-third of the options granted become vested and exercisable in each of the three years following the grant date. Each incentive and non-qualified stock option granted under this plan shall expire not more than ten years from the date the option is granted.

              A summary of the status of the Company's employee stock option plan is presented in the table below. Information has been restated to reflect the 3-for-2 stock split as discussed in Note 18.

                                                2002                        2001                        2000
                                        --------------------        --------------------        --------------------
                                                    WEIGHTED                    WEIGHTED                    WEIGHTED
                                                    AVERAGE                     AVERAGE                     AVERAGE
                                                    EXERCISE                    EXERCISE                    EXERCISE
                                         SHARES       PRICE          SHARES       PRICE          SHARES     PRICE
                                        --------    --------        --------    --------        --------    --------
Outstanding at beginning of year          91,320    $   6.97          81,945    $   6.67          74,820    $   6.67
Granted                                   16,875       12.09           9,375        9.67           7,125        6.67
                                        --------                    --------                    --------
Outstanding at end of year               108,195        7.78          91,320        6.97          81,945        6.67
                                        ========                    ========                    ========
Options exercisable at year end           93,817    $   7.19          82,689    $   6.78          52,248    $   6.67
                                        ========                    ========                    ========
Weighted average fair value of
   Options granted during the year      $   4.75                    $   3.73                    $   3.12

              DIRECTOR STOCK OPTION PLAN

              In 1999, the Company adopted a stock option plan in which options for 100,320 shares of common stock were reserved for issuance to directors of the bank. The Company applies APB Opinion 25 and related interpretations in accounting for the stock option plan. Accordingly, no compensation has been recognized for grants under this plan. The stock option plan required that options be granted at an exercise price equal to at least 100% of the fair market value of the common stock on the date of grant. One-third of the options granted become vested and exercisable in each of the three years following the grant date and shall expire not more than ten years from the date the option is granted.

              A summary of the status of the Company's director stock option plan is presented in the table below. Information has been restated to reflect the 3-for-2 stock split as discussed in Note 18.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                2002                        2001                        2000
                                        --------------------        --------------------        --------------------
                                                    WEIGHTED                    WEIGHTED                    WEIGHTED
                                                    AVERAGE                     AVERAGE                     AVERAGE
                                                    EXERCISE                    EXERCISE                    EXERCISE
                                         SHARES       PRICE          SHARES       PRICE          SHARES     PRICE
                                        --------    --------        --------    --------        --------    --------
Outstanding at beginning of year          80,700    $   6.67          83,250    $   6.67          85,800    $   6.67
   Granted                                14,517       12.34              --          --              --          --
   Exercised                              (9,213)       7.35          (2,550)       6.67          (2,550)       6.67
                                        --------                    --------                    --------
   Outstanding at end of year             86,004        7.55          80,700        6.67          83,250        6.67
                                        ========                    ========                    ========
   Options exercisable at year end        86,004        7.55          80,700        6.67          54,650        6.67
                                        ========                    ========                    ========
  Weighted average fair value
      of options granted
      during the year                   $   4.90                    $     --                    $     --

              Information pertaining to options outstanding for both plans at December 31, 2002 is as follows:

                WEIGHTED
                AVERAGE
               REMAINING
              CONTRACTUAL               EXERCISE      NUMBER           NUMBER
                  LIFE                   PRICES     OUTSTANDING     EXERCISABLE
              -----------               --------    -----------     -----------

                5.5 Year                $  6.67        70,320          70,320
               6.5 Years                $  6.67         4,500           4,500
               6.75 Years               $  6.67        72,600          72,600
                7 Years                 $  6.67         7,125           7,125
                8 Years                 $  9.67         9,375           6,253
                9 Years                 $ 12.09        16,875           5,622
               9.5 Years                $ 12.34        13,404          13,404

NOTE 9.       401(k) PLAN

              Effective January 1, 1999, the Company adopted a Section 401(k) plan covering employees meeting certain eligibility requirements as to minimum age and years of service. Employees may make voluntary contributions to the 401(k) plan through payroll deductions on a pre-tax basis. The Company may make discretionary contributions to the 401(k) plan based on its earnings. The employer's contributions are subject to a vesting schedule requiring the completion of five years of service before these benefits become vested. A participant's 401(k) plan account, together with investment earnings thereon, is distributable following retirement, death, disability or other termination of employment under various payout options. For the years ended December 31, 2002 and 2001, expense attributable to the plan amounted to $29,000 and $19,000, respectively. For the year ended December 31, 2000 no discretionary contributions were made by the Company.

NOTE 10.      MINIMUM REGULATORY CAPITAL REQUIREMENTS

              The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's and Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

              Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2002 and 2001, that the Company and the Bank exceeded all capital adequacy requirements to which they are subject.

              As of December 31, 2002, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following tables. There are no conditions or events since the notification that management believes have changed the Bank's category. The Company's and the Bank's actual capital amounts and ratios as of December 31, 2002 and 2001 are also presented in the table.

                                                                              MINIMUM TO BE
                                                                             WELL CAPITALIZED
                                                      MINIMUM CAPITAL     UNDER PROMPT CORRECTIVE
                                      ACTUAL            REQUIREMENT          ACTION PROVISIONS
                              ------------------     ------------------     ------------------
                               AMOUNT      RATIO      AMOUNT      RATIO      AMOUNT      RATIO
                              --------     -----     --------     -----     --------     -----
                                                   (Dollars in Thousands)
As of December 31, 2002:
  Total Capital (to Risk
    Weighted Assets):
      Consolidated            $ 24,479     16.4%     $ 11,964      8.0%          N/A      N/A
      Bank                    $ 17,754     12.0%     $ 11,843      8.0%     $ 14,804     10.0%
  Tier 1 Capital (to Risk
    Weighted Assets):
      Consolidated            $ 23,089     15.4%     $  5,982      4.0%          N/A      N/A
      Bank                    $ 16,364     11.1%     $  5,922      4.0%     $  8,882      6.0%
  Tier 1 Capital (to
    Average Assets):
      Consolidated            $ 23,089     10.5%     $  8,772      4.0%          N/A      N/A
      Bank                    $ 16,364      7.7%     $  8,499      4.0%     $ 10,623      5.0%

As of December 31, 2001:
  Total Capital (to Risk
    Weighted Assets):
      Consolidated            $ 12,853     13.0%     $  7,919      8.0%          N/A      N/A
      Bank                    $ 10,803     11.0%     $  7,885      8.0%     $  9,856     10.0%
  Tier 1 Capital (to Risk
    Weighted Assets):
      Consolidated            $ 11,823     11.9%     $  3,959      4.0%          N/A      N/A
      Bank                    $  9,773      9.9%     $  3,943      4.0%     $  5,914      6.0%
  Tier 1 Capital (to
    Average Assets):
      Consolidated            $ 11,823      9.5%     $  3,724      4.0%          N/A      N/A
      Bank                    $  9,773      8.0%     $  3,662      4.0%     $  3,662      5.0%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              RESTRICTION ON DIVIDENDS

              Prior approval of the Bank's regulatory agencies is required to pay dividends which exceed the Bank's net profits for the current year, plus its retained net profits for the preceding two years. At December 31, 2002, the Bank could pay $2,938,000 in dividends without prior regulatory approval. The Bank did not pay any cash dividends during the years ended December 31, 2002, 2001 or 2000.

NOTE 11.      OFF-BALANCE SHEET ACTIVITIES

              CREDIT-RELATED FINANCIAL INSTRUMENTS. The Company is a party to credit related financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit and commercial letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in consolidated balance sheets.

              The Company's exposure to credit loss is represented by the contractual amount of these commitments. The Company follows the same credit policies in making commitments as it does for on-balance sheet instruments. At December 31, 2002 and 2001, the following financial instruments were outstanding whose contract amounts represent credit risk:

                                                           2002           2001
                                                         --------       -------
                                                         (Dollars in Thousands)

                      Commitments to extend credit       $ 24,864       $ 18,241
                      Stand-by letters-of-credit         $    420       $    440

              Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for equity lines of credit may expire without being drawn upon. Therefore, the total commitments amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if it is deemed necessary by the Company, is based on management's credit evaluation of the customer.

              Unfunded commitments under commercial lines-of-credit, revolving credit lines and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines-of-credit are uncollateralized and usually do not contain a specified maturity date and may not be drawn upon to the total extent to which the Company is committed.

              Commercial and standby letters-of-credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those letters-of-credit are primarily issued to support public and private borrowing arrangements. Essentially all letters-of-credit issued have expiration dates within one year. The credit risk involved in issuing letters-of-credit is essentially the same as that involved in extending loan facilities to customers. The Company generally holds collateral supporting those commitments if deemed necessary.

              The Company maintains a portion of its cash balances with several financial institutions. Accounts at each institution are secured by the Federal Deposit Insurance Corporation up to $100,000. Unsecured balances were approximately $2,528,000 at December 31, 2002.

NOTE 12.      TRANSACTIONS WITH DIRECTORS AND OFFICERS

              The Company has had, and may be expected to have in the future, banking transactions in the ordinary course of business with directors and principal officers, their immediate families and affiliated companies in which they are principal stockholders (commonly referred to as related parties). In the opinion of management, such loans are made on the same terms, including interest rates and collateral, as those

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              prevailing at the time for comparable transactions with others. They do not involve more than normal credit risk or present other unfavorable features.

              Aggregate loan balances with related parties totaled $1,252,000 and $1,481,000 at December 31, 2002 and 2001, respectively. During the year ended December 31, 2002, total principal additions were $433,000 and total principal payments were $662,000.

NOTE 13.      FAIR VALUE OF FINANCIAL INSTRUMENTS AND INTEREST RATE RISK

              The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

              CASH AND CASH EQUIVALENTS - For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

              INTEREST-BEARING DEPOSITS IN BANKS - The carrying amounts of interest-bearing deposits maturing within ninety days approximate their fair value.

              AVAILABLE FOR SALE SECURITIES - Fair values are based on quoted market prices. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

              LOANS RECEIVABLE - Fair value for performing loans is calculated by discounting estimated cash flows using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

              Fair value for non-performing loans is based on the lesser of estimated cash flows which are discounted using a rate commensurate with the risk associated with the estimated cash flows, or values of underlying collateral.

              DEPOSIT LIABILITIES - The fair value of demand deposits, savings accounts and certain money market deposits is the amount payable on demand at the reporting date. The fair value of certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

              LONG-TERM BORROWINGS - The fair values of the Company's long-term borrowings are estimated using discounted cash flow analysis based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

              ACCRUED INTEREST - The carrying amounts of accrued interest approximate fair value.

              OFF BALANCE SHEET INSTRUMENTS - Fair values for off-balance sheet credit-related instruments are based on fees currently charged to enter similar arrangements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of standby letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date. At December 31, 2002 and 2001, the carrying amounts of loan commitments and standby letters of credit approximated fair values.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              The estimated fair values of the Company's financial instruments at December 31, 2002 and 2001 are as follows:

                                                          DECEMBER 31, 2002            DECEMBER 31, 2001
                                                        ----------------------      ----------------------
                                                        CARRYING        FAIR        CARRYING       FAIR
                                                         AMOUNT         VALUE        AMOUNT        VALUE
                                                        --------      --------      --------      -------
              FINANCIAL ASSETS:
                Cash and due from banks                 $ 11,051      $ 11,051      $  5,982      $  5,982
                Interest-bearing deposits in banks           655           655         2,035         2,035
                Federal funds sold                        28,826        28,826         9,469         9,469
                Securities available for sale             76,063        76,063        22,119        22,119
                Loans                                    121,047       119,440        85,109        85,349
                Accrued interest                             916           916           631           631

              FINANCIAL LIABILITIES:
                Deposits                                $213,870      $214,223      $114,259      $114,646
                Long-term borrowings                       5,000         4,997            --            --
                Accrued interest                             206           206           237           237

              The Company assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, the fair values of the Company's financial instruments will change when interest rate levels change and that change may be either favorable or unfavorable to the Company. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment and more likely to prepay in a falling rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities and attempts to minimize interest rate risk by adjusting terms of new loans and deposits and by investing in securities with terms that mitigate the Company's overall interest rate risk.

NOTE 14.      COMMITMENTS AND CONTINGENT LIABILITIES

              The Bank has unsecured lines of credit with correspondent banks totaling $12,098,000 available for overnight borrowing. There were no amounts drawn on these lines at December 31, 2002 or 2001.

              As a member of the Federal Reserve System, the Bank is required to maintain certain average reserve balances. For the final reporting period in the year ended December 31, 2002, the aggregate amount of daily average balances was approximately $2,316,000.

NOTE 15.      OTHER NONINTEREST INCOME AND EXPENSES

              The principal components of other noninterest income in the consolidated statements of income are:


                                              2002      2001      2000
                                              ----      ----      ----
                                               (Dollars in Thousands)

              Cash management fee income      $130      $113      $ 48
              Other fee income                 123        71        47
                                              ----      ----      ----
                                              $253      $184      $ 95
                                              ====      ====      ====

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              The principal components of other operating expenses in the consolidated statements of income are:

                                                     2002        2001        2000
                                                    ------      ------      ------
                                                        (Dollars in Thousands)
              Data processing costs                 $  360      $  269      $  251
              Advertising and public relations         123          84          56
              Professional fees                        168         181          76
              Courier and express services             105          73          52
              Meals and entertainment                   44          38          40
              Supplies                                  75          54          35
              Postage                                   43          35          27
              State franchise tax                      155         107          94
              Other                                    252         128          99
                                                    ------      ------      ------
                                                    $1,325      $  969      $  730
                                                    ======      ======      ======

NOTE 16.      CONDENSED FINANCIAL STATEMENTS OF PARENT COMPANY

              Financial information pertaining only to James Monroe Bancorp, Inc. is as follows:

                                              CONDENSED BALANCE SHEETS
                                             December 31, 2002 and 2001

                                                                  2002        2001
                                                                -------      -------
                                                               (Dollars in Thousands)
                   ASSETS
              Interest-bearing deposits in banks                $   655      $ 2,035
              Securities available for sale, at fair value        6,113           --
              Investment in subsidiary bank                      17,310        9,916
              Other assets                                          200           16
                                                                -------      -------
                                                                $24,278      $11,967
                                                                =======      =======

                 LIABILITIES AND STOCKHOLDERS' EQUITY
              Other liabilities                                 $    83           --
              Trust preferred capital notes                       5,000           --
              Stockholders' equity                               19,195       11,967
                                                                -------      -------
                                                                $24,278      $11,967
                                                                =======      =======

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           CONDENSED INCOME STATEMENTS
              For the Years Ended December 31, 2002, 2001 and 2000

                                                                      2002          2001          2000
                                                                     -------       -------      -------
                                                                           (Dollars in Thousands)
                                                                                                    $
              Interest income                                        $   229       $    62           26
              Interest expense                                           218            --           --
              Operating expense                                           69            49           --
                                                                     -------       -------      -------
              Income (loss) before income tax expense
              (benefit) and equity in undistributed income
              of subsidiary bank                                         (58)           13           26
              Income tax expense (benefit)                               (20)            6           (7)
              Equity in undistributed income of subsidiary bank        1,591         1,105          777
                                                                     -------       -------      -------
                        Net income                                   $ 1,553       $ 1,112      $   810
                                                                     =======       =======      =======

                        Condensed Statements of Cash Flow
              For the Years Ended December 31, 2002, 2001 and 2000

                                                                             2002           2001          2000
                                                                            -------       -------       -------
                                                                                   (Dollars in Thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income                                                               $ 1,553       $ 1,112       $   810
   Adjustments to reconcile net income to
      net cash provided by (used in) operating activities:
        Equity in undistributed income of subsidiary bank                    (1,591)       (1,105)         (777)
         (Increase) decrease in other assets                                   (184)            5           (20)
         Increase (decrease) in other liabilities                                 1            (4)          (42)
                                                                            -------       -------       -------
                Net cash provided by (used in) operating activities            (221)            8           (29)
                                                                            -------       -------       -------

CASH FLOWS FROM INVESTING ACTIVITIES
   Purchases of securities available for sale                                (7,121)           --            --
   Proceeds from calls and maturities of securities available for sale        1,249            --            --
   Investment in subsidiary bank                                             (5,000)           --        (1,000)
   (Increase) decrease in interest-bearing deposits in banks                  1,380           (25)       (2,010)
                                                                            -------       -------       -------
             Net cash (used in) investing activities                         (9,492)          (25)       (3,010)
                                                                            -------       -------       -------

CASH FLOWS FROM FINANCING ACTIVITIES
   Proceeds from issuance of common stock                                     4,713            17         3,039
    Proceeds from issuance of trust preferred capital notes                   5,000            --            --
                                                                            -------       -------       -------
             Net cash provided by financing activities                        9,713            17         3,039

             Increase in cash and cash equivalents                               --            --            --

CASH AND CASH EQUIVALENTS, beginning of year                                     --            --            --
                                                                            -------       -------       -------
CASH AND CASH EQUIVALENTS, end of year                                      $    --       $    --       $    --
                                                                            =======       =======       =======

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17.      TRUST PREFERRED CAPITAL SECURITIES

              On March 25, 2002, James Monroe Statutory Trust I, a subsidiary of the Company, was formed for the purpose of issuing redeemable trust preferred securities and purchasing the Company's junior subordinated debentures, which are its sole assets. The Company owns all of the Trust's outstanding common securities. On March 26, 2002, $5 million of the trust preferred securities were issued in a pooled underwriting totaling approximately $500 million. The securities have a LIBOR-indexed floating rate of interest which is set and payable on a quarterly basis. During 2002, the interest rates ranged from 5.79% to 5.00%. The rate for the quarterly period beginning December 26, 2002, was 5.00%. The securities have a maturity date of March 25, 2032, and are subject to varying call provisions beginning March 26, 2007.

              The Securities may be included in Tier 1 capital for regulatory capital adequacy determination purposes up to 25% of Tier 1 capital. The portion of the Securities not considered as Tier 1 capital will be included in Tier 2 capital. At December 31, 2002, all of the trust preferred securities qualified as Tier 1 capital.

              The Company and the Trust believe that, taken together, the Company's obligations under the junior subordinated debentures, the Indenture, the Trust declaration and the Guarantee entered into in connection with the issuance of the trust preferred securities constitute a full and unconditional guarantee by the Company of the Trust's obligations with respect to the trust preferred securities.

              Subject to certain exceptions and limitations, the Company may elect from time to time to defer interest payments on the junior subordinated debt securities, which would result in a deferral of distribution payments on the related trust preferred securities.

NOTE 18.      COMMON STOCK SPLIT

              On July 25, 2002, the Company issued 613,195 additional shares necessary to effect a 3-for-2 common stock split to shareholders of record July 11, 2002. The earnings per common share for all periods prior to July 2002 have been restated to reflect the stock split.

                   UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                                  JUNE 30, 2003

                           JAMES MONROE BANCORP, INC.
                                AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                       ($ in thousands, except share data)

                                                                         (Unaudited)    (Audited)    (Unaudited)
                                                                           JUNE 30,    DECEMBER 31,    JUNE 30,
                                                                             2003          2002          2002
                                                                         -----------   ------------  -----------
          ASSETS

Cash and due from banks                                                    $ 22,182      $ 11,051      $ 12,703
Interest-bearing deposits in banks                                              547           655         2,910
Federal funds sold                                                           42,424        28,826        21,080
Securities available-for-sale at fair value                                  81,580        76,063        46,505
Mortgage loans held-for-sale                                                  3,484            --            --
Loans, net of allowance for loan losses of $1,669 at June 30, 2003,
     $1,390 at December 31, 2002, and $1,283 at June 30, 2002               144,018       119,657       104,087
Bank premises and equipment, net                                              1,416         1,333         1,346
Accrued interest receivable                                                   1,084           916           803
Other assets                                                                    319           292           401
                                                                           --------      --------      --------
                                                                           $297,054      $238,793      $189,835
                                                                           ========      ========      ========

      LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES
  Deposits:
    Noninterest-bearing deposits                                           $106,861      $ 66,729      $ 44,520
    Interest-bearing deposits                                               164,238       147,141       122,371
                                                                           --------      --------      --------
          Total deposits                                                    271,099       213,870       166,891

Trust preferred capital notes                                                 5,000         5,000         5,000
Accrued interest payable and other liabilities                                  741           728           478
                                                                           --------      --------      --------
          Total liabilities                                                 276,840       219,598       172,369
                                                                           --------      --------      --------

STOCKHOLDERS' EQUITY
  Common stock, $1 par value; authorized 5,000,000 shares; issued and outstanding 2,303,275 at June 30, 2003, 1,840,677
    at December 31, 2002, and 1,839,585 at June 30, 2002                      2,303         1,841         1,840
  Capital surplus                                                            12,946        13,354        13,342
  Retained earnings                                                           3,963         2,894         1,851
  Accumulated other comprehensive income                                      1,002         1,106           433
                                                                           --------      --------      --------
          Total stockholders' equity                                         20,214        19,195        17,466
                                                                           --------      --------      --------
                                                                           $297,054      $238,793      $189,835
                                                                           ========      ========      ========

See notes to interim consolidated financial statements.

                           JAMES MONROE BANCORP, INC.
                                AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF INCOME
                     ($ in thousands, except per share data)


                                                                      (Unaudited)            (Unaudited)
                                                                   THREE MONTHS ENDED      SIX MONTHS ENDED
                                                                  -------------------     -------------------
                                                                  JUNE 30     JUNE 30     JUNE 30     JUNE 30
                                                                    2003        2002        2003        2002
                                                                  -------     -------      ------     -------
INTEREST INCOME:
  Loans, including fees                                            $2,383      $1,885      $4,573      $3,590
  Mortgage loans held for sale                                         25          --          25          --
  Securities, taxable                                                 692         428       1,390         720
  Federal funds sold                                                   62          83          99         116
  Other interest income                                                --           7           1           9
                                                                   ------      ------      ------      ------
          Total interest income
                                                                    3,162       2,403       6,088       4,435

INTEREST EXPENSE:
   Deposits                                                           838         863       1,650       1,524
   Borrowed funds                                                      63          74         127          77
                                                                   ------      ------      ------      ------
             Total interest expense                                   901         937       1,777       1,601
                                                                   ------      ------      ------      ------
          Net interest income
                                                                    2,261       1,466       4,311       2,834

PROVISION FOR LOAN LOSSES                                             171          70         349         251
                                                                   ------      ------      ------      ------
          Net interest income after provision for loan losses       2,090       1,396       3,962       2,583

NONINTEREST INCOME:
  Service charges and fees                                             80          60         155         134
  Other                                                                74          63         133         118
  Gain on sale of securities                                           41          --          56          16
  Gain on sale of mortgages held-for-sale                              85          --          85          --
                                                                   ------      ------      ------      ------
          Total noninterest income
                                                                      280         123         429         268

NONINTEREST EXPENSES:
  Salaries and wages                                                  642         481       1,228         918
  Employee benefits                                                   105          82         209         158
  Occupancy expenses                                                  148         130         303         256
  Equipment expenses                                                  104          70         200         127
  Other operating expenses                                            449         303         848         613
                                                                   ------      ------      ------      ------
          Total noninterest expense                                 1,448       1,066       2,788       2,072
                                                                   ------      ------      ------      ------
          Income before income taxes
                                                                      922         453       1,603         779

PROVISION FOR INCOME TAXES                                            312         157         529         269
                                                                   ------      ------      ------      ------
          Net income                                               $  610      $  296      $1,074      $  510
                                                                   ======      ======      ======      ======
EARNINGS PER SHARE-BASIC                                           $ 0.26      $ 0.16      $ 0.47      $ 0.28
                                                                   ======      ======      ======      ======
EARNINGS PER SHARE-DILUTED                                         $ 0.25      $ 0.15      $ 0.44      $ 0.27
                                                                   ======      ======      ======      ======

See notes to interim consolidated financial statements.

                           JAMES MONROE BANCORP, INC.
                                AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                 For the Six Months Ended June 30, 2003 and 2002
                                ($ in thousands)

                                   (Unaudited)

                                                                       ACCUMULATED
                                                                         OTHER
                                                                         COMPRE-     COMPRE-      TOTAL
                                          COMMON   CAPITAL   RETAINED    HENSIVE     HENSIVE   STOCKHOLDERS'
                                          STOCK    SURPLUS   EARNINGS     INCOME     INCOME      EQUITY
                                          -------  --------  --------  ------------  --------  -------------
BALANCE, JANUARY 1, 2002                  $   960  $  9,522  $  1,341    $    144                $ 11,967
  Comprehensive income:
    Net income                                                    510                $    510         510
    Net change in unrealized gains
      On available for sale securities,
      net of deferred taxes of $149                                           289         289         289
                                                                                     --------
  Total comprehensive income                                                         $    799
                                                                                     ========
  Exercise of stock options                     6        48                                            54
  Proceeds from sale of common stock          261     4,385                                         4,646
   Effect of 3 for 2 stock split              613      (613)                                           --
                                          -------  --------  --------    --------                --------
BALANCE, JUNE 30, 2002                    $ 1,840  $ 13,342  $  1,851    $    433                $ 17,466
                                          =======  ========  ========    ========                ========

                                                                       ACCUMULATED
                                                                         OTHER
                                                                         COMPRE-     COMPRE-      TOTAL
                                          COMMON   CAPITAL   RETAINED    HENSIVE     HENSIVE   STOCKHOLDERS'
                                          STOCK    SURPLUS   EARNINGS    INCOME      INCOME       EQUITY
                                          -------  --------  --------  ------------  --------  -------------
BALANCE, JANUARY 1, 2003                  $ 1,841  $ 13,354  $  2,894    $  1,106                $ 19,195
  Comprehensive income:
    Net income                                                  1,074                $  1,074       1,074
    Net change in unrealized gains
      on available for sale securities,
      net of deferred taxes of $54                                           (104)       (104)       (104)
                                                                                     --------
  Total comprehensive income                                                         $    970
                                                                                     ========
  Proceeds from sale of common stock            2        52                                            54
    Effect of 5-for-4 stock split             460      (460)                                           --
   Cash paid in lieu of fractional shares                          (5)                                 (5)
                                          -------  --------  --------    --------                --------
BALANCE, JUNE 30, 2003                    $ 2,303  $ 12,946  $  3,963    $  1,002                $ 20,214
                                          =======  ========  ========    ========                ========

See notes to interim consolidated financial statements.

                           JAMES MONROE BANCORP, INC.
                                AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                ($ in thousands)

                                                                                        (Unaudited)
                                                                                  SIX MONTHS ENDED JUNE 30,
                                                                                  -------------------------
                                                                                     2003           2002
                                                                                   --------       --------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                                                       $  1,074       $    510
  Adjustments to reconcile net income to net cash provided by (used in)
    operating activities:
      Depreciation and amortization                                                     151            112
      Provision for loan losses                                                         349            251
      Gain on sale of securities                                                        (56)           (16)
      Gain on sale of mortgage loans held-for-sale                                      (85)            --
      Origination of mortgage loans held-for-sale                                   (17,039)            --
      Proceeds from sale of mortgages held-for sale                                  13,640             --
      (Increase) in accrued interest receivable                                        (168)          (172)
      Amortization of bond premium                                                      234             46
      Accretion of bond discount                                                        (40)           (19)
      Decrease in other assets                                                           27             49
      Increase in accrued interest and other liabilities                                 13             46
                                                                                   --------       --------
          Net cash provided by operating activities                                $ (1,900)      $    807
                                                                                   --------       --------

CASH FLOWS FROM INVESTING ACTIVITIES
  Purchases of securities available for sale                                       $(59,932)      $(31,610)
  Proceeds from calls and maturities of securities available for sale                12,391          7,359
  Proceeds from sales of securities available for sale                               41,728             --
  Purchases of premises and equipment                                                  (234)          (451)
  (Increase) in Federal funds sold and interest-bearing deposits                    (13,490)       (12,486)
  Net (increase) in loans                                                           (24,710)       (19,231)
                                                                                   --------       --------
          Net cash (used in) investing activities                                  $(44,247)      $(56,419)
                                                                                   --------       --------

CASH FLOWS FROM FINANCING ACTIVITIES
  Net increase in demand deposits, savings deposits and money market accounts      $ 55,414       $ 32,345
  Net increase in time deposits                                                       1,815         20,288
  Issuance of common stock                                                               54          4,700
  Issuance of trust preferred capital notes                                              --          5,000
  Cash paid in lieu of fractional shares                                                 (5)            --
                                                                                   --------       --------
          Net cash provided by financing activities                                $ 57,278       $ 62,333
                                                                                   --------       --------
          Increase in cash and due from banks                                      $ 11,131       $  6,721

CASH AND DUE FROM BANKS
  Beginning                                                                          11,051          5,982
                                                                                   --------       --------
  Ending                                                                           $ 22,182       $ 12,703
                                                                                   ========       ========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION,
   Interest paid                                                                   $  1,816       $  1,328
                                                                                   ========       ========
     Income taxes paid                                                             $    443       $    346
                                                                                   ========       ========

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING ACTIVITIES,
   Unrealized gain (loss) on securities available for sale                         $   (158)      $    438
                                                                                   ========       ========

See notes to interim consolidated financial statements.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                   JAMES MONROE BANCORP, INC. AND SUBSIDIARIES
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)

NOTE 1--
ORGANIZATION. James Monroe Bancorp, Inc. was incorporated under the laws of the Commonwealth of Virginia on April 9, 1999 to be the holding company for James Monroe Bank. James Monroe Bancorp acquired all of the shares of James Monroe Bank on July 1, 1999 in a mandatory share exchange under which each outstanding share of common stock of James Monroe Bank was exchanged for one share of James Monroe Bancorp common stock. James Monroe Bank, a Virginia chartered commercial bank, which is a member of the Federal Reserve System, is James Monroe Bancorp's sole operating subsidiary. James Monroe Bank commenced banking operations on June 8, 1998. As of June 30, 2003 the Company operated the main office in Arlington, Virginia, one branch in Annandale, Virginia, one branch and a drive-up facility in Leesburg, Virginia, and one branch in Fairfax City, Virginia.

BASIS OF PRESENTATION. In the opinion of management, the accompanying unaudited consolidated financial statements of James Monroe Bancorp, Inc. and Subsidiaries (the Company) have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Form 10-QSB. Accordingly, they do not include all the information and footnotes required for complete financial statements. In the opinion of management, all adjustments and reclassifications necessary for a fair presentation have been included. Operating results for the three and six-month periods ended June 30, 2003 are not necessarily indicative of the results that may be expected for the year ended December 31, 2003, or any other period. The unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and footnotes for the year ended December 31, 2002.

STOCK COMPENSATION PLANS. At June 30, 2003, the Company had a stock-based compensation plan. The Company accounts for this plan under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of the grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

                                            THREE-MONTHS ENDED JUNE 30,             SIX-MONTHS ENDED JUNE 30,
                                            ---------------------------             -------------------------
                                             2003                 2002                2003             2002
                                            -------             -------             -------           -------
Net income, as reported                     $   610             $   296             $ 1,074           $   510
Deduct: Total stock-based employee
compensation expense determined under
fair value based method for all awards           (9)                (19)                (18)              (37)
                                            -------             -------             -------           -------
Pro forma net income                        $   601             $   277             $ 1,056           $   473
                                            =======             =======             =======           =======

EARNINGS PER SHARE:
     Basic- as reported                        0.26                0.16                0.47              0.28
                                            =======             =======             =======           =======
     Basic- pro forma                          0.26                0.15                0.46              0.26
                                            =======             =======             =======           =======
     Diluted- as reported                      0.25                0.15                0.44              0.27
                                            =======             =======             =======           =======
     Diluted- pro forma                        0.24                0.14                0.43              0.25
                                            =======             =======             =======           =======

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                          2002
                                                       --------
              Dividend yield                               0.00%
              Expected life                            10 years
              Expected volatility                          0.50%
              Risk-free interest rate                     5.05%

No options have been granted in 2003.

NOTE 2--
EARNINGS PER SHARE. The following table discloses the calculation of basic and diluted earnings per share for the three months and six-months ended June 30, 2003 and 2002. The amounts for all periods presented have been restated to reflect a 5-for4 stock split in the form of a 25% stock dividend for shareholders of record on April 25, 2003, and paid May 16, 2003.

                                                      THREE-MONTHS ENDED               SIX-MONTHS ENDED
                                                            JUNE 30                        JUNE 30
                                                  --------------------------      -------------------------
                                                     2003            2002            2003            2002
                                                  ----------      ----------      ----------      ----------
Net Income                                        $      610      $      296      $    1,074      $      510
Weighted average shares outstanding--basic         2,301,946       1,815,808       2,301,295       1,809,536
Common share equivalents for stock options           175,301         105,063         163,140          98,004
                                                  ----------      ----------      ----------      ----------
Weighted average shares outstanding--diluted       2,477,247       1,920,871       2,464,435       1,907,540
                                                  ==========      ==========      ==========      ==========
Earnings per share-basic                          $     0.26      $     0.16      $     0.47      $     0.28
                                                  ==========      ==========      ==========      ==========
Earnings per share-diluted                        $     0.25      $     0.15      $     0.44      $     0.27
                                                  ==========      ==========      ==========      ==========

NOTE 3--
SECURITIES AVAILABLE-FOR-SALE. Securities available-for-sale are reported at fair value with unrealized gains and losses (net of income taxes) recorded in stockholders' equity as a component of "accumulated other comprehensive income." Actual gains and losses on the sales of these securities, if any, are computed using the specific identification method and included in "gain on sale of securities" on the income statement. The amortized cost and carrying value (estimated market value) of securities available-for-sale at June 30, 2003, December 31, 2002, and June 30, 2002, are summarized in the tables that follow. The Company classifies all securities as available-for-sale.

                                                            JUNE 30, 2003
                                        ----------------------------------------------------
                                                       GROSS          GROSS        ESTIMATED
                                        AMORTIZED    UNREALIZED     UNREALIZED       MARKET
($ IN THOUSANDS)                          COST         GAINS          LOSSES         VALUE
                                        ---------    ----------    -----------     ---------
U.S. Government and federal agency      $ 47,550      $    392       $    (20)      $ 47,922
Mortgage-backed securities                19,045           411             (6)        19,450
Corporate notes                           12,626           757            (16)        13,367
Restricted stock                             841            --             --            841
                                        --------      --------       --------       --------
                                        $ 80,062      $  1,560       $    (42)      $ 81,580
                                        ========      ========       ========       ========

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                                                        DECEMBER 31, 2002
                                        ----------------------------------------------------
                                                       GROSS          GROSS        ESTIMATED
                                        AMORTIZED    UNREALIZED     UNREALIZED       MARKET
($ in thousands)                          COST         GAINS          LOSSES         VALUE
                                        --------     ----------     ----------     ---------
U.S. Government and federal agency      $ 35,013      $    285       $     --       $ 35,298
Mortgage-backed securities                26,606           571            (64)        27,113
Corporate notes                           12,139           884             --         13,023
Restricted stock                             629            --             --            629
                                        --------      --------       --------       --------
                                        $ 74,387      $  1,740       $    (64)      $ 76,063
                                        ========      ========       ========       ========

                                                           JUNE 30, 2002
                                        ----------------------------------------------------
                                                       GROSS          GROSS        ESTIMATED
                                        AMORTIZED    UNREALIZED     UNREALIZED       MARKET
($ in thousands)                          COST         GAINS          LOSSES         VALUE
                                        ---------   -----------     ----------     ---------
U.S. Government and federal agency      $ 14,096      $    119       $     (6)      $ 14,209
Mortgage-backed securities                24,091           333             (1)        24,423
Corporate notes                            7,153           212             (1)         7,364
Restricted stock                             509            --             --            509
                                        --------      --------       --------       --------
                                        $ 45,849      $    664       $     (8)      $ 46,505
                                        ========      ========       ========       ========

NOTE 4--
LOANS. Major classifications of loans at June 30, 2003, December 31, 2002 and June 30, 2002 are summarized in the following table.

                                         JUNE 30,      DECEMBER 31,      JUNE 30,
($ in thousands)                           2003            2002           2002
                                        ---------      ------------     ---------
Construction loans                      $  17,342       $  12,160       $   8,535
Commercial loans                           23,430          27,862          24,005
Real estate-Commercial                     93,952          70,318          62,187
Real estate-1-4 family residential          1,251           2,069           2,741
Home equity loans                           2,935           2,390           1,718
Consumer loans                              6,709           6,088           5,991
Deposit overdrafts                             68             160             193
                                        ---------       ---------       ---------
                                          145,687         121,047         105,370

Less allowance for loan losses             (1,669)         (1,390)         (1,283)
                                        ---------       ---------       ---------
Net Loans                               $ 144,018       $ 119,657       $ 104,087
                                        =========       =========       =========

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Changes in the allowance for loan losses are summarized as follows:

($ in thousands)                                               FOR THE YEAR
                                                SIX-MONTHS        ENDED        SIX-MONTHS
                                              ENDED JUNE 30,   DECEMBER 31,   ENDED JUNE 30,
                                                   2003            2002           2002
                                              --------------   ------------   --------------
Balance at beginning of year                     $  1,390        $  1,030        $  1,030
Charge-offs:
     Commercial                                       (34)           (122)             --
     Consumer                                         (36)             (4)             --
                                                 --------        --------        --------
           Total charge-offs                          (70)           (126)             --
Recoveries:
     Consumer                                          --               3               2
                                                 --------        --------        --------
     Net charge-offs                                  (70)           (123)              2
Provision for loan losses                             349             483             251
                                                 --------        --------        --------
Balance at end of period                         $  1,669        $  1,390        $  1,283
                                                 ========        ========        ========

The following table presents the amounts of nonperforming assets at the dates indicated.

                                                 JUNE 30,      DECEMBER 31,      JUNE 30,
($ in thousands)                                   2003            2002            2002
                                                 --------      ------------     ---------
Nonaccrual loans excluded from impaired loans:
    Commercial                                   $    188        $     22        $    250
    Consumer                                           --              34              --
Accruing loans past due 90-days or more:
    Commercial                                         --              --               5
Impaired loans:
    Commercial                                        228             240              --
                                                 --------        --------        --------
     Total nonperforming assets                  $    416        $    296        $    255
                                                 ========        ========        ========


Note 5--
Deposits. Interest-bearing deposits consist of the following:

                                                 JUNE 30,      DECEMBER 31,      JUNE 30,
                                                 ----------------------------------------
($ in thousands)                                   2003            2002           2002
                                                 --------        --------        --------
NOW accounts                                     $ 11,716        $  7,490        $  5,787
Savings accounts                                    1,809           1,290           1,273
Money market accounts                             110,577         100,040          65,435
Certificates of deposit under $100,000             13,291          12,272          18,365
Certificates of deposit $100,000 and over          25,130          24,315          29,552
Individual retirement accounts                      1,715           1,734           1,959
                                                 --------        --------        --------
                                                 $164,238        $147,141        $122,371
                                                 ========        ========        ========

Note 6--
Trust Preferred Capital Securities. On March 25, 2002, James Monroe Statutory Trust I, a subsidiary of the Company, was formed for the purpose of issuing redeemable trust preferred securities and purchasing the

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Company's junior subordinated debentures, which are its sole assets. The Company owns all of the Trust's outstanding common securities. On March 26, 2002, $5 million of the trust preferred securities were issued in a pooled underwriting totaling approximately $500 million. The securities have a LIBOR-indexed floating rate of interest which is set and payable on a quarterly basis. During 2002, the interest rates ranged from 5.79% to 5.00%. The rate for the quarterly period beginning June 26, 2003, was 4.61%. The securities have a maturity date of March 25, 2032, and are subject to varying call provisions beginning March 26, 2007.

The Securities may be included in Tier 1 capital for regulatory capital adequacy determination purposes up to 25% of Tier 1 capital. The portion of the Securities not considered as Tier 1 capital will be included in Tier 2 capital. At June 30, 2003, all of the trust preferred securities qualified as Tier 1 capital.

The Company and the Trust believe that, taken together, the Company's obligations under the junior subordinated debentures, the Indenture, the Trust declaration and the Guarantee entered into in connection with the issuance of the trust preferred securities constitute a full and unconditional guarantee by the Company of the Trust's obligations with respect to the trust preferred securities.

Subject to certain exceptions and limitations, the Company may elect from time to time to defer interest payments on the junior subordinated debt securities, which would result in a deferral of distribution payments on the related trust preferred securities.

NOTE 7--
COMMON STOCK SPLIT. The Company authorized a 5-for-4 stock split in the form of a 25% stock dividend for shareholders of record of record on April 25, 2003, payable May 16, 2003. The earnings per common share for all periods presented have been restated to reflect the stock split as has the Stockholders' Equity section of the balance sheet as of March 31, 2003.

NOTE 8--
SUBSEQUENT EVENT. On July 16, 2003, James Monroe Statutory Trust II, a newly formed subsidiary of the Company, was formed for the purpose of issuing redeemable trust preferred securities and purchasing the Company's junior subordinated debentures, due 2033, which are its sole assets. The Company owns all of the Trust's outstanding common securities. On July 31, 2003, $4 million of the Trust's preferred securities were issued in a private placement transaction. The securities bear interest at a rate equal to three-month Libor plus 310 basis points, initially 4.21%, subject to a cap of 12% prior to July 31, 2003. The securities have a maturity date of July 31, 2033, and are subject to optional call provisions beginning July 31, 2008.

NOTE 9-
RECENT ACCOUNTING PRONOUNCEMENTS

In April 2003, the Financial Accounting Standards Board issued Statement No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts(collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. This Statement is effective for contracts entered into or modified after June 30, 2003 and is not expected to have an impact on the Corporation's consolidated financial statements.

In May 2003, the Financial Accounting Standards Board issued Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of nonpublic entities. Adoption of the Statement did not result in an impact on the Corporation's consolidated financial statements.


==========================================================      =======================================================


WE HAVE NOT AUTHORIZED  ANYONE TO GIVE ANY INFORMATION OR
MAKE ANY  REPRESENTATION  ABOUT THE OFFERING THAT DIFFERS
FROM, OR ADDS TO, THE  INFORMATION IN THIS  PROSPECTUS OR
IN  OUR  DOCUMENTS  THAT  ARE  PUBLICLY  FILED  WITH  THE
SECURITIES AND EXCHANGE COMMISSION.  THEREFORE, IF ANYONE                               SHARES
DOES GIVE YOU  DIFFERENT OR ADDITIONAL  INFORMATION,  YOU
SHOULD NOT RELY ON IT. THE  DELIVERY  OF THIS  PROSPECTUS
AND/OR  THE SALE OF SHARES  OF  COMMON  STOCK DO NOT MEAN
THAT  THERE HAVE NOT BEEN ANY  CHANGES  IN OUR  CONDITION                    [James Monroe Bancorp, Inc.
SINCE  THE  DATE  OF  THIS  PROSPECTUS.  IF YOU  ARE IN A                            Logo Omitted]
JURISDICTION  WHERE IT IS UNLAWFUL  TO OFFER TO SELL,  OR
TO ASK FOR OFFERS TO BUY, THE SECURITIES  OFFERED BY THIS
PROSPECTUS,  OR  IF  YOU  ARE  A  PERSON  TO  WHOM  IT IS
UNLAWFUL  TO  DIRECT  SUCH  ACTIVITIES,  THEN  THE  OFFER
PRESENTED  BY THIS  PROSPECTUS  DOES NOT  EXTEND  TO YOU.
THIS  PROSPECTUS  SPEAKS ONLY AS OF ITS DATE EXCEPT WHERE

IT INDICATES THAT ANOTHER DATE APPLIES.                                              Common Stock




                                                                                  ------------------

                                                                                      Prospectus

                                                                                  ------------------

                    TABLE OF CONTENTS

                                                    PAGE

Summary...............................................
Risk Factors..........................................                        SCOTT & STRINGFELLOW, INC.
Caution About Forward Looking Statements..............
Use of Proceeds.......................................
Capitalization........................................
Market for Common Stock and Dividends.................
Selected Consolidated Financial Data.................                                           , 2003
Management's Discussion and Analysis.................
Business.............................................
Management...........................................
Share Ownership of Management and
   Five Percent Beneficial Owners....................
Supervision and Regulation...........................
Description of Our Capital Stock.....................
Underwriting.........................................
Legal Matters........................................
Experts..............................................
Where You Can Find Additional Information
   About James Monroe Bancorp........................
Index to Consolidated Financial Statements..........F-1


==========================================================      =======================================================


                 PART II: INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The expenses payable by the Company in connection with the Offering described in this Registration Statement are as follows:


                  Registration Fee...........................................................$936
                  *Blue Sky Filing Fees and Expenses (Including counsel fees).............$30,000
                  NASD Corporate Finance Fee...............................................$1,650
                  *Nasdaq Listing Fees.....................................................$4,600
                  *Legal Fees.............................................................$75,000
                  *Printing, Engraving and Edgar..........................................$25,000
                  *Accounting Fees and Expenses...........................................$25,000
                  *Other Expenses.........................................................$12,814
                                                                                          -------

                                    Total................................................$175,000
                                                                                         ========

                  ---------
                  *  Estimated

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Articles of Incorporation of James Monroe Bancorp provide that James Monroe Bancorp shall indemnify its officers and directors against all claims, liabilities, judgments, settlements, costs and expenses (including attorney's fees) resulting from any action suit, proceeding or claim to which such person is a party as a result of having been an officer or director if not grossly negligent in such person's actions, such person conducted himself in good faith and believed (a) in the case of such person's official capacity, that his conduct was in the best interests of the corporation, (b) in all other cases that his conduct was at least not opposed to its best interests; and (c) in the case of any criminal proceeding, that he had no reasonable cause to believe that his conduct was unlawful. The indemnification provided by the Articles of Incorporation is not exclusive of any right to indemnification which any person may be entitled to under any bylaw, resolution, agreement, vote of stockholders or provision of law. No indemnification may be made where indemnification would be in violation of Virginia law.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

         The exhibits filed as part of this registration statement are as follows:

         (a)      LIST OF EXHIBITS

         Number            Description
         ------            -----------
         1        Form of Underwriting Agreement (To be filed by amendment)
         4(a)     Indenture, dated as of March 26, 2002 between James Monroe
                  Bancorp, Inc. and State Street Bank and Trust Company of
                  Connecticut, National Association, as trustee (1)

         4(b) Amended and Restated Declaration of Trust, dated as of March 26, 2002 among James Monroe Bancorp, Inc., State Street Bank and Trust Company of Connecticut, National Association, as Institutional Trustee, and John R. Maxwell, David W. Pijor and Richard I. Linhart as Administrators (1)

         4(c) Guarantee Agreement dated as of March 26, 2002, between James Monroe Bancorp, Inc. and State Street Bank and Trust Company of Connecticut, National Association, as trustee (1)

         4(d) Indenture, dated as of July 31, 2003 between James Monroe Bancorp, Inc. and U.S. Bank, National Association, as trustee
                  (1)

         4(e) Amended and Restated Declaration of Trust, dated as of July 31, 2003 among James Monroe Bancorp, Inc., U.S. Bank, National Association, as Institutional Trustee, and John R. Maxwell, David W. Pijor and Richard I. Linhart as Administrators (1)

         4(f) Guarantee Agreement dated as of July 31, 2003, between James Monroe Bancorp, Inc. and U.S. Bank, National Association, as trustee (1)

         Number            Description
         ------            -----------
         5        Opinion of Kennedy, Baris & Lundy, L.L.P.

         10(a) Employment contract between James Monroe Bancorp and John R. Maxwell(2)

         10(b)    Employment contract between James Monroe Bancorp and Richard
                  I. Linhart(2)

         10(c)    James Monroe Bancorp1998 Management Incentive Stock Option
                  Plan (3)

         10(d)    James Monroe Bancorp 2000 Director's Stock Option Plan (4)

         10(e)    James Monroe Bancorp, Inc. 2003 Equity Compensation Plan (5)

         23(a)    Consent of Yount, Hyde & Barbour, PC, Independent Auditors

         23(b)    Consent of Kennedy, Baris & Lundy, L.L.P. (included in Exhibit
                  5)

         23(c)    Consent of LeClair Ryan, A Professional Corporation

----------------------------

     (1) Not filed in accordance with the provisions of Item 601(b)(4)(iii) of Regulation SK. The Company agrees to provide a copy of these documents to the Commission upon request.

     (2) Incorporated by reference to exhibit of same number to the Company's Annual Report on Form 10-KSB for the year ended December 31, 2002.

     (3) Incorporated by reference to exhibit 10(b) to the Company's registration statement on Form SB-2 (No. 333-38098).

     (4) Incorporated by reference to exhibit 10(c) to the Company's registration statement on Form SB-2 (No. 333-38098).

     (5) Incorporated by reference to exhibit 10(e) to the Company's Quarterly Report on Form 10-QSB for the quarter ended March 31, 2003.

ITEM 17.  UNDERTAKINGS

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         The undersigned registrant hereby undertakes that:

         (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

         (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

         The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange
Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Arlington, Virginia, on September 16, 2003.

                                          JAMES MONROE BANCORP, INC.


                                          By:   /s/ John R. Maxwell
                                                --------------------------------
                                                John R. Maxwell, President

         In accordance with the requirements of the Securities Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

         SIGNATURE                                     TITLE                                      DATE

 /s/ Fred A. Burroughs, III                Director                                       September 16, 2003
-------------------------------
Fred A. Burroughs, III

 /s/ Dr. Terry L. Collins                  Director                                       September 16, 2003
-------------------------------
Dr. Terry L. Collins

 /s/ Norman P. Horn                        Director                                       September 16, 2003
-------------------------------
Norman P. Horn

 /s/ Dr. David C. Karlgaard                Director                                       September 16, 2003
-------------------------------
Dr. David C. Karlgaard

 /s/ Richard C. Litman                     Director                                       September 16, 2003
-------------------------------
Richard C. Litman

 /s/ John R. Maxwell                       President, Chief Executive Officer             September 16, 2003
-------------------------------            and Director (Principal Executive Officer)
John R. Maxwell

 /s/ Dr. Alvin E. Nashman                  Director                                       September 16, 2003
-------------------------------
Dr. Alvin E. Nashman

 /s/ Helen L. Newman                       Director                                       September 16, 2003
-------------------------------
Helen L. Newman

 /s/ Thomas L. Patterson                   Director                                       September 16, 2003
-------------------------------
Thomas L. Patterson

 /s/ David W. Pijor                        Chairman of the Board of Directors             September 16, 2003
-------------------------------
David W. Pijor

 /s/ Russell E. Sherman                    Director                                       September 16, 2003
-------------------------------
Russell E. Sherman

 /s/ Richard I. Linhart                    Chief Operating Officer, Secretary             September 16, 2003
-------------------------------            (Principal Accounting and Financial Officer)
Richard I. Linhart

